Exhibit 99.5

PROSPECTUS

ARCHER LIMITED

(Organisation number: 40612)

Listing of 30,240,120 new shares on Oslo Børs, out of which 30,000,000 shares have been issued at a subscription price of NOK 30 per share, and 240,120 shares will be issued as part of a settlement with former Allis Chalmers Energy Inc. stockholders

________________________________________________________

The information contained in this prospectus (the “Prospectus”) relates to Archer Limited (the "Company”, and taken together with its consolidated subsidiaries, “Archer” or the “Archer Group”) and has been compiled for the purpose of listing 30,240,120 new shares of USD 2 par value in the Company on Oslo Børs. 30,000,000 of the new shares have been issued as part of a private placement (the “New Shares”) and 240,120 of the new shares will be issued as part of a settlement with former Allis Chalmer Energy Inc. stockholders (the “Settlement Shares”).

The New Shares have been issued and rank in parity with all other shares of the Company in issue (the "Shares"). The Settlement Shares will be issued no later than December 7, 2011 and will also rank in parity with the Shares.

Trading in the New Shares on Oslo Børs is expected to commence on or about November 15, 2011, under the Company's existing trading symbol “ARCHER” following approval of this Prospectus. Trading in the Settlement Shares on Oslo Børs is expected to commence no later than December 7, 2011, under the Company's existing trading symbol “ARCHER” following their issuance.

Investing in the Company involves risks. See Section 2 “Risk Factors”.

THIS PROSPECTUS SERVES AS A LISTING PROSPECTUS ONLY AS REQUIRED BY NORWEGIAN LAW AND REGULATIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY, SUBSCRIBE OR SELL ANY OF THE SECURITIES DESCRIBED HEREIN, AND NO SECURITIES ARE BEING OFFERED OR SOLD PURSUANT TO IT. THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

RS Platou Markets	Carnegie	Pareto Securities

Danske Bank	DnB Markets	First Securities	Nordea Markets

November 14, 2011

IMPORTANT NOTICE

This Prospectus has been prepared to comply with the Norwegian Securities Trading Act of 29 June 2007, no. 75 (Nw: verdipapirhandelloven) (the “Norwegian Securities Trading Act”) and related secondary legislation, including the EC Commission Regulation EC/809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and the Council of 4 November 2003 regarding information contained in prospectuses (the “Prospectus Directive”). This Prospectus has been reviewed and approved by the Norwegian Financial Supervisory Authority (Nw: Finanstilsynet) (the “NFSA”) in accordance with Sections 7-7 and 7-8, cf. Section 7-3, of the Norwegian Securities Trading Act.

This Prospectus has been prepared in connection with the listing of the New Shares and the Settlement Shares on Oslo Børs (the “Listing”).

This Prospectus has been published in an English version only. For the definitions of terms used throughout this Prospectus, see Section 14 “Definitions and Glossary” of this Prospectus.

The term “Managers” refers to RS Platou Markets AS, Pareto Securities AS, Carnegie ASA, DnB Markets, Danske Bank, First Securities.

Unless otherwise indicated, the source of information included in this Prospectus is the Company. The Managers makes no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by the Managers. The Managers disclaim all and any liability, whether arising in tort or contract or otherwise, which it might otherwise have in respect of this Prospectus or any such statement.

All inquiries relating to this Prospectus should be directed to the Company. No other person has been authorized to give any information about, or make any representation on behalf of the Company in connection with this Prospectus or the Listing, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or the Managers.

An investment in the Company involves inherent risks. Potential investors should carefully consider the risk factors set out in Section 2 “Risk Factors” in addition to the other information contained herein before making any investment decision. An investment in the Company is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of their investment. The contents of this Prospectus are not to be construed as legal, business or tax advice. Any prospective investor should consult with their own legal adviser, business adviser and tax adviser as to legal, business and tax advice.

The delivery of this Prospectus shall under no circumstance create any implication that the information contained herein is correct as of any time subsequent to the date of this Prospectus. However, in accordance with Section 7-15 of the Norwegian Securities Trading Act, every new factor, material mistake or inaccuracy which may have significance for the assessment of the Shares and which is brought to light between the publication of this Prospectus and the listing of the New Shares and the Settlement Shares, respectively, on Oslo Børs, will to the extent required be included in a supplement to this Prospectus.

The distribution of the Prospectus in certain jurisdictions may be restricted by law. Archer and the Managers require persons in possession of the Prospectus to inform themselves about and to observe any such restrictions. The Prospectus serves as a listing Prospectus as required by applicable laws and regulations. The Prospectus does not constitute an offer to buy, subscribe or sell any of the securities described herein, and no securities are being offered or sold pursuant to it.

The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws.

This Prospectus is subject to Norwegian law. Any dispute arising in respect of this Prospectus is subject to the exclusive jurisdiction of the Norwegian courts with Oslo District Court as legal venue in the first instance.

In the ordinary course of their respective businesses, the Managers and certain of its affiliates have engaged, and may continue to engage, in investment banking transactions with the Company and its subsidiaries.

Table of contents

1	Summary	2
2	Risk Factors	11
3	Responsibility for the Prospectus	23
4	Cautionary Note Regarding Forward-Looking Statements	24
5	The Private Placements	25
6	Company Overview	28
7	Board, Executive Management Team and Corporate Governance	42
8	Legal and Contractual Matters	53
9	Selected Historical Consolidated Financial Information	54
10	Operating and Financial Review and Prospects of Archer	61
11	Description of the company’s Common Shares	77
12	Unaudited Pro Forma Consolidated Financial Statements	92
13	Additional Information	102
14	Definitions and Glossary	104

Appendices

Appendix 1: Auditors Statement on Pro Forma	A 1
Appendix 2: Annual Report for 2008 for Gray Wireline	A 2
Appendix 3: Annual Report for 2009 for Gray Wireline	A 3
Appendix 4: Annual Report for 2010 for Gray Wireline	A 4

1	Summary

This following summary must be read as an introduction to the Prospectus and in conjunction with it, and is qualified in its entirety, by the more detailed information in the Prospectus and the documents attached hereto. Any decision to invest in the securities described herein should be based on consideration of the Prospectus as a whole, including the documents attached hereto. Following the implementation of the relevant provisions of the Prospective Directive (Directive 2003/71/EC) in each member state of the European Economic Area (the “EEA”), no civil liability will attach to those persons who have tabled this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in a member state of the EEA, the plaintiff investor might, under the national legislation of the member state where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

The summary highlights certain information about the Company and the Archer Group. It does not contain all the information that may be important to you. You should read the entire Prospectus, including the financial statements incorporated by reference hereto, before making an investment decision. In particular, you should carefully consider the information set out in Section 2 “Risk Factors”.

All references in this Prospectus to “Archer”, the “Archer Group” or similar refer to Archer Limited together with its consolidated subsidiaries and all references to the “Company” refer to Archer Limited. For the definitions or other capitalized terms and certain technical terms and expressions used throughout this Prospectus, see Section 14 “Definitions and Glossary”.

1.1	Introduction

General

The Company’s legal and commercial name is Archer Limited. The Company was incorporated on 31 August 2007, with registration number 40612, as an exempted limited company and is organised and exists under the laws of Bermuda.

The Company’s registered office is at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and the office of Archer Management Limited (UK) is in 2 Basil Street, London SW3 1AA, Great Britain, telephone: +44 207 590 1590. Archer has offices in Stavanger, Aberdeen, Rio de Janeiro, Singapore and Houston. Archer’s web site is www.archerwell.com.

History and development of Archer

Archer is a global oilfield service company specialising in drilling services and well services. Archer employs over 8,000 people with the objective of building better wells to help the customers produce more oil and gas. The Company has, since its incorporation under the name Seawell Limited, acquired several well specialist companies, including Allis-Chalmers Energy, Inc., all the operating companies of Great White Energy Services, Gray Wireline Services Inc., TecWel AS, Archer Oil Tools AS and other complementary businesses, each with a deep heritage in delivering wells and improving well performance. Following the Company’s merger with Allis-Chalmers Energy, Inc in February 2011, the Company changed its name to Archer Limited.

Underpinned by experience and an outstanding record for safety and efficiency, Archer drilling teams secure the production on more than 35 platforms and operate over 70 mobile land rigs in the Americas and the North Sea. Archer’s comprehensive drilling and workover services include platform drilling, land drilling, directional drilling, modular rigs, fluids, drill bits, engineering and equipment rentals, as well as a select range of well delivery support services and products. Archer’s well services capabilities include well intervention using wireline, tractors and coiled tubing, pressure control and pressure pumping, production monitoring, well imaging and integrity management tools, and other services aimed at improving well performance and extending well life. The Company is publicly traded on Oslo Børs under the ticker “ARCHER”. Archer’s main operations currently take place in the major basins within Europe, North and South America, and Archer is in the process of expanding throughout the Middle East, Asia Pacific and West Africa.

1.2	Financial information

1.2.1	Summary of the consolidated financial statements for Archer Group

The figures below are extracted from the Company’s audited consolidated financial statements for 2008, 2009 and 2010 converted to USD.

Archer	Years Ended December 31,
(USD in millions, except per share data)	2008	2009	2010
Statement of Operations Data:
Operating revenues:
Operating revenues	533.8	495.0	612.0
Reimbursables	107.5	114.3	106.7
Total operating revenues	641.3	609.3	718.7

Operating expenses:
Operating expenses	451.0	404.9	504.3
Reimbursables expenses	104.4	109.4	102.7
Depreciation and amortization	18.8	21.2	22.6
Impairment of brand name	-	-	-
General and administrative expenses	12.8	16.4	25.2
Total operating expenses	587.0	551.9	654.8

Operating income	54.3	57.4	63.9

Financial items:
Interest income	4.6	0.9	1.5
Interest expenses	(26.4)	(15.2)	(22.2)
Other financial items	(6.1)	(5.8)	(15.6)
Total financial items	(27.9)	(20.1)	(36.3)

Income before income taxes	26.4	37.3	27.6
Income taxes	(4.7)	(9.6)	(15.3)
Net income	21.7	27.7	12.3

Net income attributable to the parent	22.4	28.0	12.4
Net income attributable to the non-controlling interest	(0.7)	(0.3)	(0.1)

Basic earnings / per share	USD 0.20	USD 0.25	USD 0.08
Diluted earnings / per share	USD 0.20	USD 0.25	USD 0.08
Weighted average number of common shares outstanding: (Millions)
Basic	107.2	110.0	152.0
Diluted	107.2	110.6	155.9

The Company has not paid any dividends in 2008, 2009 nor 2010.

The figures below are extracted from the Company’s interim unaudited consolidated financial statements for the three-and six month period ended June 30, 2010 and 2011.

Archer	Three Months ended June 30,		Six Months ended June 30,
(USD in millions, except per share data	2010	2011	2010	2011
Statement of Operations Data:
Operating revenues:
Operating revenues	145.6	433.9	285.4	701.2
Reimbursables	23.6	26.0	45.7	51.9
Total operating revenues	169.2	459.9	331.1	753.1

Operating expenses:
Operating expenses	118.5	351.6	232.5	566.4
Reimbursables expenses	23.0	22.9	44.6	48.0
Depreciation and amortization	5.5	37.3	11.2	56.6
Impairment of brand name	-	-	-	5.1
General and administrative expenses	3.8	16.6	8.9	39.0
Total operating expenses	150.5	428.4	297.2	715.1

Operating income	18.7	31.5	34.0	38.0

Financial items:
Interest income	0.2	1.5	0.4	2.0
Interest expenses	(3.9)	(12.9)	(7.9)	(20.0)
Other financial items	4.6	(12.3)	3.2	(24.1)
Total financial items	0.9	(23.7)	(4.3)	(42.1)

Income before income taxes	19.6	7.8	29.7	(4.1)
Income taxes	(6.0)	(6.5)	(8.4)	(6.7)
Net income	13.6	1.3	21.3	(10.8)

Net income attributable to the parent	13.6	1.3	21.3	(10.8)
Net income attributable to the non-controlling interest	0.0	0.0	0.0	0.0

Basic earnings /(loss) per share	0.12	0.00	0.19	(0.04)
Diluted earnings /(loss) per share	0.12	0.00	0.18	(0.04)
Weighted average number of common shares outstanding: (Millions)
Basic	110.0	294.2	110.0	294.2
Diluted	110.6	298.5	110.6	298.5

1.2.2           Summary of the consolidated financial balance sheet

The below figures are extracted from the Company’s consolidated audited balance sheets as of December 31, 2008, 2009 and 2010 and the Company’s interim unaudited consolidated balance sheets as of June 30, 2010 and 2011, converted to USD.

Consolidated Balance Sheet (USD in millions)	31 December 2008 Consolidated	31 December 2009 Consolidated	31 December 2010 Consolidated
ASSETS
Current assets
Cash and cash equivalents	32.0	41.1	174.4
Restricted cash	9.2	9.0	12.2
Accounts receivables	81.7	95.5	151.6
Other current assets	46.5	33.1	64.5
Total current assets	169.4	178.7	402.7
Non-current assets
Drilling equipment and other fixed assets	44.9	70.2	110.9
Asset under construction	22.9	29.0	31.4
Deferred income tax asset	2.7	1.6	5.4
Other intangible assets	22.7	23.5	58.6
Goodwill	229.3	275.8	356,4
Deferred charges	0.6	0.6	9.9
Total non-current assets	323.1	400.8	572.6
Total assets	492.5	579.4	975.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long term debt	31.2	45.2	1.9
Other current liabilities	113.7	88.4	162.9
Amounts due to parent	0.0	33.2	0.0
Total current liabilities	145.0	166.8	164.8

Non-current liabilities
Subordinated loan from parent	0.0	106.5	0.0
Long-term interest bearing debt	259.8	171.4	192.4
Deferred tax liability	0.0	0.0	12.8
Other non-current liabilities	32.3	26.0	47.4
Total non current liabilities	292.1	303.8	252.6

Shareholders' equity
Common shares of par value USD 2.00 per share:
600,000,000 shares authorized
225,400,050 outstanding at 31 December 2010 (31 December 2009: 110,000,050) (31 December 2008: 110,000,050)	220.0	220.0	450.8
Additional paid in capital	30.1	31.3	219.4
Retained earnings	28.8	56.8	69.2
Accumulated other comprehensive income	(18.5)	5.7	23.6
Contributed deficit	(205.1)	(205.1)	(205.1)
Non-controlling interest	0.1	0.1	0.0
Total shareholders' equity	55.4	108.8	557.9
Total liabilities and shareholders' equity	492.5	579.4	975.3

Total debt/equity	7.9	4.3	0.7

Consolidated Balance Sheet (USD in millions)	30 June 2010 Consolidated	30 June 2011 Consolidated

Current assets
Cash and cash equivalents	37.8	42.9
Restricted cash (note 5)	11.0	18.6
Accounts receivables	105.8	352.7
Other current assets	29.5	125.9
Total current assets	184.1	540.1
Non-current assets
Drilling equipment and other fixed assets	62.6	765.7
Asset under construction	26.6	83.1
Deferred income tax asset	0.0	9.0
Other intangible assets	29.9	148.9
Goodwill	251.0	658.3
Deferred charges	0.4	15.8
Total non-current assets	370.4	1680.8
Total assets	554.5	2200.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long term debt	40.3	8.7
Other current liabilities	124.6	288.6
Amounts due to parent	0.0	0.0
Total current liabilities	164.9	297.3

Non-current liabilities
Subordinated loan from parent	97.9	0.0
Long-term interest bearing debt	151.4	664,7
Deferred tax liability	1.3	32.3
Other non-current liabilities	25.1	50.2
Total non current liabilities	275.6	747.2

Shareholders' equity
Common shares of par value USD 2.00 per share:
600,000,000 shares authorize
323,444,002 outstanding at June 30, 2011 (30 June 2010: 110,000,050)	220.0	646.8
Additional paid in capital	31.3	609.2
Retained earnings	78.0	58.4
Accumulated other comprehensive income	(10.2)	67.0
Contributed deficit	(205.1)	(205.1)
Non-controlling interest	0.0	0.1
Total shareholders' equity	114.0	1176.4
Total liabilities and shareholders' equity	554.6	2220.9

Total debt/equity	3.9	0.9

The consolidated financial statements and the interim consolidated financial statements are incorporated by reference in Section [13.3].

Significant changes

There have been no significant changes in the financial or trading position of the Archer Group subsequent to June 30, 2011, other than those described in Section [10.7].

Working capital

As of the date of this Prospectus, the Company does not have sufficient working capital for its present requirements. The Company does not have sufficient capital to repay a total of USD 67 million in bridge financing which would need to be repaid within December 31, 2011 if not otherwise refinanced or an amount of USD 215 million originally earmarked for the repayment of ALY bonds which would need to be repaid within March 31, 2012 if not otherwise refinanced.

The existing cash and the negotiated credit lines are sufficient to fund Archer’s other current capital requirements. The Company is confident that it will be able to refinance the above mentioned amounts through shareholder loans or third party financing or a combination of both within the periods due.

Capitalization and indebtedness

As of June 30, 2011 (adjusted), the Archer Group’s total capitalisation was USD 2,522.7 million, net financial indebtedness was USD (979.9) million and total equity was USD 1,423.8 million; see Section 10.6 for further details.

Research and development and patents and licenses

Archer holds no patents or licenses that are business critical or any other significant patents.

Trends

The Archer Group has not experienced any changes or trends that are significant to the Archer Group between June 30, 2011, and the date of this Prospectus. See Section 6.15 for further details.

1.3	Board, executive management and employees

Board

The Company’s board of directors currently consists of Saad Bargach (Chairman), Fredrik Halvorsen (Deputy Chairman), Tor Olav Trøim (Director), Kate Blankenship (Director), Cecilie Fredriksen (Director), Giovanni Dell' Orto (Director), John Reynolds (Director), and Alejandro P. Bulgheroni (Director).

Executive management team and employees

The Board has decided that the Company shall have no employees and that all of the Company’s management requirements shall be contracted in from subsidiaries and third parties. The individuals in the executive management team with major areas of responsibility for the Company's day-to-day management requirements are:

Jørgen P. Rasmussen (President and Chief Executive Officer of Archer Management Limited (UK)), Thorleif Egeli (Executive Vice President and Chief Operating Officer of Archer Management LLC (US)), Max L. Bouthillette (Executive Vice President and General Counsel of Archer Management LLC (US)), Christoph Bausch (Executive Vice President and Chief Financial Officer of Archer Management Limited (UK)), Lars Bethuelsen (Senior Vice-President | Mergers and Acquisition and Investor Relations of Archer Management AS), Gunnar Lemvik (Vice-President | Human Resources and Merger Integration of Archer Management AS), Gunnar Andersen (Vice President | Technology Development of Archer Management AS).

As of September 30, 2011, the Archer Group has 8,400 employees.

1.4	Major shareholders and related party transactions

Major shareholders

As of November 14, 2011, the five largest shareholders in the Company were:

	Shareholder	Number of Shares	%
1	SEADRILL LTD	146,238,446	39.94%
2	LIME ROCK PARTNERS V L.P.	45,101,867	12.32%
3	HEMEN HOLDING LIMITED	24,349,000	7.32%
4	JPMORGAN CHASE BANK NORDEA RE:NON-TREATY	14,649,315	4.00%
5	FOLKETRYGDFONDET	10,946,609	2.99%

Related party transactions

The Company has related party relationships. For details of the Company’s related party transactions see Section 8.3 below in this Prospectus.

1.5	Advisors and auditors

Advisors

The Managers for the Listing is RS Platou Markets AS, Pareto Securities AS, Carnegie ASA, DnB Markets, Danske Bank, First Securities.

Wiersholm, Mellbye & Bech, advokatfirma AS has acted as Norwegian legal advisor to the Company and the Managers.

Auditor

PricewaterhouseCoopers is the Company’s independent auditor. PricewaterhouseCoopers AS is a member of the Norwegian Institute of Public Auditors (Norwegian: “Den Norske Revisorforening”).

1.6	Share capital

As at the date of this Prospectus, the Company’s authorized share capital is USD 1,200,000,000 divided into 600,000,000 Shares each with a par value of USD 2.00. All Shares in the Company are of the same class.

As at the date of this Prospectus, the issued, fully paid and outstanding share capital of the Company is USD 732,338,004, consisting of 366,169,002 Shares, each with a par value of USD 2.00. The Shares have all been validly issued and fully paid.

The Company has, pursuant to a settlement with former Allis-Chalmers Energy Inc. stockholders, resolved to issue a total of 240,120 common shares no later than December 7, 2011.

1.7	Additional information

Bye-laws

The Bye-laws of the Company are included in this prospectus by reference in Section 13.3.

Documents on display

Copies of the following documents will be available for inspection at the Company’s registered office during normal business hours from Monday to Friday each week (except public holidays) for a period of 12 months from the date of this Prospectus:

i.	the Memorandum of Association of the Company;

ii.	the Bye-laws;

iii.
The Company’s historical audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and interim consolidated financial statements second quarter and the six months ended June 30, 2010 and 2011, and the annual accounts for the Company’s major subsidiaries for 2008-2010;

iv.	stock exchange notices, including quarterly reports, distributed by the Company through Oslo Børs’ information system;

v.	all reports, letters, and other documents and statements prepared by any expert at Archer’s request any part of which is included or referred to in this Prospectus; and

vi.
the audited consolidated financial statements for the year ended December 31, 2010, and the unaudited interim consolidated financial statements second quarter and the six months ended June 30, 2011 and 2010, for GWH.

1.8	Listing of the New Shares and the Settlement Shares

ISIN	BMG 0451H1097.

Oslo Børs Ticker Symbol	ARCHER

Listing and Trading of the Shares
It is expected that trading in the New Shares will commence on Oslo Børs on or about November 15, 2011.
It is expected that trading in the Settlement Shares will commence on Oslo Børs no later than December 7, 2011.

Rationale and use of proceeds
The net proceeds of approximately USD 248 million from the First Private Placement and the Second Private Placement have been used to reduce the bridge financing asummed in connection with the acquisition of Great White. The remaining bridge financing of, approximately USD 67 million, would need to be repaid by December 31, 2011 if not otherwise refinanced. Furthermore an amount of USD 215 million, originally earmarked for the repayment of Allis-Chalmers bonds, needs to be refinanced before March 31, 2012.

Dilution
The dilutive effect for existing shareholders in connection with the issuance of the New Shares is approximately [8.19]%.
The dilutive effect for existing shareholders in connection with the issuance of the Settlement Shares is approximately [0.07]%.

Expenses	The total costs are expected to amount to approximately USD [2] million.

1.9           Summary of risk factors

A number of risk factors may adversely affect Archer and the Company’s Shares. This section contains only a summary of risk factors associated with an investment in the Company. It does not contain the necessary information to assess and understand these risks. In addition to reading the entire Prospectus, including the financial statements attached hereto, or incorporated by reference, you should therefore carefully consider the information set out in Section 2 “Risk Factors” before making an investment decision. Neither this summary nor the risks described in Section 2“Risk Factors” are exhaustive and other risks not discussed herein may also affect Archer. The following risk factors are described in Section 2 “Risk Factors”:

•	Global political, economic and market conditions could negatively impact Archer’s business.
•	Archer’s business depends on the level of activity in the exploration and production industry, which is significantly, affected by volatile oil and natural gas prices.
•
Legal requirements, conservation measures and technological advances could reduce demand for oil and natural gas, which may adversely affect Archer’s business, financial condition, results of operations and cash flows.

•	Archer’s industry is highly competitive, with intense price competition. Archer’s inability to compete successfully may reduce its profitability.
•	The oilfield service industry is highly cyclical and lower demand and pricing could result in declines in Archer’s profitability.
•
A small number of customers account for a significant portion of Archer’s total operating revenues, and the loss of, or a decline in the creditworthiness of, one or more of these customers could adversely affect Archer’s financial condition and results of operations.

•	Many of Archer’s customers’ activity levels, spending for Archer’s services and payment patterns have been and may continue to be impacted by the credit markets.
•	Archer’s business depends upon their ability to obtain specialized equipment and parts from third party suppliers, and Archer may be vulnerable to delayed deliveries and future price increases.
•	The loss of or interruption in operations of one or more of Archer’s key raw material suppliers and shortages of water could have a material adverse effect on Archer’s operations.
•	Archer can provide no assurance that its current backlog will be ultimately realized.
•
Archer will experience reduced profitability if its customers reduce activity levels or terminate or seek to renegotiate their contracts or if Archer experiences downtime, operational difficulties, or safety-related issues.

•	If Archer is unable to renew or obtain new and favourable contracts for rigs whose contracts are expiring or are terminated, Archer’s revenues and profitability could be materially reduced.
•	An oversupply of comparable rigs in the geographic markets in which Archer competes could depress the utilization rates and dayrates for its rigs and materially reduce its revenues and profitability.
•
Archer’s growth strategy includes making acquisitions, but Archer may be unable to complete and finance future acquisitions on acceptable terms. In addition, Archer may fail to successfully integrate assets or businesses it acquires or may incorrectly predict operating results.

•	Archer may not achieve the expected benefits of its acquisition of Great White.
•	Archer’s inability to effectively integrate the business and operations of Great White with its own could disrupt its operations and force Archer to incur unanticipated costs.
•	Following the acquisition of Great White, on a consolidated basis, Archer will have more debt than prior to the acquisition, which could adversely affect its business.
•	The loss of the services of key executives of Archer’s management companies or Archer’s failure to attract and retain skilled workers and key personnel could hurt Archer’s operations.
•	Severe weather could have a material adverse impact on Archer’s business.
•	A terrorist attack or armed conflict could harm Archer’s business.
•	Archer has recorded substantial goodwill as the result of its acquisitions and goodwill is subject to periodic reviews or impairment.
•	Archer does business in jurisdictions whose political and regulatory environments and compliance regimes differ
•	Archer’s results of operations may be adversely affected by currency fluctuations.
•	Archer may be subject to litigation if another party claims that Archer has infringed upon its intellectual property rights.
•	Archer could be adversely affected if it fails to keep pace with technological changes and changes in technology could have a negative result on Archer’s market share.
•	Archer is subject to numerous governmental laws and regulations, some of which may impose significant liability on Archer for environmental and natural resource damages.
•	Archer may be subject to claims for personal injury and property damage, which could materially adversely affect Archer’s financial condition and results of operations.
•	Archer’s insurance coverage may become more expensive, may become unavailable in the future, and may be inadequate to cover Archer’s losses.

•
A significant portion of Archer’s business is conducted in the North Sea. The mature nature of this region could result in less drilling activity in the area, thereby reducing demand for Archer’s services.

•	Archer is a holding company, and as a result is dependent on dividends from its subsidiaries to meet its obligations.
•	Archer has a significant level of debt, and could incur additional debt in the future, which could have significant consequences for its business and future prospects.
•	Archer will need to refinance portions of the assumed debt by December 31, 2011 and by March 31, 2012, and will risk to not being able to secure funding, which could adversely affect its business.
•
Archer’s credit facility imposes restrictions on Archer that may limit the discretion of management in operating Archer’s business and that, in turn, could impair Archer’s ability to meet its obligations.

•
Archer’s operations are subject to a significant number of tax regimes, and changes in legislation or regulations in any one of the countries in which Archer operates could negatively and adversely affect Archer’s results of operations.

•	Archer’s tax liabilities could increase as a result of adverse tax audits, inquiries or settlements.
•	Archer is subject to litigation that could have an adverse effect on it.
•	Archer’s reputation and its ability to do business may be impaired by corrupt behaviour by employees or agents or those of its affiliates.
•	Archer common shares may trade at low volumes that could have an adverse effect on the resale price, if any, of the Archer common shares.
•	The price of Archer’s common shares has been, and may continue to be, volatile.
•	Archer is a Bermuda company and being a shareholder of a Bermuda company involves different rights and privileges than being a stockholder of a corporation registered in Norway.
•	Because Archer is organized under the laws of Bermuda, investors may face difficulties in protecting their interests, and their ability to protect their rights through courts may be limited.
•	Archer may not have sufficient capital in the future to meet its needs. Future financings to provide this capital may dilute shareholders’ ownership in the combined company.
•	Seadrill and Lime Rock currently control a substantial ownership stake in Archer and such interests could conflict with those of Archer’s other shareholders.

2           RISK FACTORS

Investing in the Company involves inherent risks. Prospective investors should consider, among other things, the risk factors set out in this Prospectus before making an investment decision. The risks described below may not the only ones facing Archer. Additional risks not presently known to the Company or that the Company currently deems immaterial may also impair Archer’s business operations and adversely affect the price of the Company’s Shares. If any of the risks actually occur, Archer’s business, financial position and operating results could be materially and adversely affected.

A prospective investor should consider carefully the factors set forth below, and elsewhere in the Prospectus, and should consult his or her own expert advisors as to the suitability of an investment in the Shares of the Company.

An investment in the Shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment.

The order in which the risks are presented below is not intended to provide an indication of the likelyhood of their occurance nor of their severity or significance. These risks should also be considered in connection with the cautionary statement regarding forward-looking information set forth in Section 4.

2.1	Risks related to Archer’s business

Global political, economic and market conditions could negatively impact Archer’s business.

Archer’s operations are affected by global political, economic and market conditions. A worldwide economic downturn could reduce the availability of liquidity and credit to fund business operations worldwide. This could adversely affect Archer’s customers, suppliers and lenders operations which in turn could affect demand for Archer’s services. In addition, an economic downturn could reduce demand for drilling and well services negatively and impact Archer’s activity levels and pricing of its services and thus adversely affect Archer’s financial condition and results of operations. A decline in energy consumption following a downturn will have materially and adversely affect on Archer’s results of operations. Continued hostilities in the Middle East and West Africa and the occurrence or threat of terrorist attacks against the United States or other countries could contribute to a downturn in the economies of countries in which Archer operates. A sustained or deep recession could further limit economic activity and thus result in an additional decrease in energy consumption, which in turn could cause Archer’s revenues and margins to decline and limit Archer’s future growth prospects.

Archer’s business depends on the level of activity in the exploration and production industry, which is significantly, affected by volatile oil and natural gas prices.

Archer’s business depends on the level of activity of oil and natural gas exploration, development and production in the North Sea and internationally, and in particular, the level of exploration, development and production expenditures of Archer’s customers. Demand for Archer’s drilling and well services is adversely affected by declines in exploration, development and production activity associated with depressed oil and natural gas prices. Even the perceived risk of a decline in oil or natural gas prices often causes exploration and production companies to reduce their spending. The worldwide deterioration in the financial and credit markets, which began in the second half of 2008, resulted in diminished demand for oil and gas and significantly lower oil and natural gas prices. The significant decline in oil and natural gas prices caused many of Archer’s customers to reduce their activities and spending in 2009, and these reduced levels of activity and spending could continue through 2011 and beyond. In addition, higher prices do not necessarily translate into increased drilling activity since Archer’s clients’ expectations about future commodity prices typically drive demand for Archer’s services. Oil and natural gas prices are extremely volatile. On July 2, 2008 natural gas prices were USD 13.31 per million British thermal unit, or MMBtu, at the Henry Hub. They subsequently declined sharply, reaching a low of USD 1.88 per MMBtu at the Henry Hub on September 4, 2009. As of November 11, 2011, the closing price of natural gas at the Henry Hub was USD 3.28 per MMBtu. The spot price for West Texas intermediate crude has in the last few years ranged from a high of USD 145.29 per barrel as of July 3, 2008, to a low of USD 33.87 per barrel as of December 19, 2008, with a closing price of USD 98.99 per barrel as of November 11, 2011. Oil and natural gas prices are affected by numerous factors, including the following:

•	the demand for oil and natural gas in Europe, the United States and elsewhere;
•	the cost of exploring for, developing, producing and delivering oil and natural gas;
•	political, economic and weather conditions in Europe, the United States and elsewhere;
•	advances in exploration, development and production technology;
•	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain oil production levels and pricing;
•	the level of production in non-OPEC countries;
•	domestic and international tax policies and governmental regulations;

•	the development and exploitation of alternative fuels, and the competitive, social and political position of natural gas as a source of energy compared with other energy sources;
•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;
•
the worldwide military and political environment and uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, West Africa and other significant oil and natural gas producing regions; and

•	acts of terrorism or piracy that affect oil and natural gas producing regions, especially in Nigeria, where armed conflict, civil unrest and acts of terrorism have recently increased.

Legal requirements, conservation measures and technological advances could reduce demand for oil and natural gas, which may adversely affect Archer’s business, financial condition, results of operations and cash flows.

Environmental and energy matters have been the focus of increased scientific and political scrutiny and are subject to various legal requirements. International agreements, national laws, state laws and various regulatory schemes limit or otherwise regulate energy-related activities, such as emissions of greenhouse gasses, and additional restrictions are under consideration by governmental entities. These legal requirements as well as fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. Archer cannot predict the impact of the changing demand for oil and gas services and products, and any major changes may have a material adverse effect on Archer’s business, financial condition, results of operations and cash flows.

Archer’s industry is highly competitive, with intense price competition. Archer’s inability to compete successfully may reduce its profitability.

Archer’s industry is highly competitive. Archer’s contracts are traditionally awarded on a competitive bid basis, with pricing often being the primary factor in determining which qualified contractor is awarded a job, although each contractor’s technical capability, product and service quality and availability, responsiveness, experience, safety performance record and reputation for quality can also be key factors in the determination.

Several other oilfield service companies are larger than Archer and have resources that are significantly greater than Archer’s resources. Furthermore, Archer competes with several smaller companies capable of competing effectively on a regional or local basis. These competitors may be able to better withstand industry downturns, compete on the basis of price, and acquire new equipment and technologies, all of which could affect Archer’s revenues and profitability. These competitors compete with Archer both for customers and for acquisitions of other businesses. This competition may cause Archer’s business to suffer. Archer’s management believes that competition for contracts will continue to be intense in the foreseeable future.

In addition, some exploration and production companies have begun performing hydraulic fracturing and directional drilling on their wells using their own equipment and personnel. Any increase in the development and utilization of in-house fracturing and directional drilling capabilities by Archer’s customers could decrease the demand for Archer’s services and have a material adverse impact on Archer’s business.

The oilfield service industry is highly cyclical and lower demand and pricing could result in declines in Archer’s profitability.

Historically, the oilfield service industry has been highly cyclical, with periods of high demand and favourable pricing often followed by periods of low demand and sharp reduction in pricing power. Periods of decreased demand or increased supply intensify the competition in the industry. As a result of the cyclicality of Archer’s industry, management expects Archer’s results of operations to be volatile and to decrease during market declines.

A small number of customers account for a significant portion of Archer’s total operating revenues, and the loss of, or a decline in the creditworthiness of, one or more of these customers could adversely affect Archer’s financial condition and results of operations.

Archer derives a significant amount of its total operating revenues from a few energy companies. During the six months ended June 30, 2011, contracts from Statoil, ConocoPhillips, Pan American Energy, BP and Shell accounted for 22%, 12%, 12%, 4% and 3% of Archer’s total operating revenues respectively. In the year ended December 31, 2010, Statoil, ConocoPhillips, BP and Shell accounted for approximately 46%, 16%, 7% and 6% of Archer’s total operating revenues, respectively. Archer’s financial condition and results of operations will be materially adversely affected if these customers interrupt or curtail their activities, terminate their contracts with Archer, fail to renew their existing contracts or refuse to award new contracts to Archer, and Archer is unable to enter into contracts with new customers at comparable dayrates. The loss of any significant customer could adversely affect Archer’s financial condition and results of operations.

Additionally, this concentration of customers may increase Archer’s overall exposure to credit risk. Archer’s customers will likely be similarly affected by changes in economic and industry conditions. Archer’s financial condition and results of operations will be materially and adversely affected if one or more of its significant customers fails to pay Archer or ceases to contract with Archer for its services on terms that are favourable to Archer or at all.

Many of Archer’s customers’ activity levels, spending for Archer’s services and payment patterns have been and may continue to be impacted by the credit markets.

Many of Archer’s customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During 2008 there was a significant decline in the credit and equity markets, adversely impacting the availability of capital. Archer believes that since March 2009, the credit and equity markets have improved. However, uncertainty regarding any continued improvement or the actual deterioration of these markets could have a material adverse impact on Archer’s customers’ willingness or ability to spend for Archer’s services. Such reduction in spending could have a material adverse effect on Archer’s operations.

In addition, while historically Archer’s customer base has not presented significant credit risks, the same factors that may lead to a reduction in Archer’s customers’ spending also may increase Archer’s exposure to the risks of nonpayment and nonperformance by Archer’s customers. A significant reduction in Archer’s customers’ liquidity may result in a decrease in their ability to pay or otherwise perform on their obligations to Archer. Any increase in the nonpayment of and nonperformance by Archer’s counterparties, either as a result of recent changes in financial and economic conditions or otherwise, could have an adverse impact on Archer’s operating results and could adversely affect the liquidity.

Archer’s business depends upon their ability to obtain specialized equipment and parts from third party suppliers, and Archer may be vulnerable to delayed deliveries and future price increases.

Archer purchases specialized equipment and parts from third party suppliers and affiliates. Currently, there is a high demand for hydraulic fracturing, coiled tubing and other oil field services and extended lead times to obtain equipment needed to provide these services. Further, there are a limited number of suppliers that manufacture the equipment Archer use. Should Archer’s current suppliers be unable or unwilling to provide the necessary equipment and parts or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of Archer’s services could have a material adverse effect on Archer’s business, financial condition, results of operations and cash flows. In addition, future price increases for this type of equipment and parts could negatively impact Archer’s ability to purchase new equipment to update or expand the existing fleet or to timely repair equipment in the existing fleet. Refer to Section 6.7 for further information on Archer’s ability to purchase required equipment.

The loss of or interruption in operations of one or more of Archer’s key raw material suppliers and shortages of water could have a material adverse effect on Archer’s operations.

Archer’s reliance on outside suppliers for some of the key raw materials Archer uses in providing their services involves several risks, including limited control over the price, timely delivery and quality of such materials or equipment. Archer relies on a limited number of suppliers for certain raw materials, particularly sand and other proppants, which are critical for certain of Archer’s operations. In the past Archer has experienced a shortage of sand and if Archer were to again have a problem sourcing this or other raw materials or transporting these materials from these suppliers, Archer’s ability to provide services would be limited. Archer does not have commitments with Archer’s suppliers to ensure the continued supply of raw materials. Historically, Archer has placed orders with it’s suppliers that meet Archer’s expected raw material demands for short periods of time. Any changes in Archer’s suppliers could cause material delays in Archer’s operations and increase Archer’s costs. In addition, Archer’s suppliers may not be able to meet Archer’s future demands as to volume, quality or timeliness. Archer’s inability to obtain timely delivery of key raw materials of acceptable quality or any significant increases in prices of such materials could result in material operational delays, increase Archer’s operating costs, limit Archer’s ability to service it’s customers’ wells or otherwise materially and adversely affect Archer’s business and operating results. Further, Archer’s hydraulic fracturing operations require significant amounts of water and may be negatively impacted by shortages of water, due to droughts or otherwise, in the areas in which Archer operate. Archer’s fracturing operations in certain shales are more water intensive due to the peculiar geology of such shales, and competition for water in such shales is growing.

Archer can provide no assurance that its current backlog will be ultimately realized.

As of June 30, 2011, Archer’s total drilling and well services backlog was approximately USD 1.2 billion. The USD amount of Archer’s backlog does not necessarily indicate actual future revenue or earnings related to the performance of that work. Management calculates its contract revenue backlog, or future contracted revenue, as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization and excluding revenues for contract preparation and customer reimbursable. Archer may not be able to perform under its contracts due to various operational factors, including unscheduled repairs, maintenance, operational delays, health, safety and environmental incidents, weather events in the North Sea and elsewhere and other factors (some of which are beyond Archer’s control), and Archer’s customers may seek to cancel or renegotiate Archer’s contracts for various reasons, including a financial downturn or falling commodity prices. In some of the contracts, Archer’s customer has the right to terminate the contract without penalty and in certain instances, with little or no notice. Archer’s inability or the inability of its customers to perform their respective contractual obligations may have a material adverse effect on Archer’s financial position, results of operations and cash flows.

Archer will experience reduced profitability if its customers reduce activity levels or terminate or seek to renegotiate their contracts or if Archer experiences downtime, operational difficulties, or safety-related issues.

Currently, Archer’s drilling services contracts with major customers are both dayrate contracts, pursuant to which Archer charges a fixed charge per day regardless of the number of days needed to drill the well and footage based contracts, where a fixed rate per foot drilled is charged regardless of the time it takes to drill. Likewise, under Archer’s current well services contracts, Archer charges a fixed daily fee. During depressed market conditions, a customer may no longer need services that are currently under contract or may be able to obtain comparable services at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing platform drilling contracts or avoid their obligations under those contracts. In addition, Archer’s customers may have the right to terminate, or may seek to renegotiate, existing contracts if Archer experiences downtime, operational problems above the contractual limit or safety-related issues or in other specified circumstances, which include events beyond the control of either party.

Some of Archer’s contracts with its customers include terms allowing the customer to terminate the contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, under some of its existing contracts, Archer could be required to pay penalties if such contracts are terminated due to downtime, operational problems or failure to perform. Some of Archer’s other contracts with customers may be cancellable at the option of the customer upon payment of a penalty, which may not fully compensate Archer for the loss of the contract. Early termination of a contract may result in Archer’s employees being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. If Archer’s customers cancel or require Archer to renegotiate some of its significant contracts, and Archer is unable to secure new contracts on substantially similar terms, or if contracts are suspended for an extended period of time, Archer’s revenues and profitability would be materially reduced.

In addition to dayrate based contracts Archer drilling services also performs footage or turnkey based land drilling operations in Argentina. Such contracts carry operational risks of not drilling the wells in the anticipated time, risks of redrilling and risks related to losses of drilling mud.

If Archer is unable to renew or obtain new and favourable contracts for rigs whose contracts are expiring or are terminated, Archer’s revenues and profitability could be materially reduced.

Archer has a number of contracts that will expire. Archer’s ability to renew these contracts or obtain new contracts and the terms of any such contracts will depend on market conditions. Archer may be unable to renew its expiring contracts or obtain new contracts for the rigs, and the dayrates under any new contracts may be substantially below the existing dayrates, which could materially reduce Archer’s revenues and profitability.

An oversupply of comparable rigs in the geographic markets in which Archer competes could depress the utilization rates and dayrates for its rigs and materially reduce its revenues and profitability.

Utilization rates, which are the number of days a rig actually works divided by the number of days the rig is available for work, and dayrates, which are the contract prices customers pay for rigs per day, are also affected by the total supply of comparable rigs available for service in the geographic markets in which Archer competes. Improvements in demand in a geographic market may cause Archer’s competitors to respond by moving competing rigs into the market, thus intensifying price competition. Significant new rig construction could also intensify price competition. In the past, there have been prolonged periods of rig oversupply with correspondingly depressed utilization rates and dayrates largely due to earlier, speculative construction of new rigs. Improvements in dayrates and expectations of longer-term, sustained improvements in utilization rates and dayrates for drilling rigs may lead to construction of new rigs. These increases in the supply of rigs could depress the utilization rates and dayrates for the rigs and materially reduce Archer’s revenues and profitability.

Archer’s growth strategy includes making acquisitions, but Archer may be unable to complete and finance future acquisitions on acceptable terms. In addition, Archer may fail to successfully integrate assets or businesses it acquires or may incorrectly predict operating results.

As part of its growth strategy, Archer may consider future acquisitions that could involve the payment by Archer of a substantial amount of cash, the incurrence of a substantial amount of debt, the issuance of a substantial amount of equity or a combination of the foregoing. If Archer is restricted from using cash or incurring debt to fund a potential acquisition, Archer may not be able to issue; on terms it finds acceptable, sufficient equity to complete an acquisition or investment.

Management cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of Archer’s common shares.

Any future acquisitions could present a number of risks, including:

•
the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely;
•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired businesses, including but not limited to environmental liabilities;
•	potential losses of key employees and customers of the acquired businesses;
•	increases in Archer’s expenses and working capital requirements.
•	inability to commercially develop acquired technologies;
•	limitations on Archer’s ability to properly assess and maintain an effective internal control environment over an acquired business, in order to comply with public reporting requirements; and
•	the risk of diversion of management’s attention from existing operations or other priorities.

If Archer is unsuccessful in integrating its acquisitions in a timely and cost-effective manner, Archer’s financial condition and results of operations could be adversely affected.

Archer may not achieve the expected benefits of its acquisition of all the operating companies of Great White Energy Services. In August 2011, Archer entered into a sale and purchase agreement regarding the acquisition of all the operating companies of Great White Energy Services, a group formed by Wexford Capital LP (“Great White”) with the expectation that the acquisition would result in various benefits. Some of those benefits may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances, some of which are beyond Archer’s control. For example, future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the oil and gas exploration and production industry. Also, the potential synergies that Archer anticipates may not be realized. In addition, other risk factors discussed below may prevent the achievement of the expected advantages of the acquisition.

Archer’s inability to effectively integrate the business and operations of Great White with its own could disrupt its operations and force Archer to incur unanticipated costs.

Archer’s ability to integrate Great White’ operations with its own will be important to the future success of Archer. Successful integration is subject to numerous conditions beyond Archer’s control, including adverse general and regional economic conditions, general industry trends and competition. The successful integration of Great White’ business will require Archer to, among other things, retain key employees from the operating companies of Great White Energy Services. Archer’s future performance will depend, in part, on its ability to successfully integrate these new employees into Archer. Archer’s failure to retain and successfully integrate these new employees, or otherwise effectively integrate Great White’ operations with its own, could disrupt Archer’s ongoing business, force Archer to incur unanticipated costs and adversely affect the trading price of Archer common shares

Following the acquisition of Great White, on a consolidated basis, Archer will have more debt than prior to the acquisition, which could adversely affect its business.

In connection with the acquisition of Great White, Archer assumed additional debt obligations. Any failure on the part of the combined company to satisfy the financial covenants in the loan agreement and to make the interest payment and instalment will have a material adverse effect on its ability to continue its business.

The loss of the services of key executives of Archer’s management companies or Archer’s failure to attract and retain skilled workers and key personnel could hurt Archer’s operations.

Archer is dependent upon the efforts and skills of certain directors of the Company (“Directors”) and executives employed by Archer’s management companies to manage Archer’s business, identify and consummate additional acquisitions and obtain and retain customers. Furthermore, Archer is dependent upon it’s ability to retain key personnel employed by past and future acquisitions to ensure the successful integration of the operations of its acquisitions with its existing operations as well as the acquired business’ successful development.

In addition, Archer and its competitors are dependent upon the available labour pool of skilled employees. Archer’s development and expansion will require additional experienced management and operations personnel. No assurance can be given that Archer will be able to identify and retain these employees. Archer competes with other oilfield services businesses and other employers to attract and retain qualified personnel with the technical skills and experience required to provide Archer’s customers with the highest quality service. A shortage of skilled workers, increases in wage rates or changes in applicable laws and regulations, could make it more difficult for Archer to attract and retain personnel and could require Archer to enhance its wage and benefits packages. There can be no assurance that labour costs will not increase. Any increase in Archer’s operating costs could cause its business to suffer.

Severe weather could have a material adverse impact on Archer’s business.

Archer’s business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment resulting in suspension of operations;
•	inability to deliver materials to job sites in accordance with contract schedules; and
•	loss of productivity.

A substantial portion of Archer’s revenue from operations is generated from work performed in the North Sea. Adverse weather conditions during the winter months in the North Sea usually result in low levels of offshore activity. Further, in Brazil, where Archer also generates a significant portion of revenue from operations, adverse weather conditions affect Archer’s results of operations. Optimal weather conditions offshore Brazil normally exist only from October to April and most offshore operations in this region are scheduled for that period. Additionally, during certain periods of the year, Archer may encounter adverse weather conditions such as tropical storms. Adverse seasonal weather conditions limit Archer’s access to job sites and its ability to service wells in affected areas. These constraints and the resulting shortages or high costs could delay Archer’s operations and materially increase Archer’s operating and capital costs in general or for the affected regions. Refer to Section 6.6 for further information on the seasonality of Archer’s business.

A terrorist attack or armed conflict could harm Archer’s business.

Terrorist activities, anti-terrorist efforts and other armed conflicts in, or involving any region of Archer’s activities or other oilproducing nation may adversely affect local and global economies and could prevent Archer from meeting their financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for Archer’s services and causing a reduction in Archer’s revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and Archer’s operations could be adversely impacted if infrastructure integral to Archer’s customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Archer has recorded substantial goodwill as the result of its acquisitions and goodwill is subject to periodic reviews of impairment.

Archer performs purchase price allocations to intangible assets when it makes acquisitions. The excess of the purchase price after allocation of fair values to tangible assets is allocated to identifiable intangibles and thereafter to goodwill. Archer conducts periodic reviews of goodwill for impairment in value. Any impairment would result in a non-cash charge against earnings in the period reviewed, which may or may not create a tax benefit, and would cause a corresponding decrease in shareholders’ equity. In the event that market conditions deteriorate or there is a prolonged downturn, Archer may be required to record an impairment of goodwill, and such impairment could be material.

Archer does business in jurisdictions whose political and regulatory environments and compliance regimes differ

Risks associated with Archer’s operations in foreign areas include, but are not limited to:

•	political, social and economic instability, war and acts of terrorism;
•	potential seizure, expropriation or nationalization of assets;
•	damage to Archer’s equipment or violence directed at its employees, including kidnappings and piracy;
•	increased operating costs;
•	complications associated with repairing and replacing equipment in remote locations;
•	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;
•	limitations on insurance coverage, such as war risk coverage in certain areas;
•	import-export quotas;
•	confiscatory taxation;
•	work stoppages or strikes;
•	unexpected changes in regulatory requirements;
•	wage and price controls;
•	imposition of trade barriers;
•	imposition or changes in enforcement of local content laws;
•	the inability to collect or repatriate currency, income, capital or assets;
•	foreign currency fluctuations and devaluation; and
•	other forms of government regulation and economic conditions that are beyond Archer’s control.

Part of Archer’s strategy is to prudently and opportunistically acquire businesses and assets that complement Archer’s existing products and services, and to expand Archer’s geographic footprint. If Archer makes acquisitions in other countries, Archer may increase its exposure to the risks discussed above.

Archer’s drilling- and well service operations are subject to various laws and regulations in countries in which Archer operates, including laws and regulations relating to currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of supplies and equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in developing countries can be subject to legal systems which are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings.

In some jurisdictions Archer is subject to foreign governmental regulations favouring or requiring the awarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect Archer’s ability to compete. Additionally, Archer’s operations in some jurisdictions may be significantly affected by union activity and general labour unrest. In Argentina and Brazil, where Archer have increased operations as a result of the merger with Allis-Chalmers Inc., labour organizations have substantial support and have considerable political influence. The demands of labour organizations in Argentina have increased in recent years as a result of the general labour unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the devaluation of the Argentine Peso. There can be no assurance that Archer’s operations in Argentina will not face labour disruptions in the future or that any such disruptions will not have a material adverse effect on Archer’s financial condition or results of operations. Additionally, unionization efforts have been made from time to time within the industry in the United States, to varying degrees of success. Any such unionization could increase Archer’s costs or limit the flexibility in that market.

Archer’s results of operations may be adversely affected by currency fluctuations.

Due to its international operations, Archer may experience currency exchange losses when revenues are received and expenses are paid in nonconvertible currencies or when Archer does not hedge an exposure to a foreign currency. Archer may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital. Archer attempts to limit the risks of currency fluctuation and restrictions on currency repatriation where possible by obtaining contracts providing for payment of a percentage of the contract indexed to the U.S. dollar exchange rate. To the extent possible, Archer seeks to limit its exposure to local currencies by matching the acceptance of local currencies to Archer’s local expense requirements in those currencies. Archer may not be able to take these actions in the future, thereby exposing it to foreign currency fluctuations that could cause Archer’s results of operations, financial condition and cash flows to deteriorate materially.

Archer may be subject to litigation if another party claims that Archer has infringed upon its intellectual property rights.

Third parties could assert that the tools, techniques, methodologies, programs and components Archer uses to provide its services infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running Archer’s core business. Additionally, if any of these claims were to be successful, developing non-infringing technologies and/or making royalty payments under licenses from third parties, if available, would increase Archer’s costs. If a license were not available Archer might not be able to continue to provide a particular service or product, which could adversely affect Archer’s financial condition, results of operations and cash flows.

Archer could be adversely affected if it fails to keep pace with technological changes and changes in technology could have a negative result on Archer’s market share.

Archer provides drilling and well services in increasingly challenging onshore and offshore environments. To meet its clients’ needs, Archer must continually develop new, and update existing, technology for the services it provides. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures, and could have a negative impact on Archer’s market share. Any failure by Archer to anticipate or to respond adequately to changing technology, market demands and client requirements could adversely affect Archer’s business and financial results.

Archer is subject to numerous governmental laws and regulations, some of which may impose significant liability on Archer for environmental and natural resource damages.

Archer is subject to various local and foreign laws and regulations, including those relating to the energy industry in general and the environment in particular, and may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. Archer’s operations are subject to compliance with international conventions and the laws, regulations and standards of other countries in which Archer operates, including anti-bribery regulations. It is also possible that existing and proposed governmental conventions, laws, regulations and standards, including those related to climate and emissions of “greenhouse gases,” may in the future add significantly to Archer’s operating costs or limit Archer’s activities or the activities and levels of capital spending by Archer’s customers.

In addition, many aspects of Archer’s operations are subject to laws and regulations that relate, directly or indirectly, to the oilfield services industry, including laws requiring Archer to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit Archer’s operations. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering Archer liable for environmental and natural resource damages without regard to negligence or fault on its part. These laws and regulations may expose Archer to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploration and production activity could materially limit Archer’s future contract opportunities, materially increase Archer’s costs or both.

Furthermore, new environmental laws or regulations may prevent or limit Archer from carrying out its business in its current manner. For example, some states in the United States have adopted, or are considering adopting, regulations that could restrict hydraulic fracturing, a method used by some of Archer’s subsidiaries in the completion of oil and gas wells, in certain circumstances and/or require the disclosure of the composition of hydraulic fracturing fluids, which generally contain hazardous substances. If new laws or regulations that significantly restrict hydraulic fracturing, or other equipment or procedures used by Archer, are adopted, such laws could make it more difficult or costly for Archer to perform its services at a competitive price. Such legislative changes could also cause Archer to incur substantial compliance costs, and compliance or the consequences of any failure to comply by Archer could have a material adverse effect on Archer’s financial condition and results of operations.

Refer to Section 6.10 for further information on environmental regulations applicable to Archer’s business.

Archer may be subject to claims for personal injury and property damage, which could materially adversely affect Archer’s financial condition and results of operations.

Substantially all of Archer’s operations are subject to hazards that are customary for exploration and production activity, including blowouts, reservoir damage, loss of well control, cratering, oil and gas well fires and explosions, natural disasters, pollution and mechanical failure. Any of these risks could result in damage to or destruction of drilling equipment, personal injury and property damage, suspension of operations, or environmental damage. Archer may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Litigation arising from an accident at a location where Archer’s products or services are used or provided may cause Archer to be named as a defendant in lawsuits asserting potentially large claims. Generally, Archer’s contracts provide for the division of responsibilities between Archer and its customer, and consistent with standard industry practice, Archer’s clients generally assume, and indemnify Archer against, some of these risks. In particular, contract terms generally provide that Archer’s customer, the operator, will retain liability and indemnify Archer for (i) environmental pollution caused by any oil, gas, or other fluids and pollutants originating from below the seabed, (ii) damage to customer and third-party equipment and property including any damage to the sub-surface and reservoir and (iii) personal injury to or death of customer personnel, unless resulting from Archer’s gross negligence or wilful misconduct. There can be no assurance, however, that these clients will necessarily be financially able to indemnify Archer against all risks. Also, Archer may be effectively prevented from enforcing these indemnities because of the nature of Archer’s relationship with some of its larger clients. Additionally, from time to time Archer may not be able to obtain agreement from its customers to indemnify Archer for such damages and risks.

To the extent that Archer is unable to transfer such risks to customers by contract or indemnification agreements, Archer generally seeks protection through customary insurance to protect its business against these potential losses. However, Archer has a significant amount of self-insured retention or deductible for certain losses relating to general liability and property damage. There is no assurance that such insurance or indemnification agreements will adequately protect Archer against liability from all of the consequences of the hazards and risks described above. The occurrence of an event for which Archer is not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses.

Archer’s insurance coverage may become more expensive, may become unavailable in the future, and may be inadequate to cover Archer’s losses.

Archer’s insurance coverage is subject to certain significant deductibles and levels of self-insurance, does not cover all types of losses and, in some situations, may not provide full coverage for losses or liabilities resulting from Archer’s operations. In addition, Archer is likely to continue experiencing increased costs for available insurance coverage, which may impose higher deductibles and limit maximum aggregated recoveries. Insurers may not continue to offer the type and level of coverage that Archer currently maintains, and its costs may increase substantially as a result of increased premiums, potentially to the point where coverage is not available on economically manageable terms. Should liability limits be increased via legislative or regulatory action, it is possible that Archer may not be able to insure certain activities to a desirable level. If liability limits are increased and/or the insurance market becomes more restricted, Archer’s business, financial condition and results of operations could be materially adversely affected.

Insurance costs may also increase in the event of ongoing patterns of adverse changes in weather or climate. Archer may not be able to obtain customary insurance coverage in the future, thus putting Archer at a greater risk of loss due to severe weather conditions and other hazards. Moreover, Archer may not be able to maintain adequate insurance in the future at rates management considers reasonable or be able to obtain insurance against certain risks.

A significant portion of Archer’s business is conducted in the North Sea. The mature nature of this region could result in less drilling activity in the area, thereby reducing demand for Archer’s services.

The North Sea is a mature oil and natural gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. Oil and natural gas companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced drilling activity in the North Sea and reduced demand for Archer’s services.

Archer is a holding company, and as a result is dependent on dividends from its subsidiaries to meet its obligations.

Archer is a holding company and does not conduct any business operations of its own. Archer’s principal assets are the equity interests it owns in its operating subsidiaries, either directly or indirectly. As a result, Archer is dependent upon cash dividends, distributions or other transfers it receives from its subsidiaries to repay any debt it may incur, and to meet its other obligations. The ability of Archer’s subsidiaries to pay dividends and make payments to Archer will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. For example, the corporate laws of some jurisdictions prohibit the payment of dividends by any subsidiary unless the subsidiary has a capital surplus or net profits in the current or immediately preceding fiscal year. Payments or distributions from Archer’s subsidiaries also could be subject to restrictions on dividends or repatriation of earnings under applicable local law, and monetary transfer restrictions in the jurisdictions in which Archer’s subsidiaries operate. Archer’s subsidiaries are separate and distinct legal entities. Any right that Archer has to receive any assets of or distributions from any subsidiary upon the bankruptcy, dissolution, liquidation or reorganization of such subsidiary, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

Archer has a significant level of debt, and could incur additional debt in the future, which could have significant consequences for its business and future prospects.

As of June 30, 2011, Archer had total outstanding debt of approximately USD 673.4 million. This debt represented approximately 30.3% of Archer’s total book capitalization. In addition Archer financed its latest large acquisition, the acquisition of Great White with additional debt. Archer’s debt and the limitations imposed on Archer by its existing or future debt agreements could have significant consequences for Archer’s business and future prospects, including the following:

•	Archer may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
•	Archer will be required to dedicate a substantial portion of its cash flow from operations to payments of principal and interest on its debt;
•
Archer could be more vulnerable during downturns in its business and be less able to take advantage of significant business opportunities and to react to changes in Archer’s business and in market or industry conditions; and

•	Archer may have a competitive disadvantage relative to its competitors that have less debt.

Archer’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on Archer’s ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Archer’s control. Archer’s earnings and cash flow may vary significantly from year to year due to the cyclical nature of the oilfield services industry. As a result, Archer’s future cash flows may be insufficient to meet all of its debt obligations and other commitments, and any insufficiency could negatively impact Archer’s business. To the extent Archer is unable to repay its indebtedness as it becomes due or at maturity with cash on hand, Archer will need to refinance its debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to Archer in the future for the refinancing or repayment of existing indebtedness, and Archer may not be able to complete asset sales in a timely manner sufficient to make such repayments.

Archer will need to refinance portions of the assumed debt by December 31, 2011 and by March 31, 2012, and will risk to not being able to secure funding, which could adversely affect its business.

Part of the financing assumed to fund the acquisition of Great White was done via bridge financing until alternative financing was set in place or otherwise concluded. As of the date of this Prospectus, a total of USD [67] million in bridge financing would need to be repaid within December 31, 2011 if not otherwise refinanced.

Part of the financing assumed to fund the acquisition of Great White uses an existing tranche amounting to USD [215] million, which was originally earmarked for the repayment of Allis-Chalmers bonds. This tranche needs to be refinanced before March 31, 2012.

The amounts referred to above have currently not been refinanced and the Company will risk not being able to secure funding, which could adversely affect its business.

Archer’s credit facility imposes restrictions on Archer that may limit the discretion of management in operating Archer’s business and that, in turn, could impair Archer’s ability to meet its obligations.

Archer’s credit facility contains various restrictive covenants that limit management’s discretion in operating its business. In particular, these covenants limit its ability to, among other things:

•	make certain types of loans and investments;
•	incur or guarantee additional indebtedness;
•	pay dividends, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;
•	use proceeds from asset sales, new indebtedness or equity issuances for general corporate purposes or investment into its business;
•	place restrictions on Archer’s subsidiaries’ ability to make dividends or other payments to Archer;
•	invest in joint ventures;
•	create or incur liens;
•	enter into transactions with affiliates;
•	sell assets or consolidate or merge with or into other companies; and
•	enter into new lines of business.

The credit facility also imposes additional covenants and restrictions, including the imposition of a requirement to maintain a minimum equity ratio at all times. Archer’s ability to comply with these financial covenants and restrictions may be affected by events beyond Archer’s control. Archer’s credit facility requires that Archer meet certain financial ratios and tests and there can be no assurance that Archer will be able to comply with the financial covenants. Reduced activity levels in the exploration and production industry could adversely impact Archer’s ability to comply with such covenants in the future. Archer’s failure to comply with such covenants would result in an event of default under the credit facility, which could result in Archer having to immediately repay all amounts outstanding under the credit facility, and in foreclosure of liens on Archer’s assets.

These covenants could materially and adversely affect Archer’s ability to finance its future operations or capital needs. Furthermore, they may restrict Archer’s ability to expand, to pursue its business strategies and otherwise to conduct its business. A breach of these covenants could result in a default under Archer’s credit facility. If there were to be an event of default under the credit facility, the affected creditors could cause all amounts borrowed under the facility to be due and payable immediately. Additionally, if Archer fails to repay indebtedness under its credit facility when it becomes due, the lender under the credit facility could proceed against the assets which Archer has pledged as security. Archer’s assets and cash flow might not be sufficient to repay its outstanding debt in the event of a default.

Archer’s operations are subject to a significant number of tax regimes, and changes in legislation or regulations in any one of the countries in which Archer operates could negatively and adversely affect Archer’s results of operations.

Archer’s operations are carried out in several countries across the world, and Archer’s tax filings are therefore subject to the jurisdiction of a significant number of tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the nature of Archer’s operations means that Archer routinely has to deal with complex tax issues (such as transfer pricing, permanent establishment or similar issues) as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, Archer’s international operations are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue based withholding taxes based on turnover.

Archer’s management determines its tax provision based on its interpretation of enacted local tax laws and existing practices and uses assumptions regarding the tax deductibility of items and recognition of revenue. Changes in these assumptions and practices could impact the amount of income taxes that Archer provides for in any given year and could negatively and adversely affect the result of Archer’s operations.

Archer’s tax liabilities could increase as a result of adverse tax audits, inquiries or settlements.

Archer’s operations are, and may in the future become, subject to audit, inquiry and possible re-assessment by different tax authorities. In accordance with applicable accounting rules relating to contingencies, management provides for taxes in the amounts that it considers probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in Archer’s filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognized to Archer’s tax provisions in later years as and when these and other matters are finalized with the appropriate tax authorities.

Archer is subject to litigation that could have an adverse effect on it.

Archer is from time to time involved in litigation. The numerous operating hazards inherent in Archer’s business increase Archer’s exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, tax and securities litigation, and litigation that arises in the ordinary course of business. Management cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on Archer because of potential negative outcomes, the costs associated with defending the lawsuits, the diversion of Archer’s management’s resources and other factors.

Archer’s reputation and its ability to do business may be impaired by corrupt behaviour by employees or agents or those of its affiliates.

Archer operates in countries known to experience governmental corruption. While Archer is committed to conducting business in a legal and ethical manner, there is a risk that Archer’s employees or agents or those of its affiliates may take actions that violate legislation promulgated by a number of countries pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption regulations. These actions could result in monetary penalties against Archer or its affiliates and could damage Archer’s reputation and, therefore, its ability to do business.

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that Archer will not be able to ensure that its internal control policies and procedures will protect Archer from fraud or other criminal acts committed by Archer’s employees or agents or those of its affiliates.

2.2	Risks related to Archer’s common shares

Archer common shares may trade at low volumes that could have an adverse effect on the resale price, if any, of the Archer common shares.

An active trading market may not prevail on Oslo Børs. Active and liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If an active trading market for the Archer common shares does not prevail, the price of the shares may be more volatile and it may be more difficult to complete a buy or sell order for Archer common shares.

Even if an active public trading market prevails, there may be little or no market demand for the Archer common shares, making it difficult or impossible to resell the shares, which would have an adverse effect on the resale price, if any, of the Archer common shares. Archer cannot predict the price, if any, at which Archer common shares will trade.

The price of Archer’s common shares has been, and may continue to be, volatile.

The trading price of Archer common shares as registered on Oslo Børs has historically fluctuated. The volatility of the price of Archer’s common shares depends upon many factors including:

•	decreases in prices for oil and natural gas resulting in decreased demand for Archer’s services;
•	variations in Archer’s operating results and failure to meet expectations of investors and analysts;
•	increases in interest rates;
•	illiquidity of the market for Archer’s common shares;
•	sales of common shares by existing shareholders;
•	Archer’s substantial indebtedness; and
•	other developments affecting Archer or the financial markets.

A reduced share price may result in a loss to investors and will adversely affect Archer’s ability to issue common shares to fund Archer’s activities.

Archer is a Bermuda company and being a shareholder of a Bermuda company involves different rights and privileges than being a stockholder of a corporation registered in Norway.

The rights of shareholders of Archer are governed by the law of Bermuda, by Archer’s memorandum of association and it’s amended and restated Bye-laws. Bermuda law extends to shareholders certain rights and privileges that may not exist under Norwegian law, conversely, does not extend rights and privileges extended by Norwegian law. See section 11.9 for further information on certain rights pursuant to Bermuda law.

Because Archer is organized under the laws of Bermuda, investors may face difficulties in protecting their interests, and their ability to protect their rights through courts may be limited.

It may be difficult to bring and enforce suits against Archer because Archer is organized under the laws of Bermuda. Some of Archer’s Directors reside in various jurisdictions outside Norway. As a result, it may be difficult for investors to affect service of process within Norway upon Archer’s non-Norwegian. Directors or within other jurisdictions outside the relevant Director’s country of residence. Equally it may be difficult for investors to enforce judgments obtained in the Norwegian courts courts or courts of other jurisdictions outside Bermuda or the relevant Director’s country of residence against Archer or its non-Norwegian Directors. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of foreign courts obtained against Archer or its Directors or officers or would hear actions against Archer or those persons based on foreign laws. Archer has been advised by its legal advisors in Bermuda that Norway and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Some remedies available under the laws of Norway, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Therefore, a final judgment for the payment of money rendered by any federal or state court in Norway based on civil liability would not automatically be enforceable in Bermuda.

Archer may not have sufficient capital in the future to meet its needs. Future financings to provide this capital may dilute shareholders’ ownership in the combined company.

Archer may raise additional capital in the future through public or private debt or equity financings by issuing additional common shares or other preferred financing shares, debt or equity securities convertible into common or preferred shares, or rights to acquire these securities. Archer may need to raise this additional capital in order to (among other things):

•	take advantage of expansion or acquisition opportunities;
•	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;
•	develop new products or services;
•	respond to competitive pressures;
•	repay debt; or
•	respond to a difficult market climate.
Archer’s management expects to issue additional equity securities to fund the acquisition of additional businesses and pursuant to employee benefit plans. Archer may also issue additional equity securities for other purposes. These securities may have the same rights as Archer’s common shares or, alternatively, may have dividend, liquidation, or other preferences to Archer’s common shares. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the price of Archer’s common shares.

Seadrill Limited and Lime Rock Partners V L.P currently control a substantial ownership stake in Archer and such interests could conflict with those of Archer’s other shareholders.

Seadrill Limited and Lime Rock Partners V L.P, held 146.238.446 and 45,101.867 respectively of Archer’s common shares as of November 14, 2011, which corresponds to 39.94% and 12.32% of the issued and fully paid Shares.

As a result of these substantial ownership interests in Archer, Seadrill Limited and Lime Rock Partners V L.P have the ability to exert significant influence over certain actions requiring shareholder approval, including, but not limited to, increasing or decreasing the authorized share capital of Archer (and disapplying pre-emptive rights), the election of Directors, declaration of dividends, the appointment of management and other policy decisions. While transactions with a controlling shareholder could benefit Archer, the interests of these significant shareholders could at times conflict with the interests of other holders of Archer’s common shares. Although Archer has in the past sought and continues to seek to conclude all related party transactions on an arm’s-length basis, and Archer has adopted procedures for entering into transactions with related parties, conflicts of interest may arise between Archer and Archer’s principal shareholders or their respective affiliates, resulting in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect Archer’s business, financial condition and results of operations, and therefore the value of its shares.

3           RESPONSIBILITY FOR THE PROSPECTUS

The board of directors of Archer Limited (the “Board”) accepts responsibility for the information contained in this Prospectus. The members of the Board confirm that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

 November 14, 2011

The Board of Archer Limited

Saad Bargach (Chairman)	Fredrik Halvorsen (Deputy Chairman)	Kate Blankenship (Director)

Cecilie Fredriksen (Director)	Tor Olav Trøim (Director)	Alejandro P. Bulgheroni (Director)

Giovanni Dell' Orto (Director)	John Reynolds (Director)

4           CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical facts are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words “estimate,” “plan,” project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “think,” “view,” “seek,” “target,” “goal,” or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Such forward-looking statements, whether expressed or implied, are subject to risks and uncertainties which could cause the actual results of the Company or its consolidated subsidiaries to differ materially from those implied by such forward-looking statements, due to a number of factors, many of which are beyond Archer’s control. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Archer could differ materially from the expectations in these statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by law.

No forward-looking statements contained in this Prospectus should be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in Section 2 “Risk Factors”.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus, which represent the best judgment of the Company’s management as of the date of this Prospectus. Except as required by applicable law, the Company does not undertake responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any further public disclosures made by the Company, such as filings made with Oslo Børs or press releases.

5           THE PRIVATE PLACEMENTS

5.1	Overview of the private placements in August 2011

The Company has carried out two private placements in August 2011.

On August 26, 2011, the Company resolved to issue 12.7 million new Shares of USD 2.0 par value at a subscription price of NOK 35.0 per Share in a private placement directed towards its two largest shareholders, Seadrill Limited (“Seadrill”) and Lime Rock Partners V L.P. (the “First Private Placement”). Seadrill was allocated 10.8 million of the new Shares while Lime Rock was allocated the remaining 1.9 million new Shares. The First Private Placement generated gross proceeds of USD 82 million to Archer and the new Shares were issued to Seadrill and Lime Rock on August 29, 2011. The number of new Shares that were issued represented less than 10% of the Company’s outstanding share capital allowing the Company to list them on Oslo Børs immediately without having to prepare a prospectus.

On August 31, 2011, the Company resolved to issue 30 million new Shares of USD 2.0 par value (the “New Shares”) at a subscription price of NOK 30 per share in a second private placement (the “Second Private Placement”). The Second Private Placement was fully subscribed. Seadrill was allocated 14,500,000 of the new Shares and other investors (the “Investors”) where allocated 15,500,000 of the New Shares. The number of New Shares issued in the Second Private Placement represented together with the new Shares issued in the First Private Placement more than 10% of the Company’s outstanding share capital. As a consequence the Company had to prepare a prospectus prior to the New Share being tradable and listed on Oslo Børs. In order to facilitate immediate trading on Oslo Børs of the New Shares allocated to the Investors, the Company borrowed 15,500,000 existing Shares from Seadrill (the “Borrowed Shares”). These Borrowed Shares were delivered to the Investors on September 6, 2011 against payment of the subscription price for the new Shares allocated to them, and a corresponding number of new Shares were delivered to Seadrill on the same date to settle the Company’s lending of the Borrowed Shares. On the same date Seadrill further paid the subscription price for the new Shares allocated to it and a further 14,500,000 new Shares were issued to Seadrill. The Second Private Placement generated gross proceeds of USD 167 million to Archer.

The 30 million New Shares, issued in the Second Private Placement on September 6, 2011, will trade under the trading symbol “ARCHER”. It is expected that the first day of trading of these New Shares on Oslo Børs will be November 15, 2011 following approval by the NFSA and publication of this Prospectus.

5.2	Rationale for the private placements in August 2011

On August 1, 2011, the Company announced that it through a wholly owned subsidiary had entered into an agreement to acquire Great White, for USD 742 million on a cash and debt free basis (the “Acquisition”). On August 23, 2011, Archer announced that the conditions for closing had been fulfilled and that the parties in light of recent developments in the financial markets had agreed to reduce the purchase price from USD 742 million to USD 630 million on a cash and debt free basis. The Acquisition was closed on August 24, 2011.

In connection with the Acquisition the Company’s credit facility with the existing bank syndicate (FokusBank, DnB, Swedbank and Nordea) was increased with USD 687.5 million to USD 1,187.5 million, and was utilized to finance the completion of the Acquisition. The credit facility represents a combination of short and long-term debt and a bridge facility as further described in Section 10.6.2.

The net proceeds of approximately USD 248 million from the First Private Placement and the Second Private Placement have been used to reduce the bridgefinancing. The remaining bridge financing of, approximately USD 67 million, would need to be repaid before December 31, 2011 if not otherwise refinanced. Furthermore an amount of USD 215 million, originally earmarked for the repayment of Allis-Chalmers bonds that was also used to finance the Acquisition, would need to be refinanced before March 31, 2012.

5.3	Settlement with Allis-Chalmers dissenting stockholders and ministerial error

In connection with the merger of Allis-Chalmers Energy Inc. with and into Wellco Sub Company, a wholly owned subsidiary of the Company, as described below in Section 10.2.3, a group of former Allis-Chalmers stockholders (the “Former Stockholders”) filed suit in a Delaware court against Allis-Chalmers demanding an appraisal of the fair value of their shares of Allis-Chalmers common stock. The parties to the suit have recently entered into a settlement agreement whereby the Former Stockholders have agreed to surrender their shares of Allis-Chalmers common stock in exchange for the per-share merger consideration provided for in the merger agreement between Allis-Chalmers and the Company, i.e. 1.15 shares of the Company common shares for each share of Allis-Chalmers common stock. Pursuant to the settlement agreement, the Company will issue a total of 228,620 common shares to the Former Stockholders and will be released from all claims or suits held by the Former Stockholders that relate to the appraisal of the Former Stockholders’ Allis-Chalmers shares, the suit filed by the Former Stockholders in Delaware court or the merger between Allis-Chalmers Energy Inc. and Wellco Sub Company. The Settlement agreement was approved by the Delaware court, and formally entered into, on November 8, 2011, and the shares will be issued no later than 30 days from the date of the settlement agreement. In addition, contemporaneous with the share issuance to the Former Stockholders, the Company will issue an additional 11,500 shares to a former stockholder and director of Allis-Chalmers who did not receive such shares following the merger due to a ministerial error on the part of Allis-Chalmers.

5.4	Share capital following issuance of the New Shares and the Settlement Shares

Prior to the issuance of the New Shares, the Company's issued share capital was USD 672,338,004, divided into 336,169,002 shares, each fully paid up and with a par value of USD 2.00. Following issuance of the New Shares, the Company’s issued share capital is USD 732,338,004 divided into 366,169,002 Shares, each fully paid up and with a par value of USD 2.00. Following issuance of the Settlement Shares, the Company’s issued share capital will be USD 732,818,244 divided into 366,409,122 Shares, each fully paid up and with a par value of USD 2.00.

5.5	Type, class, currency and ISIN number of the New Shares and the Settlement Shares

The Company has only one class of shares. The New Shares have been, and the Settlment Shares will be, created under the Bermuda Companies Act 1981 (the “Companies Act”). Both the New Shares and the Settlment Shares are denominated in United States Dollar (USD).

The New Shares have been, and the Settlment Shares will be registered in book-entry form with the VPS under the International Securities Identification Number (ISIN) BMG 0451H1097. The registrar for the Company’s shares is Nordea Bank Norge ASA,Verdipapirservice, Middelthunsgt, 17, 0107 Oslo, Norway.

5.6	Rights attached to the New Shares and the Settlement Shares

The rights attached to the New Shares and the Settlment Shares are the same as those attached to the Company’s other existing Shares. The New Shares rank pari passu with existing Shares in all respects including with respect to dividends. The Settlment Shares will also rank pari passu with existing Shares in all respects, and will give right to dividend upon issuance.

The Bye-laws of the Company provide that all Shares shall represent a right to one vote each. All of the issued Shares of the Company, including the New Shares and the Settlment, have equal voting rights from their date of issuance.

See Section [11] “Description of the Company’s Common Shares”, for a further description of certain matters pertaining to the Company’s Shares, including dividend rights, voting rights, pre-emption rights, rights to share in profits, right to share in surplus in the event of liquidation, mandatory offer obligation, squeeze-out rules, etc, which apply also for the New Shares and the Settlement Shares. See Section [5.8] below for a description of applicable rules regarding withholding tax, etc.

5.7	Transferability of the New Shares and the Settlement Shares

The New Shares are, and the Settlment Shares will be subject to any applicable securities laws, freely transferable.

5.8	Withholding tax

At the date of this Prospectus, there is no Bermudian or Norwegian withholding tax payable by a company resident in Bermuda associated with the ownership and transfer of the Company’s shares.

5.9	Interests of natural and legal persons involved in the Listing

The Managers and its affiliates have provided from time to time, and may provide in the future, investment banking services to the Company and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. The Managers, its employees and any affiliate may currently own Shares in the Company. The Managers do not intend to disclose the extent of any other such investments otherwise than in accordance with any legal or regulatory obligation to do so.

5.10	Dilution effect of the Second Private Placement

The dilutive effect for existing shareholders in connection with the issuance of the New Shares is approximately 8.19%.

5.11	Dilution effect of the Settlment Shares

The dilutive effect for existing shareholders in connection with the issuance of the Settlement Shares is approximately 0.07%.

5.12	The Managers and advisors for the Second Private Placement

The Managers for the Listing is RS Platou Markets AS, Pareto Securities AS, Carnegie ASA, DnB Markets, Danske Bank, First Securities.

Wiersholm, Mellbye & Bech, advokatfirma AS has acted as Norwegian legal advisor to the Company and the Managers.

5.13           Costs and expenses

Transaction costs and all other directly attributable costs in connection with the Second Private Placement will be paid by the Company, and are estimated to be approximately USD 2 million. Such expenses relate primarily to costs for auditors, attorneys, financial advisors and costs for printing of the Prospectus.

6           COMPANY OVERVIEW

6.1	Incorporation, registered office and registration number

The legal and commercial name of the Company is Archer Limited. The Company was incorporated on 31 August 2007, with registration number 40612, as an exempted limited company and is organized and exists under the laws of Bermuda.

The Company’s registered office is at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and the office of Archer Management Limited (UK) is in 2 Basil Street, London SW3 1AA, Great Britain, telephone: +44 207 590 1590. Archer has offices in Stavanger, Aberdeen, Rio de Janeiro, Singapore and Houston. The Company’s web site is www.archerwell.com.

6.2	Company overview and history

6.2.1	Overview

Archer is a global oilfield services company helping customers produce more oil and gas by building better wells. Employing over 8,000 people, Archer comprises the combination of several well specialist companies, including Allis-Chalmers Energy, Inc. (“ALY”), Great White, Gray Wireline Services Inc. (“Gray Wireline”), TecWel AS (TecWel”), Peak Well Solutions AS (changed name to Archer Oil Tools AS) (“Oil Tools”) and other complementary businesses, each with a formidable legacy of delivering wells and improving well performance. Following the Company’s merger with ALY in February 2011, Archer changed its name from Seawell Limited to Archer Limited.

With an outstanding record of safety and efficiency, Archer’s experienced drilling teams secure the production of more than 35 offshore platforms globally and operate over 70 mobile land rigs in the Americas. Archer’s comprehensive drilling and workover services include platform drilling, land drilling, directional drilling, modular rigs, fluids, drill bits, engineering and equipment rentals, as well as a select range of well delivery support services and products. Archer’s well services capabilities include wireline well intervention, tractors and coiled tubing, pressure control and pressure pumping, production monitoring, well imaging and integrity management tools, and other services aimed at improving well performance and extending well life. Archer is publicly traded on the Oslo Børs under the ticker “ARCHER”. Archer primarily operates in the North Sea and the major basins of the Americas. Archer is in the process of expanding its operations in the Middle East, Asia Pacific, and West Africa.

6.2.2	History and development of Archer

The Company was established following the spin-off of Seadrill’s well service division. Together with its wholly owned subsidiary, Seawell Holding UK, the Company acquired the shares in the entities comprising Seadrill’s well service division in October 2007.

Archer milestones since 2008

•	In April 2008, Archer acquired Noble Corporation’s North Sea platform drilling division for a purchase price of approximately NOK 268 million.
•
In May 2008, Archer acquired Oil Tools, a Norwegian owned oil services company offering products and services for the upstream offshore oil and gas industry. Oil Tools performs development, engineering, assembly, testing, sales and operations, plugs and cementing technologies and services. The purchase price for the acquisition was NOK 409.9 million.

•
In July 2008, Archer completed the acquisition of TecWel. TecWel develops and manufactures proprietary ultrasound investigation tools and provides cased-hole services used to optimize production and secure well integrity for the global oil and gas industry. The purchase price for the acquisition was NOK 172.7 million.

•
In May 2010, Archer acquired Viking Intervention Technology AS, a company developing an integrated carbon cable intervention system. The purchase price for the acquisition was NOK 50 million, plus an earn-out of up to NOK 25 million.

•	In August 2010, Archer acquired Rig Inspection Services for a purchase price of SGD 7.5 million, plus up to SGD 7.5 million through an earn out mechanism.
•	In August 2010, Archer signed a merger agreement with ALY for an enterprise value (initially calculated) of USD 890 million.
•	In August 2010, Archer raised gross proceeds of USD 430 million through the issuance of 115.4 million shares at a subscription price of NOK 23.
•	In November 2010 the Company listed its shares on Oslo Børs
•	In December 2010 Archer acquired Gray Wireline for USD 157.5 million.
•	In January 2011 Archer acquired Universal Wireline for USD 25.5 million.

•	In February 2011 Archer closed the merger agreement with ALY in the USD 890 million transaction by issuing 97,071,710 Shares and paying approximately USD 18 million to the former shareholders of ALY.
•	In May 2011 the Company changed its name from Seawell Limited to Archer Limited.
•
In August 2011 the Company entered into an agreement to acquire Great White for USD 742 million on a cash and debt free basis. Later the same month, the parties announced completion of the transaction and that the parties had. in light of recent developments in the financial markets, agreed to reduce the purchase price to USD 630 million on a cash and debt free basis.

•	In August 2011 the Company raised gross proceeds of USD 82.8 million through the issuance of 12.7 million Shares at NOK 35.
•	In August 2011 the Company raised gross proceeds of USD 167 million through the issuance of 30.0 million Shares at NOK 30.

6.2.3	Strategic objective

Archer is the well company: a global oilfield service provider specializing in drilling services and well services.

Archer’s mission is to deliver better wells, helping customers maximize production of hydrocarbons from their reservoirs.

Archer strategically aligns itself with its customers’ key assets. The customers’ focus is on increasing recovery from producing fields and growing reserves through drilling, which can only be accomplished through a combination of regular maintenance work and increased drilling activities. As such, it is vital for Archer to continue developing the capabilities needed to achieve the customer’s goals.

Archer’s focus remains on building Archer’s global footprint.

Archer carefully selects the Oil and Gas basins in which Archer chooses to work. In the last 2 years, Archer has developed a solid footprint in Northern Europe, the United States, Brazil, and Argentina. Over the next 2 years, Archer plans to expand its operations in West Africa, Middle East, South East Asia, and Australia.

In each location Archer co-locates operational teams and builds business networks with local service companies. As a global company, Archer must hire personnel in the geographic locations where Archer operates. The strategy is to hire and develop local management teams who can build strong long-term relationships with clients and the authorities in each country.

Growth

Archer is constantly evaluating ways to better serve its customers. The ability to do so is dependent on building a full range of drilling and well services. As such, the company plans to add technologies and services to its catalogue by growing organically and through acquisitions.

Organic growth will be achieved through investment in additional equipment, increased personnel and offering Archer services in new geographical regions. New services and technology will be marketed through Archer’s global network of operational offices.

6.2.4	Competitive strengths

Archer believes the following competitive strengths will enable Archer to capitalize on future opportunities:

•	Strategic position in existing fields. Archer focuses on providing services in existing oil producing fields.
•
The high decline rates in these fields combined with global energy demand and the inability of new fields to provide sufficient additional production capacity provide a good foundation for long-term further growth.

•
Strong relationships with diversified customer base across various geographic regions. Archer has strong relationships with many of the major and independent oil and natural gas producers and service companies. Archer has broadened its customer base and geographic footprint as a result of its acquisitions, technical expertise and reputation for quality customer service and by providing customers with advanced technology and highly skilled operating personnel.

•
Successful execution of growth strategy. Since its inception, Archer has grown both organically and through successful acquisitions of competing businesses. These acquisitions and organic growth have expanded Archer’s geographic presence and customer base and, in turn, have enabled Archer to offer its technology to a large number of international exploration and production operators.

•
Diversified and increased cash flow sources. Archer operates as a diversified oilfield service company through its two business segments. Management believes that Archer’s diverse product and service offerings and geographical presence through its two business segments provide Archer with stable cash flow and the opportunity for continued further growth.

•
Experienced management team. Archer’s executive management team has extensive experience in the energy sector, and consequently has developed strong and longstanding relationships with many of the major and independent exploration and production companies.

6.3	Business segments

Archer’s operations are managed through two business segments, drilling services and well services.

6.3.1	Drilling services

Archer’s largest business segment by revenue is its drilling services business, which generated total revenues of USD 576.6 million (equivalent to approximately NOK 3,210.5 million), or 76.6% of total revenues, for the six months ended June 30, 2011, compared to USD 273.7 (equivalent to NOK 1,648.7 million), or 82.7% of total revenues, for the same period in 2010. In 2010, the drilling services business segment generated NOK 3,577.6 million in total revenues compared to NOK 3,199.4 million in 2009 and NOK 3,053.2 million in 2008. The firm order backlog of the drilling services business segment is at the date of this Prospectus approximately USD 1.1 billion and relates mainly to the platform drilling division’s operations in Norway and UK, in addition to land drilling contracts in Argentina and Brazil. The backlog for the drilling services segment is distributed between 2011, 2012 and 2013 and beyond by approximately 20%, 50% and 30% respectively.

As a percentage of total revenues, total revenues generated by Archer’s drilling services accounted for 82.6%, 83.6% and 84.2% in 2010, 2009 and 2008, respectively.

Archer’s drilling services operations currently include the following services:

Platform drilling

Archer conducts offshore drilling services on client owned fixed oil and gas installations, referred to as “platforms.” Archer supplies experienced personnel for drilling and technical operations on fixed production platforms. The scope of services Archer provides is detailed in client-specific contracts, which are also used to govern the relationship between Archer and its clients. Archer’s business requires a high volume of personnel who are employed offshore to provide the services on a structured work rotation cycle. Archer and its predecessors have provided drilling and management services on fixed installations in the UK and Norwegian North Sea for over 30 years. Since the award of the contract for the North Sea Heather field in 1977, Archer has been a key player in the supply of drilling and maintenance personnel to fixed platforms. Since that time, Archer has continued to build on its early experience by increasing capabilities, developing unique supporting technologies, and extending Archer’s global footprint. Currently, Archer offshore drilling crews operate over 35 fixed installations in the UK, Norway and Brazil, with responsibility for the operation and maintenance of all the equipment owned by clients. Archer has long-term relationships with a large number of major operators, including Apache, BP, Chevron, ConocoPhillips, Fairfield Energy, Marathon, Shell, Statoil, Talisman and TAQA.

Modular rigs

Archer has built its first modular, mobile offshore drilling unit (MODU), the 'Archer Emerald', to service the platform drilling industry more efficiently and cost-effectively than most fixed drilling facilities. Archer Emerald is a rack and pinion rig, combining the very latest in drilling technology into a lightweight, compact, and modular package. Designed to operate stand-alone, it can be fixed rapidly to the majority of offshore installations for drilling and workover services, from initial well delivery through decommissioning. The modular rig’s design is based on a rack-and-pinion concept, which provides both pull (400 tons) and push (100 tons) capability. The 400 ton modular rig is capable of performing conventional drilling/sidetrack operations, snubbing services, and workover services, through tubing rotary drilling, managed-pressure drilling and plug and abandon activities. Archer’s modular rig design is flexible, and can be delivered with or without a mud system and power generation. In addition, the modular rig’s design allows it to replace all or a portion of conventional drilling facilities, snubbing units and hydraulic workover units. As industry costs continue to rise, Archer Emerald is an attractive alternative to more expensive fixed drilling facilities.

Land drilling

Archer is one of South America’s leading providers of land drilling and workover services. Drilling and workover services in Argentina and Bolivia are provided through the Company’s wholly-owned subsidiary Archer DLS Corporation (“DLS”), and in Brazil, through another wholly-owned subsidiary, Archer BCH Energy. DLS has been providing drilling and workover services for more than 45 years to operators in Argentina, Bolivia, and other regions. During this time, DLS crews have drilled over 20 million meters, on a turnkey or integrated project basis. Archer currently operates a combined fleet of 77 rigs, including 29 drilling rigs and 48 service rigs.

Horizontal and directional drilling services

Horizontal and directional drilling equipment is designed for efficient drilling and production of oil and natural gas from conventional oil and gas fields as well as from shale gas and coal bed methane gas formations. Horizontal and directional drilling services allow customers to drill wellbores to specific objectives within narrow location parameters.

The evolution of unconventional resource reserve recovery has increased the need for the precise placement of the wellbore. Wellbores are often drilled horizontal across long-lateral intervals within narrow formations as thin as ten feet. The personnel are involved in all aspects of the well from the initial planning to the management and execution of the horizontal or directional drilling operation. The horizontal and directional drilling equipment includes drilling motors, measurement while drilling (MWD) kits and electromagnetic (EM) kits. Complementing our directional drilling expertise, other directional drilling services include well planning, design of bottom hole assembly, hydraulics, torque and drag analysis, and directional drilling technology.

Drill bits and drilling and completion fluids

Archer has broad experience in the design, manufacturing and application of Polycrystalline Diamond Compact (“PDC”) technology for down-hole tools, including bits and motor bearings. Archer supply a wide range of percussion, hammer and PDC bits to the North America market. Archer also provides a comprehensive range of drilling and completion fluid services and products within North and South America. The engineering capabilities and on-site personnel deliver fluid systems that minimise operational costs and health, safety and environmental (“HSE”) impact, whilst at the same time enhancing well productivity.

Tubular services

Archer deploys specialized equipment and trained operators to perform a variety of pipe handling services, including installing casing and tubing, changing out drill pipe and retrieving production tubing for both onshore and offshore drilling and workover operations.

Underbalanced services

Underbalanced drilling is used to drill oil and gas wells in which wellbore pressure is kept lower than formation pressure. This is in contrast to most cases in which the wellbore pressure is kept higher than formation pressure to prevent formation fluid from entering the wellbore. The underbalanced drilling division provides compressed air equipment, chemicals and other specialized products for air-, mist-, foam-drilling techniques. This enables operators to conduct a range of underbalanced drilling, completion and workover operations on both petroleum and geothermal wells.

Rentals

Archer supplies an extensive range of conventional, premium and specialized rental equipment for both onshore and offshore operations throughout North America, Brazil, Bolivia, Mexico, Columbia, the Middle East, North Africa, and the North Sea. Standard equipment available for drilling, workover and decommissioning work includes premium drill pipe and tubing, heavy weight drill pipe, drill collars, blow out preventers, spools, valves and handling equipment. Specialized equipment includes heavy casing strings for deepwater applications, extreme-torque drill pipe for directional and extended reach applications, high-pressure blow out preventers, and a range of specialized risers with Hydril connections for subsea completions. For deepwater applications, the patented LAST™ landing string system is uniquely capable of landing heavy casing strings in excess of 1.4 million pounds with no stress yield to the pipe or equipment

Engineering

From projects on fixed and mobile installations, to asset management and consultancy, Archer provide engineering services encompassing conceptual solutions through detailed design and construction to final offshore and onshore commissioning. With the suite of engineering, procurement and management capability, Archer provides Engineering Procurement Construction (“EPC”) services for drilling facility development, maintenance and operational support. Archer Integrated Asset Management Services complement the broad expertise with a range of inspection, reliability and integrity management services, maintenance management and asset management system support that enables facility performance improvement. As a drilling operations company with a 40 year heritage, Archer have a great deal of relevant industry experience and accumulated practical knowledge to guide the engineering services.

6.3.2	Well services

Archer’s well services business segment generated total operating revenues of USD 176.5 (equivalent to approximately NOK 982.7 million), or 23.4% of total operating revenues, for the six months ended June 30, 2011, compared to USD 57.6 million (equivalent to NOK 347.1 million), or 17.4% of total operating revenues, for the same period in 2010. In 2010, the well services business segment generated NOK 751.3 million in total operating revenues compared to NOK 625.4 million in 2009 and NOK 571.4 million in 2008. The firm order backlog of the well services business segment is at the date of this Prospectus approximately USD 100 million and is mainly related to the wireline services provided for Connoco Phillips at the Ekofisk field. The backlog for the well services segment is distributed between 2011, 2012 and 2013 and beyond by approximately 10%, 30% and 60% respectively.

As a percentage of total operating revenues, total operating revenues generated by Archer’s well services accounted for 17.4%, 16.4% and 15.8% in 2010, 2009 and 2008, respectively.

Archer’s well services operations currently include the following services:

Wireline intervention

Archer offers a broad range of wireline and cased hole investigation services throughout the well lifecycle. Intervention by wireline allows for the maintenance and repair of oil and natural gas wells and is the most efficient and frequently used well intervention method. Wireline intervention is applied in all phases of a well’s life: in drilling, workover, completion, production, stimulation, repair and maintenance and abandonment. Archer’s wireline intervention team provides packages of multi-skilled personnel and state-of-the-art conveying equipment for slick, braided and electric-line services, spanning the full range of mechanical and electrical wireline operations. The purpose is to enable improvements to the performance and longevity of the clients' wells by combining expertise, experience and the right tools. Archer has one of the industry's most advanced fleets of slick line and electric line conveyance packages, a comprehensive suite of intervention and diagnostic services, and the support of a research and development team.

Wireline logging

Archer’s wireline logging portfolio includes a select range of both conventional and proprietary cased hole investigation services and production monitoring, each designed to help operators improve well integrity and performance. Proprietary Archer technologies include the Point™ integrity diagnostic system and the Well Performance Eye 3D wellbore imaging platform, both highly effective and powerful diagnostic resources exploiting the unique properties of ultrasound energy. Conventional cased hole investigation services include mechanical calipers, downhole cameras, gauges and basic production logging. The global logging capability was recently extended to North America by the acquisition of Gray Wireline and its subsequent merger with Universal Wireline. The combined companies will command one of the youngest fleets in the industry with a total of 136 wireline trucks and 6 offshore skids. Gray Wireline provides a full range of cased hole wireline services including perforating from its 23 operating districts to over 85% of all active U.S. drilling rigs. Offshore services are provided from its base in Louisiana.

Coiled tubing, completion services and pressure control

As the cost of finding new energy supplies accelerates, the need to increase production from existing wells becomes increasingly important. Coiled tubing services continue to play a critical role in workover operations, stimulating production and maintaining well performance. Archer provides coiled tubing packages, flow back support and pumping equipment designed to increase production and treat well corrosion that would otherwise hinder the flow of oil and gas. The work force is dedicated to providing customers with reliable service and technical expertise to deliver a cost-effective, safe and successful completion of the coiled tubing intervention. Archer supplies a wide variety of equipment, services and expertise in support of completion and workover operations throughout North America. Capabilities include coiled tubing, plug setting and milling, fluid pumping, nitrogen transport, flowback equipment, pressure control services, tanks and a wide range of ancillary rental equipment such as cranes, compressors, valves and gas busters. The pressure control services equipment is tailored to the unconventional resources market with the ability to operate under high pressures without having to delay or cease production during completion operations. Ceasing or suppressing production in the completion phase of an unconventional well could result in formation damage impacting the overall recovery of reserves. The pressure control services were provided through a fleet of coiled tubing units, snubbing units, wireline units, nitrogen pumping units, fluid pumping units and various well control assets.

Pressure pumping

The pressure pumping services include hydraulic fracturing and acidizing services. These services are primarily used in optimizing hydrocarbon flow paths during the completion phase of unconventional wellbores. In August 2011 Archer acquired Great White who began providing pressure pumping services in September 2006 with 18,200 horsepower acquired in the acquisition of Acid Inc. As of June 30, 2011, Great White had grown the pressure pumping business to 98,800 horsepower, consisting of 42 quintuplex pumps. The quintuplex pumps allow Archer to execute multi-stage fracture stimulation jobs, which are typically required for production enhancement of unconventional wells. Currently, Archer provides pressure pumping services in the Cana Woodford and Mississippi Shales in Oklahoma, the Marmaton Shale in Oklahoma and Texas and the Permian Basin in West Texas. The completion and production segment was started in July 2006 through the hiring of an experienced senior management team. Since then, this team has developed the pressure pumping services through organic growth.

Fishing and specialist intervention

Archer has built a team of dedicated fishing specialists. Heavy-duty fishing tools are a key resource in the technology they employ; amongst them the most powerful wireline jar in the world. In addition to its problem-solving work, the team works continuously to develop new tactical wireline techniques and technologies all aimed at maintaining and improving well performance. The specialist well intervention team has been assembled to assist customers facing unexpected or complex downhole challenges. The team has the experience, skills and procedures to find solutions speedily and efficiently. The Archer Group is particularly skilled in using 2 7/8" heavy-duty fishing toolstrings deployed on 5/16" heavy-duty braided wire, and employs high-impact fishing services, downhole inspection and well cleaning or isolation techniques.

Frac valves

Archer supplies an extensive range of conventional, premium and specialized rental equipment for both onshore and offshore operations throughout North America, Latin America, the Middle East, North Africa, and the North Sea.

Complementing Archer’s portfolio of rental equipment, AWC Frac valves, manufactures and supplies high-integrity gate valves for safe and efficient hydraulic fracturing. The commercialized “ball-screw” operated frac valves over 10 years ago and in doing so enabled a step-change improvement in the efficiency and safety of hydraulic fracturing operations.

Cementing tools and plugs and packers

Archer has developed a range of cementing technology and tools to enhance safety and well integrity, from radically effective gas-tight stage tools, to more traditional casing accessories and bridge plugs. Cementing solutions provide a major contribution to the efficient management and integrity of a well throughout its life. Archer cementing technologies provide dedicated solutions for a wide range of tasks during the design phase, through drilling and completion, to abandonment. Notable technologies include the remote and wireless-control cement heads, RCCH and WCCH, and the high-performance gas-tight stage tools, the CflexTM system. Archer has developed the gas-tight VMB family of retrievable plugs, one of a number of breakthrough technologies that has raised the industry standard in securing and maintaining well integrity. VMB technology is tested and certified to the rigorous ISO 14310 V0 standard, which requires testing with gas above and below the barrier element, cycling of pressure and temperature, and the ability to remain completely leak free. Completing the range of mechanical barriers, Archer also supplies a wide selection of bridge plugs and cement retainers.

6.4	Principal markets

The principal markets for Archer’s services include Norway, the United Kingdom, Denmark, Malaysia, Brazil, Argentina, Bolivia and the United States.

The following table sets forth Archer’s total revenues by geographic market for the six months ended June 30, 2011 and 2010.

	Six months ended June 30,
	2011		2010
	USD millions reported	NOK millions equivalent	USD millions equivalent	NOK millions reported
Norway	307	1,714	246	1,479.4
United States	201	1,119	4	23.6
Argentina	137	765	-	-
United Kingdom	59	328	67	401.9
Other	49	274	15	90.9
Total	753	4,200	331	1,995.8

The following tables set forth Archer’s total revenues by geographic market for the years ended December 31, 2010, 2009 and 2008 in both Norwegian Kroner and United States Dollars.

	Year ended December 31,
(NOK in millions)	2010	2009	2008

Norway	3,198.6	2,745.8	2,599.2
United Kingdom	839.3	930.4	967.3
Other	291.0	148.6	58.2
Total	4,328.9	3,824.8	3,624.7

	Year ended December 31,
(USD in millions)	2010	2009	2008

Norway	531.0	437.4	459.9
United Kingdom	139.3	148.2	171.1
Other	48.3	23.7	10.3
Total	718.7	609.3	641.3

6.5	Competitive position

Archer experiences significant competition in all areas of its business. In general, the markets in which Archer competes are highly fragmented, and a large number of companies offer services that overlap and are competitive with Archer’s services and products. The Company’s management believes that the principal competitive factors are technical and mechanical capabilities, management experience, past performance and price. While Archer has considerable experience, there are many other companies that have comparable skills. Many of Archer’s competitors are larger and have greater financial resources than Archer does.

6.6	Seasonality

Adverse weather conditions in the North Sea during the winter months usually result in lower levels of activity and revenue for Archer, although this is less apparent than in the past due to technological advances. In the United States, weather currently plays less of a factor provided however that as Archer expands its operations in northern states such as North Dakota and Pennsylvania; weather is more likely to influence results on a seasonal basis. Similarly, as Archer’s expands its operations in the Gulf of Mexico, Archer’s business may be affected from delays caused by adverse weather conditions such as hurricanes or tropical storms. Further, in Brazil, where Archer also generates revenue from operations, adverse weather conditions affect Archer’s results of operations. Optimal weather conditions offshore Brazil normally exist only from October to April and most offshore operations in this region are scheduled for that period. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. During periods of curtailed activity due to adverse weather conditions, Archer continues to incur operating expenses.

6.7	Equipment

The equipment utilized in Archer’s business is generally available new from manufacturers or at auction. However, the cost of acquiring new equipment to expand Archer’s business could increase as demand for equipment in the industry increases.

6.8	Marketing

Marketing of Archer’s services is performed through Archer’s regional offices. Archer’s marketing strategy is focused on ensuring that Archer is invited to bid on all proposed projects that are consistent with Archer’s strategy, and where Archer has a competitive advantage on the basis of its capabilities, its engineering excellence or its technological specialization. Archer uses its industry know-how and relationships with its clients to ensure Archer is aware of all projects in its markets that fit these criteria.

In the United States, the majority of Archer’s operations are carried out on a call-out basis where the terms of service are governed by Master Service Agreements with several hundreds of its customers and each job is priced based on Archer’s price books and individual customer discount terms. While the Master Service Agreements are either long-term or evergreen, the parties typically do not commit to any volume of activity.

Outside the United States, a significant portion of Archer’s work is obtained through a competitive tendering process. When a target project, or “tender,” is identified by Archer’s marketing team, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard cost manual, and the selling price and contract terms are based on Archer’s commercial standards and market conditions. Before the tender package is submitted to the client, it is subject to a detailed review process by senior management of Archer.

The implementation of Archer’s tendering policies has resulted in the information contained in tender review packages being uniform across Archer’s organization, allowing Archer to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders are reviewed centrally by Archer’s management and Archer continues to place great emphasis on its standard contractual terms and conditions. With these policies in place, Archer devotes significant management time to the tendering process and is selective with respect to the initiation of new projects.

Once Archer has been awarded a project to provide drilling services or well services, Archer will enter into a project contract with its client. Typically, Archer enters into day-rate contracts; however, on rare occasions, lump-sum contracts may be entered into.

Where services are to be performed pursuant to a day-rate contract, Archer will enter into a framework agreement outlining the terms of the project, with individual project call-offs being utilized to provide the details of the specific work Archer is to conduct. Under the terms of Archer’s day-rate contracts, Archer receives payment based on the days its services are utilized. Archer’s day-rate contracts typically include provisions for a reduced day-rate due to weather or equipment downtime.

Under the terms of Archer’s contracts, Archer’s clients usually have the right to terminate without cause upon written notification specifying the termination date. Where the client terminates without cause, Archer is entitled to payment for work performed in accordance with the contract, including Archer’s reasonable costs.

6.9	Research and development, patents and licenses

Archer’s research and development programs have concentrated on the requirements of its clients, who are constantly seeking to develop oil and gas reserves in more demanding environments, and on increasing the efficiency of Archer’s equipment and operations. Archer has research and development programs aimed at developing new technologies and extending existing technologies for the provision of drilling and well intervention services. Archer’s research and development activities are typically carried out internally using both dedicated research personnel and as part of specific projects. External research and development is performed either through strategic technological alliances or via joint industry collaborative projects, where appropriate.

The table below sets forth information on Archer’s research and development activities during the interim period and the last three fiscal years:

	Six months ended	Year ended December 31,
	June 30, 2011	2010	2009	2008
USD million	3.2	5.5	4.6	4.6

6.9.1	Intellectual property

Archer owns or has a right to use a number of patents and trademarks, as well as software and other intellectual property to support its operational activities. A limited number of Archer’s patents are held in common with other industrial partners. Archer also conducts some of its operations under licensing agreements allowing Archer to make use of specific techniques or equipment patented by third parties. However, in the opinion of Archer, the business is not materially dependent on any research and development, nor on particular patents or licenses, industrial, commercial or financial contracts, or on new manufacturing processes.

6.10	Environmental regulations

Archer’s operations are subject to federal, state and local laws and regulations of the jurisdictions in which it operates relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because Archer provides services to companies producing oil and natural gas, which may cause damage to the environment, Archer may become subject to claims relating to the release of such substances into the environment. Archer strives to conduct its business activities in an environmentally sustainable manner that is achieved through the use of written processes and risk management procedures focused on the proactive assessment of environmental risks associated with Archer’s operations. These risk assessments help facilitate a reduction of the environmental impact of Archer’s activities and help prevent the accidental release of oil and natural gas into the environment. While Archer’s management is not currently aware of any situation involving an environmental claim that would likely have a material adverse effect on Archer, it is possible that an environmental claim could arise that could cause Archer’s business to suffer. Archer’s management does not anticipate any material expenditure to comply with environmental regulations affecting Archer’s operations.

6.10.1	Other matters

Health, safety and environmental management

Archer conducts business in accordance with a well-defined set of processes. Archer’s Health, Safety and Environmental, or HSE, philosophy is to establish and maintain a culture where there are no accidents, injuries or losses. Management believes that a good working environment is a prerequisite for achieving good safety results and that sincere commitment from senior management is a key factor in reaching the goal of no accidents, injuries or losses. At Archer, line management is responsible for the implementation of systematic and preventive HSE work, as well as encouraging and promoting a sound health, environment and safety culture. In addition, Archer has implemented a program to encourage and stress each individual’s responsibility for and commitment to HSE matters. This program includes seminars, on-the-job training, best practice campaigns and a focus on leadership.

Archer’s management system meets the relevant requirements of authorities, customers and partners. The management system has certified according to ISO 9001:2008, Quality Management. In addition, the management system has met the requirements of ISO 14001:2006, Environmental Management Standards, for several years and Archer’s management is currently in the process of certifying Archer according to these standards. In addition, relevant authorities such as the Petroleum Safety Authority Norway and the UK Health & Safety Executive have accepted the management system through the Acknowledgement of Compliance and the Safety Case certification, respectively.

As a result of Archer’s systematic and focused safety management program, improvements have been shown in most safety statistics. In addition, the majority of incidents still taking place have a very low potential for serious personal injuries, spills or emissions to the environment or economic losses. In addition, Archer is actively working to prevent damage to the environment as a result of Archer’s operations. This includes the systematic registration of emissions and discharges and pre-emptive action in selecting chemicals that cause minimum harm to the environment.

Risks and insurance

Archer’s operations are subject to all the risks normally associated with oilfield development and operations and could result in damage to, or loss of, property, suspension of operations or injury or death to employees or third parties. Archer’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in Archer being named a defendant in lawsuits asserting large claims. As is customary in the oilfield services industry, Archer attempts to mitigate its exposure to some of these risks through indemnification arrangements and insurance policies.

Archer’s service contracts generally contain contractual indemnities against liability for pollution, well and environmental damages, damages to equipment and property, and personal injury, consistent with industry practices. These indemnities provide that Archer’s customer, the operator, will retain liability and indemnify Archer for:

•	environmental pollution caused by any oil, gas, water or other fluids and pollutants originating from below the seabed;
•	damage to customer and third-party equipment and property including any damage to the sub-surface and reservoir; and
•	personal injury to or death of customer personnel.

The allocation of risk described above is not unique to Archer and is generally accepted in the oil and gas industry by and between service companies such as Archer, on the one hand, and operators and exploration and production companies, on the other. This allocation reflects the risk-reward model as defined in the industry for several decades.

Archer also carries insurance coverage for its operations and is partially self-insured for certain claims in amounts that management believes to be customary and reasonable. In line with industry practice, Archer maintains insurance worldwide for liability arising from its operations, and its insurance covers all of its material assets, including all capital items such as major equipment and real property. Among the risks insured are loss of, or damage to, third-party property, consequential interruptions in business, death or injury to employees and/or third parties, statutory workers’ compensation protection and pollution.

Archer’s insurance coverage is consistent with industry practices, including a policy for general third party and product liability insurance with If Property & Casualty Insurance NUF, Norway. The current policy expires March 31, 2012, and Archer currently anticipates that it will be able to renew its policy on commercially reasonable terms. The policy includes coverage of NOK 300 million per occurrence for legal liability for damage caused to a third party (any party other than the insured, its affiliates and co-licensees and their respective employees). The policy also has extended coverage of up to USD 5,000,000 per occurrence with an annual aggregate limit of USD 10 million for professional liability as a result of faulty product design, feasibility studies, procurement, supervision, license agreements or sales of electronic data processing software and reservoir monitoring system. This policy has a deductible of NOK 500,000.

Archer’s general third party and product liability insurance policy does, however, expressly exclude coverage for certain types of environmental damages. In all locations except North America the policy covers only environmental damages that are the direct and unavoidable consequences of a sudden, unforeseen and identifiable event and, in the case of recoverable pollution damage, the policy also covers clean-up related expenses imposed by public authorities. In North America, the policy includes what is known as “Named Perils Coverage”, which covers claims for personal injury or damage to soil, air, water or other property damage, provided that such loss is a direct and unavoidable consequence of any of the following perils:

•	unintended and unforeseen fire, lightning or explosion;
•	collision or overturning of road vehicles; and
•	explosion of piping or pressure vessels within the insured’s premises that are not caused by insufficient maintenance or monitoring.

The Named Perils Coverage expressly excludes the following:

•	loss of or damage to or loss of use of property or indirectly resulting from sub-surface operations or installations of the insured;
•	costs for removal of, loss of or damage to substances stored or handled under ground, such as oil, gas or any other substance;
•	losses emanating from any site or location used in whole or in part for handling, processing, treating, storing, disposing or dumping of any waste material or similar substance;
•	costs for evaluation, monitoring, or controlling of suspect or known seeping, polluting or contaminating substances; and
•	costs of removing or cleaning up seeping, polluting or contaminating substances on property at any time owned or leased by the insured or under control of the insured.

Such insurance would cover claims made against Archer by or on behalf of individuals who are not Archer employees regardless of whether Archer held indemnity rights from its customer or another third party.

Archer has not previously, and does not now, own an offshore rig. Archer does have a contract for the purchase of a modular rig currently under construction in Germany and such modular rig will be insured upon transfer of title under Archer’s existing insurance coverage above. In addition, Archer may procure a hull and marine policy for such modular rig.

Management considers Archer’s level of insurance coverage to be appropriate for the risks inherent in Archer’s business. The determination of the appropriate level of insurance coverage is made on an individual asset basis taking into account several factors, including the age, market value, cash flow value and replacement value of the asset in hand. However, there can be no assurance that the amount of insurance Archer carries is sufficient to protect Archer fully in all events, and a successful liability claim for which Archer is underinsured or uninsured could have a material adverse effect on Archer. Additionally, insurance rates have in the past been subject to wide fluctuations, and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions (see Section 2 “Risk Factors”).

6.11	Organizational structure

Archer Limited is an exempt limited company organised under the laws of Bermuda.

It is a holding company owning, directly or indirectly, all of the subsidiaries in Archer. Its main function is to provide financing to the other Archer Group entities by way of equity or shareholder loans.

Archer’s assets and operation are organised in direct and indirect subsidiaries incorporated in jurisdictions providing the tax and legislative framework which best suits Archer's overall needs.

The following table sets forth the Company’s significant subsidiaries as of the date of this Prospectus.

Subsidiary	Jurisdiction of Incorporation	Principal Activities	% Owned
Archer (UK) Limited	UK	Drilling services	100%
Archer Assets UK Limited	UK	Holding company	100%
Archer Management Limited (UK)	UK	Management company	100%
Archer Management AS	Norway	Management company	100%
Archer Norge AS	Norway	Onshore administration and holding co.	100%
Archer Oil Tools AS	Norway	Well services	100%
C6 Technologies AS	Norway	Well services	50%
Archer AS	Norway	Well services	100%
Tecwel AS	Norway	Well services	100%
Viking Intervention Technology AS*	Norway	Well services	50%
Archer Overseas Contracting Limited	Hong Kong	Drilling services	100%
Archer Services Limited	Hong Kong	Drilling services	100%
Archer Emerald (Bermuda) Ltd.	Bermuda	Drilling services	100%
Archer Management (Bermuda) Limited	Bermuda	Management company	100%
Allis-Chalmers Energy Inc.	US	Holding company	100%
Archer Directional Drilling Services LLC	US	Drilling services	100%
Archer Drilling LLC	US	Drilling services	100%
Archer Management LLC (US)	US	Management company	100%
Archer Production and Completion Services LLC	US	Well services	100%
Archer Rental Services LLC	US	Drilling services	100%
Archer Tubular Services LLC	US	Drilling services	100%
Archer Underbalanced Services LLC	US	Drilling services	100%
Archer Well Company Inc.	US	Drilling and well services and mgmt co.	100%
AWC Frac Valves Inc.	US	Drilling services	100%
Gray Wireline Services, Inc.	US	Well services	100%
DLS Argentina Ltd. (Argentina Branch)	Argentina	Drilling services	100%
DLS (Bolivia branch)	Bolivia	Drilling services	100%
Rawabi Allis-Chalmers Company Limited	Saudi Arabia	Drilling services – joint venture	50%
BCH Energy do Brasil Servicos de Petroleo Ltda.	Brazil	Drilling services	100%
Archer do Brasil Servicos de Petroleo Ltda.	Brazil	Drilling services	100%
Archer Logistica y Servicios de Mexico, S. de R.L. DE C.V.	Mexico	Drilling services	100%
Great White Pressure Pumping LLC	US	Well services	100%
Great White Pressure Control LLC	US	Well services	100%
Great White Directional Services LLC	US	Drilling services	100%
Diamondback Directional Drilling LLC	US	Drilling services	100%
*Viking Intervention Technology AS is 100% owned by C6 Technologies AS and the ownership percentage reflects Archer’s indirect ownership through the ownership in C6 Technologies AS.

6.12           Property, plant and equipment

As of June 30, 2011 and December 31, 2010 Archer owned the tangible asset described below.

Drilling equipment

(In millions of USD)	June 30, 2011	December 31, 2010
Cost	818.8	173.8
Accumulated depreciation	(147.0)	(99.4)
Net book value	671.8	74.4

Depreciation expense related to tangible assets was USD 38.2 million for the six months ended June 30, 2011 and USD 7.2 million for the six months ended June 30, 2010. In the 12 month period ending December 31, 2010 the depreciation expense related to tangible assets was USD 14.4 million. The corresponding depreciation expense for the three months ended June 30, 2011 and June 30, 2010 was USD 26.3 million and USD 3.4 million, respectively.

Other fixed assets

(In millions of USD)	June 30, 2011	December 31, 2010
Cost - office equipment, furniture, fittings and motor vehicles	129.9	61.1
Accumulated depreciation	(36.0)	(24.7)
Net book value	93.9	36.5

Depreciation expense related to tangible assets was USD 10.1 million the six months ended June 30, 2011 and USD 1.6 million for the six months ended June 30, 2010. In the 12 month period ending December 31, 2010 the depreciation expense related to tangible assets was USD 3.8 million. The depreciation expense for the three months ended June 30, 2011 and June 30, 2010 was USD 6.1 million and USD 0.9 million, respectively.

Assets under construction – Modular rig

(In millions of USD)	June 30, 2011	December 31, 2010
Cost	83.1	31.4
Accumulated depreciation	-	-
Net book value	83.1	31.4

Included in capitalized cost of asset under construction are interest expenses and loan related cost of USD 0.8 million for the period ended June 30, 2011 (USD 1.0 million for the year ended December 31, 2010).

Leased property

As of June 30, 2011 Archer held under long-term leases the real estate property described below.

Location	Function	Status
Hamilton, Bermuda	Principal office	Leased
Stavanger, Norway	Offices and warehouses	Leased
Bergen, Norway	Offices and warehouses	Leased
Aberdeen, Scotland, UK	Offices and warehouses	Leased
Newcastle, England, UK	Offices and warehouses	Leased
Houston, Texas, USA	Offices and warehouses	Leased
Fort Worth, Texas, USA	Offices and warehouses	Leased
Esbjerg, Denmark	Offices and warehouses	Leased
Rio de Janeiro, Brazil	Offices and warehouses	Leased
Kensett, Arkansas	Offices and warehouses	Leased
Carlsbad, New Mexico	Offices and warehouses	Leased
Farmington, New Mexico	Offices and warehouses	Leased
Elk City, Oklahoma	Offices and warehouses	Leased
McAlester, Oklahoma	Offices and warehouses	Leased
Mt Morris, Pennsylvania	Offices and warehouses	Leased
Muncy, Pennsylvania	Offices and warehouses	Leased
Corpus Christi, Texas	Offices and warehouses	Leased
Kilgore, Texas	Offices and warehouses	Leased
Longview, Texas	Offices and warehouses	Leased
Pio Truncado, Santa Cruz, Argentina	Offices and warehouses	Leased
Rio Grande, Tierra del Fuego, Argentina	Offices and warehouses	Leased

Santa Cruz, Bolivia	Offices and warehouses	Leased
Aracuja, Sergipe, Brazil	Offices and warehouses	Leased
Macae, Rio de Janeiro, Brazil	Offices and warehouses	Leased
Parnamirim, Rio Grande de Norte, Brazil	Offices and warehouses	Leased
Broussard, Louisiana	Offices and warehouses	Leased
Muncy, Pennsylvania	Offices and warehouses	Leased
Singapore	Offices and warehouses	Leased
Perth, Australia	Offices and warehouses	Leased
Buenos Aires, Argentina	Offices and warehouses	Leased
London, UK	Offices	Leased
Environmental risk factors that may affect the utilisation of the Archer’s tangible fixed assets are described in Section [6.6], [6.10] and in Section 2 “Risk Factors”.

There are no major encumbrances on neither of the above mentioned assets nor in relation to the property leases.

6.13	Investments

Archer’s principal investments for the six month ended June 30, 2011 and the years ended December 31, 2010, 2009 and 2008, and up to the date of this Prospectus are as follows.

6.13.1	Historical investments

For the years ended December 31, 2010, 2009 and 2008, the Group invested an amount of USD 17.8 million, USD 8.3 million and USD 14.3 million, respectively, in drilling equipment. Expenditures relate mainly to rental drilling equipment, wireline equipment and tools.

Archer Limited ordered in February 2008 a modular drilling rig from Streicher GmbH in Germany with total capital expenditure of approximately EUR 35 million (USD 48 million). For the years ended December 31, 2010, 2009 and 2008, the Group invested an amount of USD 2.9 million, USD 1.1 million and USD 29.0 million, respectively, in the modular drilling rig. In addition Archer capitalizes expenses for the crew which supervises the construction of the rig. The rig is on a stand alone basis able to perform production drilling, work-overs, well intervention of any kind and plug and abandonment work. The rig facilitates for fast mobilization and demobilization and represents a cost-effective alternative to conventional drilling and work over rigs, allowing for increased oil recovery from mature fields. The rig is built in accordance with Norwegian North Sea regulatory requirements (NORSOK). The rig will start mobilizing for the Shell Todd Oil Services contract on the Maui A offshore platform in New Zealand in the first half of 2012.

In 2009 Archer Limited bought a building for USD 6.8 million in Bergen. The building was sold in June 2010 for USD 8.8 million.

For the six month ended June 30, 2011, Archer invested an amount of USD 46.8 million in drilling and well services equipment. This principally relates to drilling equipment totalling USD 28.4 million.

A description of Archer’s expenditures related to the historical acquisitions is presented in section 6.2 and 10.2.3 of this Prospectus.

Historical acquisitions

As described in section 6.2.3 Archer has carried out several acquisitions since its incorporation in August 2007. The table below includes a summary of the purchase price allocation for acquisitions carried out in 2008 and 2010 converted into USD using the exchange rate at the closing of the transaction. Archer made no acquisitions in 2009:

For further information see Note 14 (goodwill) and Note 22 in the financial statements of 2010, incorporated with reference Section 13.3 hereto.

(in USD million)	Noble Drilling UK Ltd	Archer Oil Tools AS	TecWel AS	Viking Intervention Technology AS	Rig Inspection Services & Romeg	Gray Holdco Ltd
Year of acquisition	2008	2008	2008	2010	2010	2010

Total current assets	15.7	14.7	5.2	1.3	3.2	35.0
Goodwill	29.9	59.9	23.6	3.6	4.4	79.5
Other non-current assets	8.3	20.3	17.1	12.7	2.4	78.4
Total current liabilities	0.3	5.8	2.9	1.1	1.0	7.7
Total non-current liabilities	2.3	9.2	8.8	4.7		24.7
Total purchase price	51.3	79.9	34.2	11.8	9.1	160.5

During 2011 Archer has made three acquisitions. In January 2011, Archer acquired Universal Wireline, a company that provided cased hole wireline and slickline services in the United States. The purchase price for the acquisition was USD 25.5 million. In February 2011, Archer acquired ALY at a purchase price of USD 600.9.

(in USD million)	Universal Wireline	ALY	Great White*	Total
Year of acquisition	2011	2011	2011
Total current assets		237.9	85.3	355.6
Goodwill	6.4	267.4	320.6	594.4
Other non-current assets	19.1	781.8	287.9	1,094.3
Total current liabilities		148.4	63.8	212.2
Total non-current liabilities		537.8	-	537.8
Total purchase price	25.5	600.9	630.0	1294.3
*The PPA for the Great White acquisition is at the time of this Prospectus not finalized, and the numbers presented in the table above are preliminary.

During August 2011 Archer signed a definitive Purchase and Sale Agreement for the acquisition of Great White for a purchase price of USD 630 million on a cash and debt free basis. The acquisition was closed in the third quarter of 2011.

6.13.2	Current investments

Since June 30, and up to the date of this prospectus Archer has invested approximately USD 60 million. Of this Archer has paid an instalment on the modular drilling rig of USD 16.8 million. The contract purchase price for the rig is approx. EUR 35 million (USD 48 million) of which 90% is at the date of this Prospectus paid to the supplier.

6.13.3	Future investments – capital commitment

Archer currently has approximately USD 90 million in committed capital expenditure. Of this approximately USD 15 million is for a rig currently under construction for Archer’s operations in Brazil.

The final and outstanding installments related to the modular drilling rig of approximately USD 5 million representing 10% of the purchase price are payable upon receipt of final documentation which is expected to take place in 2011 or early 2012. Furthermore an approximately USD 33 million are scheduled to be invested in additional pressure pumping equipment and USD 8 million in additional coiled tubing and snubbing units. Archer will also invest in tools, trucks and rental equipment.

Approximately USD 60 million of the committed capital expenditures is due in 2011, and the remaining USD 30 million will be paid in 2012.

6.13.4	Anticipated sources of fund to complete committed capital expenditures

The funding of Archer’s commitments to capital expenditure will come from a combination of existing cash resources, available credit lines, cash flow from operations and potentially cash raised from equity or debt issuance. As of the date of this Prospectus, Archer expects to be able to settle existing commitments on capital expenditure from existing cash resources, operational cash flow and existing credit facilities.

6.13.5	Fixed assets

Total investments in fixed assets for operations in the six months ended June 30, 2011 were approximately USD 46.8 million compared to approximately USD 9.9 million in the same period in 2010. Fixed assets investments for fiscal year 2010 were approximately USD 28.0 million compared to approximately USD 31.2 million for 2009 and USD 48.1 million for 2008. The table below sets forth information on Archer’s investments in fixed assets by business segment during the interim period and the last three fiscal years:

	Six months ended		Year ended December 31,
	June 30, 2011	June 30, 2010	2010	2009	2008
	(USD in millions)
Drilling Services	32.8	5.6	16.5	19.3	37.6
Well Services	14.0	4.3	11.4	11.9	10.5
Total	46.8	9.9	28.0	31.2	48.1

6.14           Employees

The table below illustrates the development in number of employees over the last three years, as per the end of each calendar year from 2008 to 2010.

Employees	2008	2009	2010	September 30, 2011
Archer	2,300	2,600	3,600	8,400

As of the date of this Prospectus, Archer has approximately 8,400 employees in different regions as illustrated in the table below.

Employees as of September 30, 2011
USA	2,515
Argentina and Bolivia	2,478
Scandinavia	2,051
UK	768
Brazil	529
Other	33
Total	8,374

Archer has no loans outstanding to employees.

6.15	Trend information

Market demand for Archer’s products and services continued to improve in the second quarter of 2011 and has held up in the third quarter despite the latest turmoil in the financial markets. The Baker-Hughes rig count went up 6.6% in second quarter and continues its upward trend in Q3. Oilfield services pricing has been improving in the United States, in South America and in South East Asia in the period January through June of 2011, while slower improvements of pricing is seen in the rest of the world. In the USA little impact is expected on pricing levels as long as the WTI oil price stays above USD 65/barrel. The change in US land activity is driven by increased service intensity as a result of longer horizontal wells, more stages per well and larger fracturing jobs. In the United States there are more than 3,000 wells drilled but not yet completed, perforated and fractured. Overall the Company expects prices in the United States to be stable in the near term.

Other than above, Archer has not experienced any changes or trends that are significant to Archer between December 31, 2010, and the date of this Prospectus. Archer is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Archer’s prospects for the current financial year.

7           BOARD, EXECUTIVE MANAGEMENT TEAM AND CORPORATE GOVERNANCE

7.1	Board

7.1.1	Composition of the Board

The table below sets forth the composition of the Company’s current Board:

Name	Position	Served since	Term expires
Saad Bargach	Chairman	2011	Annual General meeting, 2012
Fredrik Halvorsen	Deputy Chairman	2010	Annual General meeting, 2012
Kate Blankenship	Director	2007	Annual General meeting, 2012
Cecilie Fredriksen	Director	2008	Annual General meeting, 2012
Tor Olav Trøim	Director	2007	Annual General meeting, 2012
Giovanni Dell' Orto	Director	2011	Annual General meeting, 2012
John Reynolds	Director	2011	Annual General meeting, 2012
Alejandro P. Bulgheroni	Director	2011	Annual General meeting, 2012

7.1.2	Description of the Board and the Directors

Overall responsibility for the management of the Company and its subsidiaries rests with the Board. The Company’s Bye-laws provide that the Board shall consist of minimum two and maximum nine directors.

The Company’s business address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, serves as c/o addresses for the members of the Board in relation to their directorships of the Company.

Saad Bargach, Chairman

Mr. Bargach has served as Chairman of the Board in February 2011, following the merger with ALY. Prior to the merger, Mr. Bargach served as a director of ALY from June 2009 to February 2011. Mr. Bargach is a managing director at Lime Rock Partners. Prior to joining Lime Rock Partners, Mr. Bargach worked for more than 25 years at Schlumberger Inc. Most recently, he served as Schlumberger Inc's chief information officer and from July 2004 to March 2006, as president, well completions & productivity group which included artificial lift, completions, testing, subsea and sand management services. During his career at Schlumberger Inc., Mr. Bargach also served as president of consulting & systems integration for Schlumberger Sema in several European locations; the president of the drilling & measurements division with worldwide responsibility for drill bits, directional drilling, measurements-while-drilling, and logging-while-drilling services; and the Cairo-based president, oilfield services for Africa and Near East. He is also a member of the board of the American Productivity and Quality Center and currently serves on the board of directors of Artificial Lift Company (Chairman), a U.S.-based oil services company, Gas2 Limited, an Aberdeen-based oil service technology company, Tiway Oil, a Dubai-based oil and gas producing company, Expert Petroleum, a Bucharest-based production enhancement company, DHS Oil, a Dubai based oil service company, OilSERV, an Iraq-based service company, Tercel Oilfield Products, a Dubai-based oilfield services technology company, TGT Oil and Gas Services (Chairman), a Dubai-based oil services company, and Xtreme Oil Drilling, an Alberta-based oil services technology provider. He previously served on the board of directors of ITS Energy Services. Mr. Bargach has a bachelor’s degree in electrical engineering and a master’s degree in control systems. Mr. Bargach is a British citizen, resident in Dubai.

Fredrik Halvorsen, Deputy Chairman

Fredrik Halvorsen has served as a Director since October 2010 and was appointed Deputy Chairman of the Board in February 2011. Mr. Halvorsen is a director of Deep Sea Supply Plc., where he has served since October 2010. Mr. Halvorsen's experience includes the position as chief executive officer of Tandberg ASA and, subsequently, senior vice president of Cisco Systems Inc. Prior to that he was the leader of McKinsey’s South East Asia corporate finance practice. Mr. Halvorsen is currently employed by Frontline Corporate Services Ltd, and holds a degree in Business Administration from The Norwegian School of Economics and Business Administration, with majors in finance and economics. The Finance major was obtained at the J.L. Kellogg Graduate School of Management. Mr. Halvorsen is a Norwegian citizen, resident in the UK.

Tor Olav Trøim, Director

Tor Olav Trøim has served as a Director since its incorporation in August 2007. Mr. Trøim is vice president and director of Seadrill, where he has served since May 2005. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. From 1987 to 1990, Mr. Trøim served as portfolio manager equity for Storebrand ASA and from 1992 to 1995 he was chief executive officer of Norwegian Oil Company DNO AS. Mr. Trøim serves as a director of three companies listed on Oslo Børs: Golden Ocean Group Limited, Golar LNG Energy Limited, and Aktiv Kapital ASA, as well as being an alternate director in Marine Harvest ASA. In addition he is currently the chairman of Independent Tankers Corporation Limited. Mr. Trøim served as a director of Frontline Ltd from November 1997 until February 2008 and now serves as a consultant to the board of Frontline Ltd. He also has acted as chief executive officer for Knightsbridge Tankers Limited, a Bermuda company listed on the NASDAQ Global Select Market, until September 2007 and for Golar LNG Limited until April 2006. Mr. Trøim is a Norwegian citizen, resident in the UK.

Cecilie Fredriksen, Director

Cecilie Fredriksen has served as a Director since September 2008. Ms. Fredriksen has been employed by Frontline Corporate Services Limited in London since 2007 where she has served as an investment director. Ms. Fredriksen has been a director of Aktiv Kapital ASA since 2006, Golden Ocean Group Limited, since September 2008 and Ship Finance International Limited, since November 2008, Frontline Ltd since September 2010 and North Atlantic Drilling Ltd since 2011. Ms. Fredriksen also serves as a director of Marine Harvest ASA and Marine Harvest Ireland and has been a director of Northern Offshore Ltd. since February 2010. She received a BA in Business and Spanish from the London Metropolitan University in 2006. Ms. Fredriksen is a Norwegian citizen, resident in the UK

Kate Blankenship, Director

Kate Blankenship has served as a Director since its incorporation in August 2007. Mrs. Blankenship has also served as a director of Seadrill since 2005, Frontline Ltd. since 2004, Ship Finance International Limited since October 2003, Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004 and North Atlantic Drilling Ltd since 2011. Mrs. Blankenship has also served as chief accounting officer and secretary of Frontline Limited between 1994 and 2005, as chief financial officer of Knightsbridge Tankers Limited from April 2000 until September 2007 and was secretary of Knightsbridge Tankers Limited from December 2000 until March 2007. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales. Ms. Blankenship is a British citizen, resident in France.

Alejandro P. Bulgheroni, Director

Alejandro P. Bulgheroni was appointed as a Director in February 2011. Mr. Bulgheroni serves as the chairman of the Management Committee of Pan American Energy LLC since 1997. He also serves as chairman, president and chief executive officer of Associated Petroleum Investors Ltd., an international oil and gas holding company, as chairman and president of Global Oilfield Holdings Ltd., as chairman of Beusa Holdings, Inc., as chairman of Becana Holdings Corporation, as vice-president and chief executive officer of Samconsult S.A. and as president and chief executive officer of Nuevo Manantial S.A. and Agroland S.A. Mr. Bulgheroni is a member of the Petroleum and Gas Argentine Institute and of the Society of Petroleum Engineers (USA), vice-president of the Argentine Chamber of Hydrocarbons Producers, vice-president of the Argentine-Uruguayan Chamber of Commerce, counselor of the Buenos Aires Stock Exchange, member of the Latin America Conservation Council, counselor of the Argentine Business Council for Sustainable Development and vice-president of the Educando Foundation (Argentina). Mr. Bulgheroni is a graduate of the University of Buenos Aires with a degree in industrial engineering. Mr. Bulgheroni is an Argentinean/Italian citizen, resident in Argentina.

Giovanni Dell' Orto, Director

Giovanni Dell' Orto was appointed as a Director in February 2011. Mr. Dell' Orto was president and chief executive officer of DLS Drilling, logistics and services from 1994 to August 2006. He is member of the board of Energy Developments and Investments Corporation (EDIC), supervising EDIC's gas marketing activities in Europe and other upstream projects in North Africa. He is also a nonexecutive member of the board of directors of Gas Plus S.p.a., an Italian company listed on the Milan Stock Exchange. Mr. Dell' Orto has also served as chairman and chief executive officer of Saipem and was a board member of Agip and Snam. Mr. Dell’Orto is an Argentinian citizen, resident in Argentina.

John Reynolds, Director

John Reynolds was appointed as a Director in February 2011. Mr. Reynolds co-founded Lime Rock Partners in 1998 and is currently a managing director of Lime Rock Partners. Mr. Reynolds co-founded Lime Rock Partners in 1998, where he is currently a managing director. Mr. Reynolds remains an active member of the Lime Rock Partners investment team, investigating and executing primarily energy service investment opportunities worldwide. Prior to co-founding Lime Rock Partners, Mr. Reynolds worked at Goldman Sachs where he spent six years in the investment research department and had senior analyst responsibility for global oil service sector research and was one of the top-

rated analysts in the sector. He currently serves on the board of directors of Tesco Corporation, EnerMech Ltd., Revelation Energy Holdings LLC, Tercel Oilfield Products, and VEDCO Holdings Inc. He previously served on the board of directors of Hercules Offshore Inc., Eastern Drilling ASA, IPEC Ltd., Noble Rochford Drilling Ltd., Patriot Drilling, Roxar ASA, Sensa Ltd., and Torch Offshore Inc. Mr. Reynolds is a U.S. citizen, resident in the United States.

Board independence

All the eight Directors are independent from the executive management team and Archer’s material business relations, and four of the eight Directors (Alejandro P. Bulgheroni, Fredrik Halvorsen, Giovanni Dell' Orto and Cecilie Fredriksen) are independent from shareholders holding 10% or more of the shares in the Company. Thus, as a whole the Board complies with the independency requirements of Oslo Børs listing rules and the Norwegian corporate governance code.

7.2	Executive management

7.2.1	Management structure

Ultimate responsibility for the management of the Company is vested in the Board.

The Board has decided that the Company shall have no employees and that all of the Company's management requirements shall be contracted in from subsidiaries and third parties. In so doing, the Board retains sole authority on all issues that are either of an unusual nature or of major importance to the Company and its activities.

The Board shall, in addition, always be responsible for:

–	the defining of the Company's business;

–	the setting of goals in relation to the Company's business; and

–	the approval of all strategic plans to achieve the goals set.

The Company has incorporated a limited company in Bermuda, Archer Management (Bermuda) Limited ("Archer Management Bermuda") for the purpose of using this entity as the provider of all the administrative services required in the day-to-day management of the Company.

The Company is party to a general management agreement with Archer Management Bermuda setting out the terms upon which Archer Management Bermuda shall provide these services to the Company (the "General Management Agreement").

The General Management Agreement provides Archer Management Bermuda (and its sub-contractors) with general authority to act on the Company's behalf in some areas. In other areas, the Board will, on a case-by-case basis, provide specific authority to Archer Management Bermuda, its subcontractors and/or specified individuals employed by these corporate entities.

The terms reflected in the General Management Agreement are market based.

The intra-group management services provided to Archer are, as of the date hereof, performed from London, UK, Stavanger, Norway, and Houston, Texas, United States.

The individuals performing these services are employed in specialized management companies, being Archer Management Bermuda, Archer Management Limited (UK), Archer Management AS (Norway) and Archer Management LLC (US).

Each of these is party to a management agreement with Archer Management Bermuda detailing the services they are to provide as subcontractors to Archer Management Bermuda and the terms thereof.

The Company supplements the services to be provided under the General Management Agreement with a corporate administrative services agreement with Frontline Management Bermuda. The terms of this agreement are market based.

The business address of Archer Management Limited (UK) is in 2 Basil Street, London SW3 1AA, Great Britain, telephone: +44 207 590 1590, serves as c/o address for the executive management team responsible for the day-to-day management of Archer.

7.2.2	Executive management team

The individuals in the executive management team with major areas of responsibility for the Company's day-to-day management requirements are:

Jørgen Peter Rasmussen

Mr. Rasmussen has been the Chief Executive Officer of Archer Management Limited (UK) since February 2011. Mr. Rasmussen has served as a Director of the Company from its incorporation in August 2007 until 23 September 2011. From August 2007 to February 2011 Mr. Rasmussen served as Chairman of the Board. Prior to joining Archer, Mr.

Rasmussen was employed by Schlumberger Limited for 25 years. From 1998 to 2001, Mr. Rasmussen served as general manager of Schlumberger’s Scandinavian office. From 2001 to 2003, he served a president and chief executive officer of Schlumberger Smart Cards. From 2003 to 2005, he was chief executive officer of Atos Origin Northern Europe and from 2005 to 2007, he served as executive vice president of WesternGeco. His employment in Schlumberger includes postings in USA, Malaysia, Nigeria, Russia, France, United Kingdom, Norway, Sweden and Australia. He has held various board positions in industry associations and oilfield companies and holds a M.Sc. in Geology and Geophysics from the University of Aarhus, Denmark. Mr. Rasmussen is a Danish citizen, resident in Denmark.

Thorleif Egeli,

Mr. Egeli has been the Executive Vice President and Chief Operating Officer of Archer Management LLC (US). since February 2011. Prior to this he was Chief Executive Officer of Seawell Management AS since October 2009. Prior to joining Seawell Management AS, Mr. Egeli was employed by Schlumberger Limited, where he served in a variety of positions from 1993. From 2007 to 2009, Mr. Egeli served as vice president, Schlumberger North America. From 2004 to 2007, he served as marketing director North Sea. Prior to 2004, Mr. Egeli held management positions within Schlumberger as managing director in Dowell Norge A.S., QHSE Manager East Asia and as country manager in well services and drilling fluids. Mr. Egeli holds a degree in mechanical engineering from the Norwegian Technical University and an MBA from Erasmus School of Management in Rotterdam. Mr. Egeli is a Norwegian citizen, resident in the United States.

Max L. Bouthillette,

Mr. Bouthillette has been the Executive Vice President and General Counsel of Archer Management LLC (US) since August 2010. Mr. Bouthillette was previously employed for 16 years with BJ Services, Schlumberger Limited, and the U.S. law firm of Baker Hostetler LLP. His professional experience includes serving as chief compliance officer and associate general counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from January 2004 to 2006, and in several positions with Schlumberger in North America, Asia, and Europe from 1998 to December 2003. Mr. Bouthillette holds a degree in accounting from Texas A&M University and a Juris Doctorate from the University of Houston Law Center. Mr. Bouthillette is a U.S. citizen, resident in the United States.

Christoph Bausch,

Mr. Bausch has been the Executive Vice President and Chief Financial Officer of Archer Management Limited (UK) since May 2011. Before joining Archer, Mr. Bausch was global director finance at Transocean. Prior to this, he had a 20-year career in Schlumberger, where he held various financial positions around the world. After several financial positions in Germany, he started his international career in 1996 as region controller for Sedco Forex Contract Drilling Services in South America. From 1998 until 2000, Mr. Bausch was responsible for the financial integration of Camco International Inc. into Schlumberger Inc. Mr. Bausch also worked as financial controller responsible for Mexico & Central America and Middle East & Asia. From 2006 to 2010 he was based in Houston as the worldwide controller for research, engineering and manufacturing activities in Schlumberger. Mr. Bausch studied at the University of Mannheim, where he obtained a degree in Masters of Business Administration. Mr. Bausch is a German citizen based in the UK.

Lars Bethuelsen,

Mr. Bethuelsen has been the Senior Vice-President for Mergers and Acquisitions and Investor Relations for Archer Management AS since May 2011. Mr. Bethuelsen started working for Archer Management AS in 2007. Prior to his current position he was Chief Financial Officer in Archer Management AS. He has more than 17 years of experience from the drilling and well services industry and has held several senior positions in Smedvig ASA and Seadrill before he joined Archer Management AS. He has a degree in finance from the University of Stavanger from 1986. Mr. Bethuelsen is a Norwegian citizen, resident in Norway.

Gunnar Lemvik,

Mr. Lemvik has been the Vice-President for Human Resources and Merger Integration for Archer Management AS since January 2009. Mr. Lemvik started working for Archer Management AS in January 2009. He has more than 15 years of experience in senior HR roles for different international companies, the five last years in the oil and gas industry. He has served as an officer in the Norwegian armed forces and has a degree in law with specialization in labour and company law from the University of Oslo awarded in 1993. Mr. Lemvik is a Norwegian citizen, resident in Norway.

Gunnar Andersen,
Mr. Andersen serves as Vice-President for Technology Development for Archer Management AS. Mr. Andersen worked for Bennex Services AS as a project engineer prior to starting a 16-year career at Statoil, where he held various positions such as senior advisor for well solutions and productivity. In 2001 he left Statoil and founded Petroleum Technology Group AS and TecWel AS. Mr. Andersen has four majors, one in mechanical engineering, one in marine technology, one in petroleum engineering and one in economics, all from university colleges in Norway. Mr Andersen is a Norwegian citizen and resident in Norway.

7.3	Conflict of interests

Mr. Tor Olav Trøim and Mrs. Kate Blankenship hold positions with Seadrill or Seadrill affiliated companies and have beneficial interests in Seadrill shares and/ or options. Accordingly conflict of interests’ situations might arise if the Company’s business relation with Seadrill is discussed by the Board. The Company’s ongoing business relations with Seadrill are limited and decreasing. Please refer to Section 8.3 for a description of these. Apart from this no potential conflict of interest between the executive management team’s and the Directors’ duties to the Company and their private interests and/or other duties have been identified. Should conflict of interests’ situations arise, such will be handled in accordance with Bermuda law and the Company’s Bye-laws. Please refer to Section 11.9 in this respect.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the executive management team or a Director has been selected.

7.4	General

During the last five years preceding the date of this Prospectus, no Director or member of the executive management team has been subject to any convictions in relation to indictable offences or convictions in relation to fraudulent offences, nor has any Director or member of the executive management team received any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) or ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company. No Director or member of the executive management team has been declared bankrupt or been associated with any bankruptcy, receivership or liquidation in his capacity as a founder, director or senior manager of a company except for Gunnar Andresen. Gunnar Andresen was the chairman of the board of dirctors of Petroleum Technology Group AS and Oil Flow Technology AS when both companies were liquidated. As a consequence of these events, Andresen was not subject to any official incrimination, sanctions or disqualifications as described above.

7.5	Directorships and positions

Over the five years preceding the date of this Prospectus, Directors and members of the executive management team hold or have held the following directorships and leading positions (apart from their directorships and leading positions within the Group). For directorships the denominations “C” and “BM” states the position as either chairman of the board (“C”), vice chairman of the board (“VC”) or ordinary Board member (“BM”) in the relevant companies.

The Board:	Current directorships/positions	Previous directorships/positions (last 5 years)
Saad Bargach

Directorships:
Artificial Lift Company (C)
TGT Oil and Gas Services (C)
Gas2 Limited (BM)
Tiway Oil (BM)
Expert Petroleum (BM)
DHS Oil (BM)
OilSERV (BM)
Tercel Oilfield Products (BM)
Xtreme Oil Drilling (BM)
American Productivity and Quality Center (BM)

Position:
None

Directorships: ITS Energy Services (BM) Position: Lime Rock Partners (managing director) Schlumberger Inc. (chief information officer)
Fredrik Halvorsen Tor Olav Trøim	Directorships: Deeps Sea Supply Plc (BM) Position: Frontline Corporate Services Ltd. Directorships: Golar LNG Energy Limited (VC) Seadrill Limited (VC) Aktiv Kapital ASA (BM)
Directorships:
Tandberg Telecom AS (C),
SVP Cisco Systems (DM),

Position:
Tandberg ASA (chief executive officer)

Directorships:
Frontline Limited (BM)
Knightsbridge Tankers Limited (BM)
Ship Finance International Limited (BM)

	Independent Tankers Corp Limited (C) Golden Ocean Group Limited (BM) Marine Harvest ASA (Alternate Director)	Golar LNG Limited Sealift Ltd. (CM)
Cecilie Fredriksen
Directorships:
Frontline Limited (BM)
Marine Harvest ASA (BM)
Aktiv Kapital ASA (BM)
Golden Ocean Group Limited (BM)
Ship Finance International Ltd (BM)
Northern Offshore Ltd. (BM)

Positions:
Frontline Corporate Services (portfolio manager)

Directorships: None Positions: None
Kate Blankenship
Directorships:
Frontline Limited (BM)
Golar LNG Limited (BM)
Golar LNG Energy Limited (BM)
Golar LNG Partners (BM)
Independent Tankers Corp Limited (BM)
Seadrill Limited (BM)
Ship Finance International Ltd. (BM)
Golden Ocean Group Limited (BM)

Positions:
None

Directorships:
Sea Production Limited (BM)
Sealift Ltd. (BM)

Positions:
Knightsbridge Tankers Limited (CFO)
Ship Finance International Ltd. (CAO)
Golden Ocean Group Limited (CAO)
Golar LNG Limited (CAO)

Giovanni Dell' Orto	Directorships: Energy Developments and Investments Corporation (BM) Gas Plus S.p.a. (BM) Position: None	Directorships: Saipem (C) Agip (BM) Snam (BM) Position: Saipem (chief executive officer)
John Reynolds Alejandro P. Bulgheroni
Directorships:
Tesco Corporation (BM)
EnerMech Ltd. (BM)
Revelation Energy Holdings LLC (BM)
Tercel Oilfield Products (BM)
VEDCO Holdings Inc. (BM)

Position:
Lime Rock Partners (managing director)

Directorships:
Associated Petroleum Investors Ltd (C)
Global Oilfield Holdings Ltd (C)
Pan American Energy LLC (C of management committee)
Beusa Holdings Inc. (C)
Ren Acquisition Inc (C)
Ren Real Estate Holdings Inc. (C)
Becana Holdings Corporation (C)
Bridas Corporation (BM)
Bridas Energy Holdings Ltd (BM)
Nuevo Manantial S.A. (BM)
Samconsult S.A. (BM)
Agroland S.A. (BM)

Directorships:
Hercules Offshore Inc. (BM)
Eastern Drilling ASA (BM)
IPEC Ltd. (BM)
Noble Rochford Drilling Ltd. (BM)
Patriot Drilling (BM)
Roxar ASA (BM)
Sensa Ltd. (BM)
Torch Offshore Inc. (BM)

Position:
None

Directorships:
Beusa Energy, Inc. (C)

Position:
None

Bodega Vistalba S.A. (BM)

Position:
Associated Petroleum Investors Ltd (president and chief executive officer)
Global Oilfield Holdings Ltd (president)
Beusa Holding Inc. (president)
Samconsult S.A. (vice-president and chief executive officer)
Nuevo Manantial S.A. (president and chief executive officer)
Agroland S.A. (president and chief executive officer)
Argentine Chamber of Hydrocarbons Producers (vice-president)
Argentine-Uruguayan Chamber of Commerce (vice-president )
Petroleum and Gas Argentine Institute (member) Society of Petroleum Engineers–USA (member)
Buenos Aires Stock Exchange (counselor)
Latin America Conservation Council (member)
Argentine Business Council for Sustainable Development (counselor )
Educando Foundation (vice-president)
Bridas Corporation (executive vice-precident)
Bridas Energy Holdings Ltd (executive vice-president)
Bodega Vistalba S.A. (vice-president)

Executive management team	Current positions/directorships	Previous directorships/positions (last 5 years)
Jørgen Peter Rasmussen

Directorships:
Fourclover Invest Norge AS (BM)
Fourclover APS (DK) (C)
Jorgen Rasmussen Global Invest AS (BM)
Falck Nutec AS (BM)
VOIP factory a.s

Position:
Jorgen Rasmussen Global Invest AS (general manager)
Fourclover Invest Norge AS (general manager)
Directorships: Vyke Limited, 2008-2010 (BM, C) Position: Schlumberger Oilfield Services (vice-president) Atos Origin Nordic (chief executive officer)
Thorleif Egeli	Position: None Directorships: None	Positions: Schlumberger (vice-president marketing North America) Schlumberger (marketing manager) Directorships: Schlumberger Information Technology Services Norge AS (BM) Schlumberger Norge AS (BM)
Max L. Bouthillette	Position: None	Positions: BJ Services Company (Chief compliance officer and associate general counsel)
Lars Bethuelsen	Position:	Positions:

	None Directorships: None	Seadrill Management AS/Smedvig ASA (commercial manager) Smedvig ASA (finance manager) Directorships: None Directorships: None
Christoph Bausch	Position: None Directorships: None	Positions: Transocean (global director finance), Schlumberger Inc. (controller research, engineering, manufacturing) Directorships: Absolute Completions Technologies
Gunnar Lemvik	Position: None Directorships: None	Positions: Acergy (HR director) Directorships: None
Gunnar Andersen	Position: Gantech AS (C) Norali AS (C) Directorships: Gantech AS (president and chief executive officer) Norali AS (president and chief executive officer)
Positions:
Petroleum Technology Group AS (president and chief executive officer)

Directorships:
Petroleum Technology Group AS (C)
Oil Flow Technology AS (C)
Marlin AS (C)
ByiByen AS (BM)
Sandaband AS (BM)

7.6	Remuneration and benefits

Compensation for the Company’s Directors is generally determined by the affirmative vote of a majority of its shareholders. However, any Director who, by request, goes or resides abroad for any purposes related to the Company or who performs services which, in the opinion of the Board, go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine.

The table below sets forth remuneration paid to the Directors, executive management team and other key personnel for the year ended December 31, 2010.

	Year ended December 31, 2010
	Directors fee, salary and bonus payment	Income from exercised options	Total
	(USD in thousands)
Board of Directors	456.2	-	456.2
Chief Executive Officer of Archer Management AS	579.3	-	579.3
Other key personnel (1)	861.1	285.2	1,146.3
Total	1,896.7	285.2	2,181.9
(1)
Other key personnel consists of the Chief Financial Officer—Archer Management AS, Director Human Resources—Archer Management AS and Executive Vice President and General Counsel Archer Management LLC (US).

The total amount of compensation accrued by the Directors and the members of the executive management team was USD 2.2 million in 2010 compared to USD 1.6 million in 2009 and USD 1.8 million in 2008. In addition, in 2010, the Company paid premiums totaling USD 41,477 in respect of pension arrangements for certain members of the executive managementteam. The Chief Executive Officer of Archer Management AS has a bonus arrangement based on achieving specific targets. The maximum amount of the bonus is limited to 50% of the CEO’s annual salary. Other key personnel in the Archer Group have similar bonus arrangements with various limits.

Pursuant to their employment contracts, if they resign at the request of the company in which they are employed: Mr. Rasmussen, Mr. Bausch, Mr. Egeli, and Mr. Bouthillette will each receive compensation equal to 24 months' salary and other compensation benefits which will vary per employee; Mr. Bethuelsen will receive compensation equal to 18 months' salary and other compensation benefits; and Mr. Lemvik will receive compensation equal to 12 months' salary and other compensation benefits. Except for the above named executive managers, there are no members of the executive management team or Directors that have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

For a description of the options granted and held by the members of the Board and members of the executive management team, please refer to Section 7.8 below.

7.7	Pension scheme

As per December 31, 2010, the total amounts set aside or accrued by Archer or its subsidiaries to provide pension, retirement or similar benefits were USD 0.465 million.

Pension schemes in the Archer Group are defined contribution schemes in line with geographical and regular market terms in the different countries of operations, please see Section 13.3 for the notes to the Financial Report for 2008, 2009 and 2010.

7.8           Shareholdings and options

The following table sets forth the holdings of shares and share options of the Directors and the executive management team as of June 30, 2011.

	Shares	Options granted under the 2007 option program and outstanding	Options granted under the 2009 option program and outstanding	Options granted under the 2010 option program and outstanding	Options granted under the 2011 option program and outstanding	Total number of options outstanding and shares
Tor Olav Trøim	200,000	50,000	50,000	-	-	300,000
Kate Blankenship	30,000	50,000	50,000	-	-	130,000
Cecilie Fredriksen	-	-	50,000	-	-	50,000
Fredrik Halvorsen	-	-	-	-	-	-
Jørgen P. Rasmussen	223,000	725,000	200,000	-	800,000	1,948,000
Giovanni Dell' Orto	14,375	-	-	-	-	14,375
John Reynolds *	-	-	-	-	-	-
Saad Bargach*	-	-	-	-	-	-
Alejandro P. Bulgheroni**	40,848	-	-	-	-	40,848
Thorleif Egeli	31,500	-	500,000	-	500,000	1,031,500
Max L. Bouthillette	-	-	-	150,000	400,000	550,000
Christoph Bausch	10,000	-	-	-	400,000	410,000
Lars Bethuelsen	30,000	435,000	100,000	-	195,000	760,000
Gunnar Lemvik	-	-	250,000	-	100,000	350,000
Gunnar Andersen	-	-	-	-	-	-
Total	579,723	1,260,000	1,200,000	150,000	2,395,000	5,584,723
*John Reynolds and Saad Bargach are affiliated with Lime Rock Partners which holds 45,101,867 shares in Archer.
**Alejandro P. Bulgheroni holds 40,848 shares privately and is affiliated with Global Oilfield Holdings Ltd. and Associated Petroleum Investors Ltd. which respectively hold 2,668,000 and 9,701,015 shares in Archer.

For a description of the Company’s stock option plan, including information on the exercise price, please refer to Section 11.8 below.

7.9	Loans and guarantees

The Company has not granted any loans, guarantees or other commitments to its Directors or to the executive management team. There are no unusual agreements regarding extraordinary bonuses to any Director.

7.10	Corporate governance

7.10.1	Audit committee

The Company’s audit committee, which is comprised of two Directors, Kate Blankenship and John Reynolds, is responsible for ensuring that Archer has an independent and effective internal and external audit system. The audit committee supports the Board in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and to maintaining appropriate relationships with the Company’s auditors. The audit committee charter details the terms of reference for the audit committee. The Company’s auditor meets the audit committee annually regarding the preparation of the annual accounts and also to present their report on the internal control procedures. The audit committee holds separate discussions with the Company’s external auditor on a quarterly basis without the executive management team being present. The scope, resources, and the level of fees proposed by the external auditor in relation to Archer’s audit are approved by the audit committee.

The audit committee recognizes that it is occasionally in the interests of the Company to engage its auditor to undertake certain non-audit assignments. Appointment of the auditor for audit services is approved at the Company’s annual general meeting, where as the board also are given authority to approve the fees paid to the auditor.

7.10.2	Corporate governance requirements

As a company incorporated in Bermuda, the Company is subject to Bermuda laws and regulations with respect to corporate governance. Bermuda corporate law is based on English law. In addition, the Company’s listing on the Oslo Børs subjects it to certain aspects of Norwegian securities law, which include an obligation to report on the Company’s compliance with the Norwegian Code of Practice for Corporate Governance (the “Code”) in its annual report on a comply or explain basis.

The Company is committed to ensuring that high standards of corporate governance are maintained and supports the principles set out in the Code.

It is the opinion of the Board that Archer in all material respects complies with the Code, subject to the following exceptions:

1.
The Board’s mandate to increase the Company’s issued share capital is limited to the extent of its authorized but not issued share capital at any time and is not restricted to specific purposes. The authorized capital of the Company is currently USD 1,200,000,000, divided into 600,000,000 shares of a par value of USD 2.00 each, of which 366,169,002 shares were issued, fully paid and outstanding at the date of this Prospectus.

2.
The appointment of a nomination committee and a remuneration committee is not a requirement under Bermuda law. The Company has so far not seen sufficient reason to appoint such committees. However, prior to proposing candidates to the annual general meeting for election to the Board, the Board seeks to consult with the Company’s major shareholders. The Board further endeavours to ensure that it is constituted by Directors with a varied background and with the expertise and capacity required by the Company's business.

3.
Directors serving on the Board are encouraged to hold shares in the Company as the Board believes it establishes a common financial interest between the Directors and the shareholders of the Company. Furthermore, and for the same reasons, the Directors have been granted options in the Company as set out under Section 7.8 above.

4.
The Company’s Bye-laws permit the Board to grant share options to employees, including to the executive management team, without requiring that the general meeting be presented with the volume or other terms and conditions of such scheme. A total of 4,755,000 share options have been granted to the executive management team since October 1, 2007.

5.
In situations where it is considered beneficial for the Company that any of its Directors, by request, goes or resides abroad for any purposes related to the Company or perform services which go beyond the ordinary duties of a Director, e.g. in situations where the Director has special expertise, the Director may be paid extra remuneration for such services (whether by way of salary, commission, participation in profits or otherwise). In accordance with the Code, such matters would be approved by the Board and all Directors would be kept informed.

6.	The Company’s Bye-laws permit general meetings being summoned with only 7 days notice.

7.	Pursuant to the Company’s memorandum of association the objects for which the Company was formed and incorporated are unrestricted.

8.	The Board will consider and determine on a case by case by case basis whether independent third party evaluations are required if entering into agreements with close associates.

9.	At present the chairman of the Board has been elected by the Board and not by the shareholders as recommended in the Code. This is in compliance with normal procedures under Bermuda law.

10.	There is no requirement in Bermuda law for the Board to prepare guidelines for its own work or the executive management and the Board has so far not seen sufficient reason to do so.

The Board annually sets a plan for its work in December for the following year which includes a review of strategy, objectives and their implementation, the review and approval of the annual budget and review and monitoring of the Company’s current year financial performance. The Board will meet in person approximately four times a year, with further meetings being held by telephone conference as required to react to operational or strategic changes in the market and company circumstances.

The Company’s management functions are performed by management companies within Archer under the terms of the General Management Agreement, c.f. Section [7.2.1].

The Board receives appropriate, precise and timely information on the operations and financial performance of the Company from the executive managementteam, which is imperative for the Board to perform its duties.

The Board has established an audit committee, which has formal terms of reference approved by the Board. Matters are delegated to committees as appropriate.

The Company’s Board acknowledges its responsibility for the Company’s system of internal control and for reviewing its effectiveness. The Company’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Company adopts internal controls appropriate to its business and culture. The key components of the Company’s system of internal control are described below.

The Company has in place clearly defined lines of responsibility and limits of delegated authority. Comprehensive procedures provide for the appraisal, approval, control and review of expenditures. The executive management team meets with the regional and global vice-presidents on a regular basis to discuss particular issues affecting each region and business unit, including their key risks, health and safety statistics and legal and financial matters. Archer maintains a comprehensive annual planning and management reporting system and a detailed annual budget is prepared in advance of each year and supplemented by revised forecasts during the course of the year. In addition, a five-year strategic plan is updated annually. Actual financial results are reported monthly and compared to budget, revised forecasts and prior year results. The Board reviews and approves all reports on projected and actual financial performance.

The Board derives further assurance from the reports from the audit committee, which has been delegated responsibility to review the effectiveness of the internal financial control systems and is assisted by the internal auditor and external auditors where appropriate. The performance of the Board is constantly monitored and reviewed to ensure the composition and the way in which the Directors function, both individually and as a collegiate body, is effective and efficient.

8           LEGAL AND CONTRACTUAL MATTERS

8.1	Legal and arbitration proceedings

From time to time, the Company and its subsidiaries are involved in litigations, disputes and other legal proceedings arising in the normal course of their business.

The case of Cudd Pressure Control, Inc. vs. Great White Pressure Control, LLC, et al, one of the Company’s subsidiaries, is pending in Texas state district court. The plaintiff, Cudd, alleges several causes of action relating to a defendant’s employment of former Cudd employees and seeks damages of up to USD 26.5 million. Litigation is inherently uncertain and with the case is in its initial stages, management cannot determine the amount of loss, if any, that might result.

Other than this, neither the Company nor any other company within the Archer Group are involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) in the 12 months prior to the date of this Prospectus which may have, or have had in the recent past, significant effects on the Company’s or the Archer Group’s financial position or profitability.

8.2	Material contracts

Other than the merger agreement with ALY, the agreement to acquire Universal Wireline and the agreement to acquire Great White as further described under Section 6.2.2 and the agreements entered into in the ordinary course of business, no material contract has been entered into by Archer or any of its subsidiaries for the two years immediately preceding the date of this Prospectus, and other than agreements entered into in the ordinary course of business no contract containing obligations or entitlements that are, or may be, material to Archer as of the date of this Prospectus has been entered into by Archer or any of its subsidiaries.

8.3	Related party transactions

8.3.1	Former debt to Seadrill which has been repaid by the Company

On August 17, 2010, the full amount of the loan and accrued interest together with short-term indebtedness owed to Seadrill aggregating to NOK 831.5 million were repaid in connection with the private placement in August 2010. As part of this transaction, NOK 802.1 million of the debt was extinguished in exchange for 34.9 million shares of Archer’s common stock with the remainder owed (NOK 29.5 million) to Seadrill repaid with a portion of the cash proceeds of the private placement. The balance of the subordinated loan with Seadrill as of June 30, 2010 was NOK 632.7 million. Current liabilities stated in the balance sheet related to short-term loans from Seadrill, was NOK 193.5 million (June 30, 2010) compared to NOK 195.7 (June 30, 2009) and NOK 191.1 million (December 31, 2009) compared to NOK 170.8 million (December 31, 2008).

8.3.2	Management fee

Seadrill controlled 52.26% of Archer as of November 24, 2010. Seadrill Management AS, a company within the Seadrill group, charged Archer a fee of NOK 1.8 million for providing management support and administrative services in the for the period from January 1, 2010 until September 30, 2010, compared to a fee of NOK 5.5 million for the six months ended June 30, 2009. In 2009, Seadrill Management AS charged Archer a fee of NOK 11.3 million, compared to NOK 33.0 million in 2008. Frontline Management (Bermuda) Ltd, charged Archer a fee of NOK 0.7 million for providing management support and administrative services for the period from January 1, 2010 until September 30, 2010, compared to no payments during the six months ended June 30, 2009. For the year ended December 31, 2009, Archer paid Frontline Management (Bermuda) Ltd. NOK 0.8 million for management support and administrative services, compared to no payments in 2008.

8.3.3	Performance guarantees

There are historical performance guarantees issued by Seadrill for the obligations of entities in the Archer Group outstanding as set out below:

•	NOK 75,000,000 performance guarantee in favor of Statoil ASA dated 24 August 2004.
•	NOK 33,000,000 performance guarantee in favor of ConocoPhillips Skandianvia AS effective from 18 January 2010.
•	NOK 33,000,000 performance guarantee in favor of ConocoPhillips Skandianvia AS effective from January 1, 2010.

These performance guarantees have been issued as a consequence of Archer having been a subsidiary of Seadrill.

9           SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated financial information of Archer for the years ended December 31, 2010, 2009 and 2008 have been derived from Archer’s audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and related notes thereto included in this prospectus by reference in Section 13.3, which have been audited by PricewaterhouseCoopers AS. The following selected historical consolidated financial data of Archer for the three month and six month period ended June 30, 2011 and 2010 have been derived from Archer’s unaudited interim consolidated financial statements and related notes thereto included in this prospectus by reference in Section 13.3. In the opinion of Archer’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations at the dates and for the periods indicated. Results of operations for interim periods are not necessarily indicative of the results expected for a full year or for future periods. This information is only a summary and you should read this selected historical consolidated financial data together with Section 10 “Operating and Financial Review and Prospects of Archer,” and Archer’s unaudited and audited consolidated financial statements and notes thereto, included in this prospectus by reference in Section 13.3.

9.1.1	Summary of the consolidated financial statements for the Company

Until December 31, 2010 Archer (reporting as Seawell) historically presented its consolidated financial statements in NOK. These historical financial statements are incorporated by reference in Section 13.3 in this Prospectus. For inclusion in the tables below above, the historic audited financial statements or Seawell have been converted to USD. The income and cash flow statements have been translated by applying average quarterly exchange rates to figures reported in the quarterly earnings releases, filed with Oslo Børs. Assets and liabilities have been converted at exchange rates prevailing at the balance sheet dates. The cumulative components of stockholders equity as at December 31, 2010 have been converted at the exchange rate for that date.

Prior period cumulative balances for stockholders equity have been calculated by translating period movements and the average rate for the relevant period, or using a spot rate for material, identifiable individual transactions.

The following tale lists exchange rates applied to Seawell’s historical NOK financial statements. Rates for NOK -USD.

Period	Period end date	Average rate for period	Rate at period end date
	December 31, 2007		5.3868
Three months	March 31, 2008	5.2948	5.0623
Three months	June 30, 2008	5.0678	5.0448
Three months	September 30, 2008	5.3464	5.7865
Three months	December 31, 2008	6.7775	7.0000
Year	December 31, 2008	5.5216	7.0000
Three months	March 31, 2009	6.8519	6.6589
Three months	June 30, 2009	6.4807	6.3809
Three months	September 30, 2009	6.1035	5.8077
Three months	December 31, 2009	5.6647	5.7639
Year	December 31, 2009	6.2752	5.7639
Three months	March 31, 2010	5.8396	5.9794
Three months	June 30, 2010	6.2059	6.4642
Three months	September 30, 2010	6.1532	5.8551
Three months	December 31, 2010	5.9109	5.8679
Year	December 31, 2010	6.0274	5.8679

9.1.2           Summary of the consolidated financial statements of operations

The figures below are extracted from the Company’s US GAAP audited consolidated financial statements for 2008, 2009 and 2010 converted to USD.

Archer	Years Ended December 31,
(USD in millions, except per share data and ratios)	2008	2009	2010
Statement of Operations Data:
Operating revenues:
Operating revenues	533.8	495.0	612.0
Reimbursables	107.5	114.3	106.7
Total operating revenues	641.3	609.3	718.7

Operating expenses:
Operating expenses	451.0	404.9	504.3
Reimbursables expenses	104.4	109.4	102.7
Depreciation and amortization	18.8	21.2	22.6
Impairment of brand name	-	-	-
General and administrative expenses	12.8	16.4	25.2
Total operating expenses	587.0	551.9	654.8

Operating income	54.3	57.4	63.9

Financial items:
Interest income	4.6	0.9	1.5
Interest expenses	(26.4)	(15.2)	(22.2)
Other financial items	(6.1)	(5.8)	(15.6)
Total financial items	(27.9)	(20.1)	(36.3)

Income before income taxes	26.4	37.3	27.6
Income taxes	(4.7)	(9.6)	(15.3)
Net income	21.7	27.7	12.3

Net income attributable to the parent	22.4	28.0	12.4
Net income attributable to the non-controlling interest	(0.7)	(0.3)	(0.1)

Basic earnings /per share	USD 0.20	USD 0.25	USD 0.08
Diluted earnings / per share	USD 0.20	USD 0.25	USD 0.08
Weighted average number of common shares outstanding: (Millions)
Basic	107.2	110.0	152.0
Diluted	107.2	110.6	155.9

Interest coverage ratio	2.1	3.8	2.9

The Company has not paid any dividends in 2008, 2009 nor 2010.

The figures below are extracted from the Company’s interim US GAAP unaudited consolidated financial statements for the three-and six month period ended June 30, 2011 and June 30, 2010.

Archer	Three Months ended June 30,		Six Months ended June 30,
(USD in millions, except per share data and ratios)	2010	2011	2010	2011
Statement of Operations Data:
Operating revenues:
Operating revenues	145.6	433.9	285.4	701.2
Reimbursables	23.6	26.0	45.7	51.9
Total operating revenues	169.2	459.9	331.1	753.1

Operating expenses:
Operating expenses	118.5	351.6	232.5	566.4
Reimbursables expenses	23.0	22.9	44.6	48.0
Depreciation and amortization	5.5	37.3	11.2	56.6
Impairment of brand name	-	-	-	5.1
General and administrative expenses	3.8	16.6	8.9	39.0
Total operating expenses	150.5	428.4	297.2	715.1

Operating income	18.7	31.5	34.0	38.0

Financial items:
Interest income	0.2	1.5	0.4	2.0
Interest expenses	(3.9)	(12.9)	(7.9)	(20.0)
Other financial items	4.6	(12.3)	3.2	(24.1)
Total financial items	0.9	(23.7)	(4.3)	(42.1)

Income before income taxes	19.6	7.8	29.7	(4.1)
Income taxes	(6.0)	(6.5)	(8.4)	(6.7)
Net income	13.6	1.3	21.3	(10.8)

Net income attributable to the parent	13.6	1.3	21.3	(10.8)
Net income attributable to the non-controlling interest	0.0	0.0	-

Basic earnings /(loss) per share	0.12	0.00	0.19	(0.04)
Diluted earnings /(loss) per share	0.12	0.00	0.18	(0.04)
Weighted average number of common shares outstanding: (Millions)
Basic	110.0	294.2	110.0	294.2
Diluted	110.6	298.5	110.6	298.5

Interest coverage ratio	4.8	2.4	4.3	1.9

9.1.3           Summary of the consolidated financial balance sheet

The below figures are extracted from the Company’s US GAAP consolidated audited balance sheets as of December 31, 2009 and 2010 and the Company’s interim unaudited US GAAP consolidated balance sheets as of June 30, 2011 converted to USD.

Consolidated Balance Sheet (USD in millions)	31 December 2008 Consolidated	31 December 2009 Consolidated	31 December 2010 Consolidated
ASSETS
Current assets
Cash and cash equivalents	32.0	41.1	174.4
Restricted cash (note 5)	9.2	9.0	12.2
Accounts receivables	81.7	95.5	151.6
Other current assets	46.5	33.1	64.5
Total current assets	169.4	178.7	402.7
Non-current assets
Drilling equipment and other fixed assets	44.9	70.2	110.9
Asset under construction	22.9	29.0	31.4
Deferred income tax asset	2.7	1.6	5.4
Other intangible assets	22.7	23.5	58.6
Goodwill	229.3	275.8	356,4
Deferred charges	0.6	0.6	9.9
Total non-current assets	323.1	400.8	572.6
Total assets	492.5	579.4	975.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long term debt	31.2	45.2	1.9
Other current liabilities	113.7	88.4	162.9
Amounts due to parent	0.0	33.2	0.0
Total current liabilities	145.0	166.8	164.8

Non-current liabilities
Subordinated loan from parent	0.0	106.5	0.0
Long-term interest bearing debt	259.8	171.4	192.4
Deferred tax liability	0.0	0.0	12.8
Other non-current liabilities	32.3	26.0	47.4
Total non current liabilities	292.1	303.8	252.6

Shareholders' equity
Common shares of par value USD 2.00 per share:
600,000,000 shares authorized
225,400,050 outstanding at 31 December 2010 (31 December 2009: 110,000,050) (31 December 2008: 110,000,050)	220.0	220.0	450.8
Additional paid in capital	30.1	31.3	219.4
Retained earnings	28.8	56.8	69.2
Accumulated other comprehensive income	(18.5)	5.7	23.6
Contributed deficit	(205.1)	(205.1)	(205.1)
Non-controlling interest	0.1	0.1	0.0
Total shareholders' equity	55.4	108.8	557.9
Total liabilities and shareholders' equity	492.5	579.4	975.3

Total debt/equity	7.9	4.3	0.7

Consolidated Balance Sheet (USD in millions)	30 June 2010 Consolidated	30 June 2011 Consolidated
ASSETS
Current assets
Cash and cash equivalents	37.8	42.9
Restricted cash (note 5)	11.0	18.6
Accounts receivables	105.8	352.7
Other current assets	29.5	125.9
Total current assets	184.1	540.1
Non-current assets
Drilling equipment and other fixed assets	62.6	765.7
Asset under construction	26.6	83.1
Deferred income tax asset	0.0	9.0
Other intangible assets	29.9	148.9
Goodwill	251.0	658.3
Deferred charges	0.4	15.8
Total non-current assets	370.4	1680.8
Total assets	554.5	2200.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long term debt	40.3	8.7
Other current liabilities	124.6	288.6
Amounts due to parent	0.0	0.0
Total current liabilities	164.9	297.3

Non-current liabilities
Subordinated loan from parent	97.9	0.0
Long-term interest bearing debt	151.4	664,7
Deferred tax liability	1.3	32.3
Other non-current liabilities	25.1	50.2
Total non current liabilities	275.6	747.2

Shareholders' equity
Common shares of par value USD 2.00 per share:
600,000,000 shares authorize
323,444,002 outstanding at June 30, 2011 (30 June 2010: 110,000,050)	220.0	646.8
Additional paid in capital	31.3	609.2
Retained earnings	78.0	58.4
Accumulated other comprehensive income	(10.2)	67.0
Contributed deficit	(205.1)	(205.1)
Non-controlling interest	0.0	0.1
Total shareholders' equity	114.0	1176.4
Total liabilities and shareholders' equity	554.6	2220.9

Total debt/equity	3.9	0.9

9.1.4           Summary of the consolidated financial statements of cash flow

Set out below is the audited consolidated statement of cash flows for the Company for the three years ended 31 December 2008, 2009 and 2010 and the unaudited consolidated statement of cash flows for the six months ended 30 June 2010 and 2011 converted to USD:

Archer	Years Ended December 31,			Six Months ended June 30,
(USD in millions)	2008	2009	2010	2010	2011
Cash flow Data:
Net cash provided by / (used in) operating activities	74.2	61.0	56.7	22.2	(6.0)
Net cash (used in) investing activities	(196.6)	(26.8)	(190.5)	(20.8)	(68.5)
Net cash provided by / (used in) financing activities	152.3	(30.9)	270.4	0.1	(57.0)

Effect of exchange rates on cash and cash equivalents	(22.5)	5.7	(6.0)	4.8	1.9
Net increase (decrease in cash and cash equivalents	7.5	(9.0)	130.6	(3.3)	(131.5)

Cash and cash equivalents at the end of the period	32.0	41.0	174.5	37.8	42.9

The table below present’s proforma adjusted EBITDA of Archer for the period ended June 30, 2011, June 30 2010 and for the entire year of 2010 ended December 31, 2010 converted to USD:

Other Financial Data	Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(In USD million)	2011	2010	2010
Adjusted EBITDA (unaudited)(1)	136.5	61.4	200.8

(1) Adjusted EBITDA consists of net income (loss) attributable to the equity holders of Archer Limited before interest expense, income taxes (benefit), depreciation and amortization, income attributable to non-controlling interest in variable interest entities, or VIEs, impairment of goodwill and intangible assets, merger related costs and stock based compensation Adjusted EBITDA is a non-GAAP financial measure.

9.1.5           Summary of the consolidated financial statements of changes in shareholders equity

Set out below is the unaudited consolidated statement of changes in shareholders’ equity for the Company for the three years ended 31 December 2008, 2009 and 2010, and the unaudited consolidated statement of changes in shareholders’ equity for the Company for the six months ended 30 June 2010 converted to USD:

Consolidated Statement of Changes in Shareholders’ Equity 2008-2010 (In millions of USD)	Share capital	Addit. paid in capital	Accum. other compre-hensive income	Retained earnings	Contributed Deficit		Non- Controlling interest	Total share- holders' equity
Consolidated Balance at 31 December 2007	200.0	9.8	5.0	6.5	(205.1	) (1)	0.9	17.0
Issued shares April 2008, net of issuance cost of NOK 3.4 million	20.0	18.3						38.3
Translation adjustment			(22.3)					(22.3)
Pension - unrecognized gain (loss)			(1.2)					(1.2)
Options issued		1.9						1.9
Net income				22.4			(0.6)	21.8
Consolidated Balance at 31 December 2008	220.0	30.0	(18.6)	28.9	(205.1)		0.3	55.4

Translation adjustment			16.5					16.5
Interest swap gain (loss)			(0.4)					(0.4)
Pension - unrecognized gain (loss)			8.0					8.0
Options issued		1.2						1.2
Share issue							0.2	0.2
Net income				28.0			(0.3)	27.7
Consolidated Balance at December 31.2009	220.0	31.2	5.6	56.9	(205.1)		0.2	108.7

Private placement	230.8	189.8						420.6
Translation adjustment			30.0					30.0
Change in unrealized gain on interest rate swaps			(0.9)					(0.9)
Pension - unrecognized gain (loss)			(11.2)					(11.2)
Options issued		(1.6)						(1.6)
Share issue								0.0
Net income				12.3			(0.1)	12.2
Balance December 31, 2010	450.8	219.4	23.5	69.2	(205.1)		0.1	557.9

Issued shares at merger	194.1	388.8						582.9
Issued shares at option exercise	1.9	0.9						2.8
Employee stock options issued	-	0.1	2.3					2.4
Foreign exchange differences			40.2					40.2
Change in unrealized gain on interest rate swaps			1.0					1.0
Net income				(10.8)				(10.8)
Balance June 30, 2011	646.8	609.2	67.0	58.4	(205.1)		0.1	1,176.4

(1)	Other equity of USD 205.1 million represents the difference between consideration paid and net assets assumed on the acquisition of Seadrill Well Services division in 2007.

10           Operating and Financial Review and Prospects of Archer

The following discussion and analysis of Archer’s financial condition and results of operations should be read together with Archer’s consolidated financial statements, including the accompanying notes, included in this prospectus by reference in Section 13.3. Some of the information in the discussion and analysis set forth below and elsewhere in this prospectus includes forward-looking statements based on current expectations that involve risks and uncertainties. See Section 4 “Cautionary Statement Regarding Forward-Looking Statements” and Section 2 “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this prospectus.

10.1	Auditors

The Company’s auditor is PricewaterhouseCoopers AS, Forus Atrium, Vassbotnen 15, P. O. Box 8017, 4068 Stavanger, Norway. Signing partner, Gunnar Settebø, is a member of the Norwegian Institute of Public Accountants (“Den Norske Revisorforening”). PricewaterhouseCoopers has been the Company’s auditor since the Company’s incorporation.

PricewaterhouseCoopers AS has performed an audit of Archer’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 in accordance with the standards of the Public Company Accounting Oversight Board (United States). PricewaterhouseCoopers AS has not performed an audit on the second quarter and six months 2011 results and they are thus not audited.

PricewaterhouseCoopers LLP, 1 Embankment Place, London WC2N 6RH, United Kingdom, will take over as auditor for the Company with effect from the financial year ending on December 31, 2011.

The auditor's report for 2008 and 2009 included in this Prospectus by reference inSection 13.3, include the following statements: “the Seawelll Ltd. Group had not been operated as a separate entity prior to October, 1, 2007. These combined and consolidated financial statements are therefore not indicative of results that would have occurred if the Seawell Ltd Group had been separate stand-alone entity during the periods presented or of future results of the Seawell Ltd Group.”

10.2	Material factors affecting Archer’s results of operations

10.2.1	Business environment

The oilfield services industry is cyclical and volatile. Archer’s business depends on the level of activity in oil and gas production in offshore areas worldwide. Given that Archer’s customers are oil and gas companies, the strength of the market in which Archer operates is dependent on the level of exploration, development and production activities for oil and gas. The level of activity in the oilfield services industry and, consequently, its profitability are directly related to factors such as:

•	the prevailing prices of oil and gas,
•	expectations about future prices,
•	the cost of exploring for, producing and delivering oil and gas,
•	the sale and expiration dates of offshore leases,
•	the discovery rate of new oil and gas reserves,
•	local and international political and economic conditions,
•	technological advances,
•	the ability of oil and gas companies to generate funds for capital expenditures, and
•	the level of competition in the oilfield service sector.

10.2.2	Utilization of personnel and equipment

The majority of Archer’s contracts for the provision of drilling services and well services are day-rate contracts, the revenues of which depend on the utilization rate of Archer’s personnel and equipment. Archer does not generate revenue under these contracts unless its personnel and/or equipment are being utilized and the majority of these contracts do not require a minimum level of utilization by Archer’s customers.

10.2.3	Acquisitions

Archer has developed its current business through several strategic acquisitions. Some of these acquisitions have had a significant effect on Archer’s financial condition and results of operations since its inception. The Company has, since its incorporation, acquired several well specialist companies, including ALY, Great White, Gray Wireline, TecWel,

Archer Oil Tools (former Peak Well Solutions) and other complementary businesses, each with a deep heritage in delivering wells and improving well performance including:

Seadrill’s well service division

In October 2007, Seawell, acquired the shares in the entities comprising Seadrill’s Well Services division for total consideration of NOK 2,413.1 million. The following entities represented Seadrill’s Well Services division prior to its transfer to Seawell; Seawell AS, Seawell Consulting Resources Ltd (UK), Seawell (UK) Ltd, Seawell Offshore Denmark AS (DK) and Seawell Services Ltd (Hong Kong). These entities were acquired in a common control transaction between Archer and its parent company, Seadrill. The net assets acquired were settled through issuances of an equity stake in Archer of 80% and the proceeds of a subordinated loan of NOK 515 million. All Seawell named companies have in 2011 changed, or are in the process of changing name to Archer and are below in this section referred to as Archer.

Wellbore Solutions

In November 2007, Archer Norge AS completed the purchase of 33.7% of the shares in Wellbore Solutions AS, or Wellbore, a company developing equipment to be used in the oil service industry, for a purchase price of NOK 20 million. Simultaneously with the purchase, Wellbore issued shares to Archer for total consideration of NOK 5 million, increasing Archer’s ownership interest to 40.3%. Wellbore’s results have been consolidated from the date of acquisition as Archer is considered to have control over Wellbore through a shareholder agreement that gives Archer the power to vote 50.1% of Wellbore’s shares. In 2009, Archer increased its ownership in Wellbore to 42.6% at a cost of NOK 2.0 million.

Noble Corporation’s North Sea Platform Division

In April 2008, Archer purchased Noble Corporation’s North Sea Platform division by acquiring all shares in Noble Drilling UK Limited for a purchase price of approximately USD 51 million (approximately NOK 268.4 million). The acquisition included platform drilling contracts on 11 fixed installations covering five different fields on the UK continental shelf. The purchase closed on 1 April 2008 and the North Sea Platform division’s results of operations have been included in Archer’s consolidated financial statements from such date.

Archer Oil Tools AS

In May 2008, Archer acquired Peak Well Solutions AS for a purchase price of NOK 412.3 million, now renamed to Archer Oil Tools AS (“Oil Tools”). Oiltools has developed a range of cementing technology and tools to enhance safety and well integrity, from radically effective gas-tight stage tools, to more traditional casing accessories and bridge plugs for the global upstream offshore oil and gas industry. The purchase closed on May 1, 2008, and has been included in Archer’s consolidated financial statements from such date. In 2009, an adjustment of NOK 2.4 million to the purchase price of Peak Well Solutions AS was made, reducing the total purchase price to NOK 409.9 million.

Tecwel AS

In July 2008, Archer acquired Tecwel AS for a purchase price of NOK 172.7 million. Tecwel develops and manufactures proprietary high frequency ultrasound investigation tools and provides cased-hole services for production optimization and well integrity to the oil and gas industry worldwide. The purchase closed on July 1, 2008, and Tecwel’s results of operations have been included in Archer’s consolidated financial statements from such date.

Viking Intervention Technology AS

In May 2010, Archer acquired Viking Intervention Technology AS for consideration of NOK 50 million plus an earn-out of up to NOK 25 million. Viking Intervention Technology AS is a company developing an integrated carbon cable intervention system. The financials has been included in Archer’s consolidated financial statements from May 2010. Simultaneous with the purchase of Viking, C6 Technologies AS was established as a joint venture company between IKM and Archer. This J/V is the owner of Viking and managing the development of the carbon rod well intervention technology.

Rig Inspection Services

In August 2010 Archer acquired the shares in Rig Inspection Services. Rig Inspection Services “RIS” were acquired at a purchase price of SGD 7.5 million plus up to SGD 7.5 million through an earn-out mechanism based on financial performance over the next 2 years. RIS is an inspection services company, based in Singapore and Perth (Australia) and operating on a global basis. The financials has been included in Archer’s consolidated financial statements from August 2010. Archer offers specialized industry knowledge and experience with broad inspection expertise including Rig Acceptance & Safety Surveys, Rig Condition & Benchmark Surveys, Subsea & Surface Well Control Equipment Inspection and Oil Country Tubular Goods (OCTG) services.

Gray Wireline and Universal Wireline

In December 2010, Archer acquired Gray Wireline rom Centre Partners for 157.5 million on a debt and cash free basis, and in January 2011 acquired Universal Wireline from Patterson-UTI for USD 25.5 million on a debt and cash free basis. The financials has been included in Archer’s consolidated financial statements from December 16, 2010 and February 2011 respectively. Universal Wireline was merged with Gray Wireline. Gray Wireline was the largest independent cased hole wireline company in the U.S. Gray Wireline operates in 18 district locations providing access to 85% of all active U.S. drilling rigs and generates a balanced revenue stream from liquids and gas. Archer is a leading provider of a full range of cased-hole wireline services in the Permian basin and in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin. The combined companies commands one of the youngest fleets in the industry with a total of 136 wireline units and 6 offshore skids. Gray's 23 operating districts cover over 85% of all active U.S. drilling rigs and generate a balanced revenue stream from liquids and gas.

Allis-Chalmers

In February 2011, the merger between Allis-Chalmers Energy Inc. and Seawell Limited was completed. Allis-Chalmers is a Houston, Texas-based multifaceted oilfield service company that provides services and equipment to oil and natural gas exploration and production companies throughout the United States, including in Texas, Louisiana, Pennsylvania, Arkansas, West Virginia, Oklahoma, Colorado, and offshore in the Gulf of Mexico, and internationally, primarily in Argentina, Brazil, Bolivia and Mexico. Through the merger with Allis-Chalmers, Archer now provides land drilling, pulling and workover rigs and related services as well as directional drilling services, casing and tubing services, underbalanced drilling services and coiled tubing and production services and provide oilfield rental equipment, including drill pipe, tubing and blow-out prevention equipment. The financials has been included in Archer’s consolidated financial statements from March 2011.

Great White

In August 2011, Archer acquired Great White for USD 630 million on a cash and debt free basis. Great White provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracing and nitrogen services. Its operations are primarily focused on the U.S. onshore unconventional resource plays with locations in many of the prolific basins with strong drilling activity, primarily with a focus on oil and liquids. Great White's services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins. Great White operates 13 service centres strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archer's existing locations with minimal overlap and integration risk. Archer's new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City. The financials will be included in Archer’s consolidated financial statements from August 25 2011.

See Section 12 “Pro forma” which cover the acquisition of ALY, Great White and Gray Wirleine as described above.

10.2.4	Political, economical and other uncertainties

Archer's operations are subject to political, economic and other uncertainties. Archer’s foreign operations are often subject to uncertainties of such nature that are not encountered in domestic operations, such as arbitrary taxation policies, onerous customs restrictions, unstable currencies, exchange rate fluctuations and the risk of asset expropriation due to foreign sovereignty over operating areas. Many aspects of Archer’s operations are subject to governmental regulation in the areas of equipping and operating vessels, drilling practices and methods, and taxation. In addition many of the countries in which Archer operate have regulations relating to environmental protection and pollution control. Archer could become liable for damages resulting from pollution of offshore waters and may have to document financial responsibility in this regard.

Archer considers itself to be in compliance in all material respects with the health, safety and environmental regulations affecting its operations in the countries and jurisdictions in which Archer operates.

Regulatory compliance has not materially affected capital expenditures, earnings or competitive position to date, although such measures do increase costs of operations and may adversely affect operations. Further regulations may reasonably be anticipated, but any effects on Archer’s operations cannot be accurately predicted.

In addition to the domestic and foreign regulations that directly affect Archer’s operations, regulations associated with the production and transportation of oil and gas affect the operations of the Company’s customers and thereby could potentially impact demand for Archer’s services.

10.3	Application of critical accounting policies, estimates and judgments

Significant accounting policies are described in Note 2 to the consolidated financial statements, ass included by reference in Section 13.3. The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

10.4	Comments to the financial statements

The following discussion and analysis of Archer’s financial condition and results of operation refers to the three and six months period ended June 30, 2011 and 2010, and the annual periods ended December 31, 2008, 2009 and 2010, and should be read in conjunction with the financial statements incorporated by reference in Section 13.3.

10.4.1	Results of operations three months ended June 30, 2011 compared to three months ended June 30, 2010

Total operating revenues

Total operating revenues increased from USD 169.2 million in the three months ended June 30, 2010 to USD 459.9 million in the three months ended June 30, 2010, reflecting an increase of USD 218.7 million in total operating revenues for our Drilling Services segment, and a USD 72.0 million increase in total operating revenues in our Well Services segment, due to additional revenue contributed by ALY, Gray Wireline and Universal Wireline as well as a general increase in activity and rates.

Total operating expenses

Total operating expenses increased from USD 150.5 million for the three months ended June 30, 2010 to USD 428.4 million for the three months ended June 30, 2011, reflecting a USD 277.9 million increase in total operating expenses. The increase in operating expenses is mainly due to increased activity following the merger with ALY and the acquisition of Gray Wireline and Universal Wireline.

Total financial items

Interest income for the three months ended June 30, 2011was USD 1.5 million compared to USD 0.2 million for 2010. The increase in interest income reflects an increase in our consolidated cash balances.

Interest expenses increased from USD 3.9 million in the three months ended June 30, 2010 to USD 12.9 million in the three months ended June 30, 2011. The increase in interest expense was primarily due to the increased outstanding amount under the Credit Facility with the syndicate of banks and the coupon on the 2014 and 2017 notes that was included in the balance sheet following the ALY merger.

Income taxes

Income taxes for the three months ended June 30, 2011were USD 6.5 million compared to USD 6.0 million for the six months ending June 30, 2010. The effective tax rate increased from 30.6 % in the three months ended June 30, 2010 to 83.3% in the year ended December 31, 2010, principally reflecting an increase in net income in countries with higher corporate tax rates.

Share capital

A total of 442,798 fully paid shares have been issued during the second quarter in connection with option exercises. A total of 323,444,002 fully paid shares of par value USD 2.00 each were issued and outstanding as of June 30, 2011. In addition, a total of 12,397,239 options were outstanding as of June 30, 2011.

10.4.2	Results of operations six months ended June 30, 2011 compared to six months ended June 30, 2010

Total operating revenues

Archer’s revenue for the six months ended June 30, 2011 was at USD 753.1 million, an increase of 127.5% compared to USD 331.1 million for the six months ended June 30, 2010. Both operating segments reported increased revenue, with drilling services revenue reporting an increase of 110.7% to USD 576.6 million for the six months ended June 30, 2011 compared to USD 273.7 million for the six months ended June 30, 2010 due to additional revenue contributed by Allis Chalmers, higher rig rates in Argentina and Bolivia and increased utilization of our equipment and improved pricing. Revenue for well services increased 206.6% to USD 176.5 million for the six months ended June 30, 2011 compared to USD 57.6 million for the six months ended June, 2010 due to additional revenue contributed by Allis Chalmers, Gray Wireline and Universal Wireline and we also experienced solid growth in oil tools.

Total operating expenses

Total operating expenses increased from USD 297.2 million for the six months ended June 30, 2010 to USD 715.1 million for the six months ended June 30, 2011, reflecting a USD 417.9 million increase in total operating expenses.

The increase in operating expenses is mainly due to increased activity following the merger with ALY and the acquisition of Gray Wireline and Universal Wireline.

Total financial items

Interest income for the six months ended June 30, 2011 was USD 2.0 million compared to USD 0.4 million for 2010. The increase in interest income reflects an increase in our consolidated cash balances.

Interest expenses increased from USD 7.9 million in the six months ended June 30, 2010 to USD 20.0 million in the six months ended June 30, 2011. The increase in interest expense was primarily due to the increased outstanding amount under the Credit Facility with the syndicate of banks and the coupon on the 2014 and 2017 notes that was included in the balance sheet following the ALY merger.

Other financial items

Other finanancial items increased from a gain of USD 3.2 million in the six months ended June 30, 2010 to a USD 24.1 million loss in the six monthts ended June 30, 2011, mainly due to unrealized inter company foreign exchange movements.

Income taxes

Income taxes for the six months ended June 30, 2011 were USD 6.7 million compared to USD 8.4 million for the six months ended June 30, 2010. The effective tax rate increased from 28.3% in the six months ended June 30, 2010 to 163.4% in the six months ended June 30, 2011, principally reflecting an increase in income before taxes in countries with higher corporate tax rates, foreign exchange losses in zero tax rate jurisdictions and no recognition of deffered tax asset on losses carried forward in some jurisdictions.

Balance sheet

As of June 30, 2011, total assets amounted to USD 2,200.9 million, of which USD 540.1 million related to current asset and USD 1,680.8 million related to non current asset. Current asset consist in all material aspect of cash and cash equivalents, restricted cash, accounts receivable and other current asset. Non current asset consist in all material aspect of drilling equipment, asset under construction, deferred tax asset, other intangible asset and goodwill.

Total non current liabilities amounted to USD 747.2 and consist in all material aspect of long term interest bearing debt to the bank syndicate and pension liability. Total current liabilities amounted to USD 297.3 and consist of current portion of long term debt and other non interest bearing current liabilities.

See Section 9.1.3 for an overview of the balance per June 30, 2011.

Cash flow

Description of the cash flow for the six months ended June 30, 2011 is described in Section 10.5 below.

Share capital

A total of 997,242fully paid shares were issued during the six months ending June 30, 2011 in connection with option exercises and a further 97,071,710 fully paid shares were issued in relation to the merger with ALY. A total of 323,444,002 fully paid shares of par value USD 2.00 each were issued and outstanding as of June 30, 2011. In addition, a total of 12,397,239 options were outstanding as of June 30, 2011.

10.4.3	Results of operations 2010 compared to 2009 — consolidated results

Total operating revenues

Total operating revenues increased from NOK 3,824.8 million in the year ended December 31, 2009 to NOK 4,328.9 million in the year ended December 31, 2010, reflecting an increase of NOK 378.2 million in total operating revenues for our Drilling Services segment, and a NOK 125.9 million increase in total operating revenues in our Well Services segment.

Our Drilling Services segment’s total operating revenues increased from NOK 3,199.4 million in the year ended December 31, 2009 to NOK 3,577.6 million in the year ended December 31, 2010. The increase in total operating revenues in our Drilling Services segment reflects a NOK 444.7 million increase in operating revenues partially offset by a decline in reimbursables of NOK 66.5 million. The increase in operating revenues was due to an increase in our platform drilling operating revenues associated with the start up of the Statoil-Peregrino drilling services contract in Brazil and the ConocoPhillips Ekofisk contract in the North Sea. Reimbursables declined from NOK 684.8 million to NOK 618.3 million consistent with the decline in reimbursables expenses described below.

Total operating revenues for our Well Services segment increased from NOK 625.4 million in the year ended December 31, 2009 to NOK 751.3 million in the year ended December 31, 2010. The increase in total operating revenues in our Well Services segment reflects a NOK 149.4 million increase in operating revenues offset by a decline in reimbursables of NOK 23.5 million. The increase in operating revenues for our Well Services segment was due to an increase in operating revenues for both the well intervention services and oilfield technology divisions. The increase in well intervention services operating revenues reflects an increase of NOK 69.9 million in wireline services operating revenues associated with high utilization under a newly awarded five year contract for all of ConocoPhillips’ wireline work and the acquisition of Gray Wireline Services in December 2010 as well as an increase of NOK 52.4 million in cased hole investigation services revenues associated with the completion of jobs utilizing our new Well Performance Eye tool and its new caliper job capabilities. The increase in oilfield technology operating revenues of NOK 27.1 million reflects an increase in the provision of Peak C-Flex smart cementing completion services and in VMB plug perations. Reimbursables declined from NOK 38.8 million to NOK 15.3 million consistent with the decline in reimbursables expenses described below.

Total operating expenses

Total operating expenses increased from NOK 3,465.5 million for the year ended December 31, 2009 to NOK 3,943.2 million for the year ended December 31, 2010, reflecting a NOK 379.9 million increase in total operating expenses for our Drilling Services segment, and a NOK 97.9 million increase in total operating expenses for our Well Services segment.

Our Drilling Services segment’s total operating expenses increased from NOK 2,914.8 million in the year ended December 31, 2009 to NOK 3,294.7 million in the year ended December 31, 2010. The increase in total operating expenses in the Drilling Services segment reflects a NOK 398.8 million increase in operating expenses and a NOK 34.2 million increase in general and administrative expenses partially offset by a NOK 53.1 million decline in reimbursables expenses and a NOK 0.1 million decline in depreciation and amortization. The decline in our Drilling Services segment’s reimbursables expenses reflects a higher level of modification work on the Statfjord field as well as completion of the Gullfaks minimum pressure drilling project in 2009 and the loss of the BP Clair platform drilling contract in the UK. Operating expenses consist primarily of onshore and offshore personnel expenses, and repair and maintenance expenses. Operating expenses increased from NOK 2,134.0 million in the year ended December 31, 2009 to NOK 2,532.9 million in the year ended December 31, 2010 consistent with the increase in Drilling Services operating revenues described above.

Total operating expenses for our Well Services segment increased from NOK 550.6 million in the year ended December 31, 2009 to NOK 648.5 million in the year ended December 31, 2010. The increase in total operating expenses in the Well Services segment reflects a NOK 100.8 million increase in operating expenses, a NOK 4.6 million increase in depreciation and amortization and a NOK 14.7 million increase in general and administrative expenses offset by a NOK 22.3 million decline in reimbursables expenses. Operating expenses increased from NOK 404.3 million in the year ended December 31, 2009 to NOK 505.1 million in the year ended December 31, 2010 consistent with the increase in Well Services operating revenues described above. The decline in depreciation and amortization was primarily due to investment in new VMB plugs. The decline in reimbursables expenses was primarily due to completion of the Statoil contract at the end of 2009.

Total Financial Items

Interest income for the year ended December 31, 2010 was NOK 9.3 million compared to NOK 5.6 million for 2009. The increase in interest income reflects an increase in our consolidated cash balances due to a private placement made in August 2010.

Interest expenses increased from NOK 96.8 million in the year ended December 31, 2009 to NOK 132.9 million in the year ended December 31, 2010. The increase in interest expense was primarily due to the payment of arrangement fees related to funding expensed in 2010 offset by a decrease in the amount outstanding under the Credit Facility with Fokus Bank as well as the settlement of the subordinated loan from Seadrill.

Share of result in associated company was a net loss of NOK 1.9 million in the year ended December 31, 2010, compared to no share of result in associated company in the year ended December 31, 2009. The loss of NOK 1.9 million in 2010 is related to our share of result in the C6 joint venture. In the year ended December 31, 2010, we recorded a loss of NOK 93.8 million related to other financial items. The loss was primarily due to unrealized foreign exchange losses based on an ending FX rate of NOK 5.85 to USD 1.00.

Income Taxes

Income taxes for the year ended December 31, 2010 were NOK 92.6 million compared to NOK 60.6 million for the year ended December 31, 2009. The effective tax rate increased from 25.8% in the year ended December 31, 2009 to 55.7% in the year ended December 31, 2010, principally reflecting an increase in operations in countries with higher corporate tax rates, in particular, the start up of our Brazilian operations, which are subject to a tax rate of 34%, an unrealized foreign exchange loss on Bermuda which has a statutory tax rate of 0% and a tax loss in the United States that was not recognized.

Balance sheet

As of December 31, 2010, total assets amounted to NOK 5,723.1 million, of which NOK 2,363.2 million related to current asset and NOK 3,359.9 million related to non current asset. Current asset consist in all material aspect of cash and cash equivalents, restricted cash, accounts receivable and other current asset. Non current asset consist in all material aspect of drilling equipment, asset under construction, deferred tax asset, other intangible asset and goodwill.

Total non current liabilities amounted to NOK 1,482.1 and consist in all material aspect of long term interest bearing debt to the bank syndicate and pension liability. Total current liabilities amounted to NOK 967.1 and consist of current portion of long term debt and other non interest bearing current liabilities.

See Section 9.1.3 for an overview of the balance per December 31, 2010.

Cash flow

Description of the cash flow for the year ended December 31, 2010 is described in Section 10.5 below.

Share capital

A total of 115,400,000 fully paid shares was issued during 2010 in connection with a private placement. A total of 225,400,050 shares of par value USD 2.00 each were issued and outstanding as of December 31, 2010. In addition, a total of 6,507,000 options were outstanding as of December 31, 2010.

10.4.4	Results of operations 2009 compared to 2008 — consolidated results

Total operating revenues

Total operating revenues increased from NOK 3,624.7 million in the year ended December 31, 2008 to NOK 3,824.8 million in the year ended December 31, 2009, reflecting an increase of NOK 146.2 million in total operating revenues for Archer’s Drilling Services segment and an increase of NOK 53.9 million in total operating revenues for Archer’s Well Services segment.

Archer’s Drilling Services segment’s total operating revenues increased from NOK 3,053.2 million in the year ended December 31, 2008 to NOK 3,199.4 million in the year ended December 31, 2009. The increase in total operating revenues in the Drilling Services segment reflects a NOK 153.0 million increase in reimbursables offset by a decline in operating revenues of NOK 6.9 million. Reimbursables increased from NOK 531.8 million in 2008 to NOK 684.8 million in 2009 consistent with the increase in reimbursables expenses described below. The decline in operating revenues was due to decreased activity in the UK resulting from the loss of the BP Clair platform drilling contract and a decrease in the number of Shell’s operating rigs.

Total operating revenues for Archer’s Well Services segment increased from NOK 571.5 million in the year ended December 31, 2008 to NOK 625.4 million in the year ended December 31, 2009. The increase in total operating revenues in the Well Services segment reflects a NOK 101.9 million increase in operating revenues offset by a decline in reimbursables of NOK 47.9 million. The increase in operating revenues for Archer’s Well Services segment was due to the acquisition of Oil Tools in May 2008 and the acquisition of TecWel in July 2008. Reimbursables declined from NOK 86.7 million in 2008 to NOK 38.8 million in 2009 consistent with the decrease in reimbursables expenses described below.

Total operating expenses

Total operating expenses increased from NOK 3,319.0 million for the year ended December 31, 2008 to NOK 3,465.5 million for the year ended December 31, 2009, reflecting a NOK 86.2 million increase in total operating expenses for Archer’s Drilling Services segment and a NOK 60.2 million increase in total operating expenses for Archer’s Well Services segment.

Archer’s Drilling Services segment’s total operating expenses increased from NOK 2,828.6 million in the year ended December 31, 2008 to NOK 2,914.8 million in the year ended December 31, 2009. The increase in total operating expenses in the Drilling Services segment reflects a NOK 138.0 million increase in reimbursables expenses and a NOK 10.9 million increase in depreciation and amortization offset by a NOK 62.7 million decrease in operating expenses. The increase in the Drilling Services segment’s reimbursables expenses reflects a higher level of modification work on the Statfjord field as well as work on the Gullfaks minimum pressure drilling project and a full accounting year in 2009 for Noble’s UK operations, which Archer acquired in April 2008, compared to only nine months in 2008. The increase in depreciation and amortization in 2009 resulted in part from the acquisition of Noble Corporation’s North Sea platform drilling division in April 2008 and its results not being consolidated for the entire year. Operating expenses consist primarily of onshore and offshore personnel expenses, and repair and maintenance expenses. Operating expenses declined from NOK 2,268.9 million in 2008 to NOK 2,206.2 million in 2009 consistent with the decrease in Drilling Services operating revenues described above.

Total operating expenses for Archer’s Well Services segment increased from NOK 490.4 million in the year ended December 31, 2008 to NOK 550.6 million in the year ended December 31, 2009. The increase in total operating expenses in the Well Services segment reflects a NOK 93.4 million increase in operating expenses and a NOK 13.3 million increase in depreciation and amortization offset by a NOK 46.4 million decrease in reimbursables expenses. Operating expenses increased from NOK 341.8 million in 2008 to NOK 435.2 million in 2009 consistent with the increase in Well Services operating revenues described above. The increase in depreciation and amortization in 2009 resulted from the acquisition of Oil Tools and TecWel in May and June 2008, respectively, and their results not being consolidated for the entire year. The decline in reimbursables expenses was primarily due to a decrease in purchases on behalf of customers, and was linked to the decrease in reimbursable revenue.

Total financial items

Interest income for the year ended December 31, 2009 was NOK 5.6 million compared to NOK 25.3 million in 2008. The decrease in interest income reflects a decline in interest rates between 2008 and 2009. Interest expenses decreased from NOK 148.3 million in 2008 to NOK 95.5 million in 2009. The decline in interest expense was primarily due to a decline in interest rates on Archer’s Fokus Bank Senior Bank Debt Facility Agreement and its subordinated loan from Seadrill. The weighted average interest rate for the loans was 4.55% in 2009 compared to 7.24% in 2008. The decrease in interest rates was partially offset by increased borrowings under the Fokus Bank Senior Bank Debt Facility Agreement in 2009.

In the year ended December 31, 2009, Archer recorded a loss of NOK 34.4 million related to other financial items. The loss was due to a weakening of the British pound against the Norwegian krone resulting in a loss related to an intra-group loan denominated in British pounds.

Income taxes

Income taxes for the year ended December 31, 2009 were NOK 60.6 million compared to NOK 24.7 million for the year ended December 31, 2008. The effective tax rate increased from 17.2% in 2008 to 25.8% in 2009, principally reflecting increases in taxable income in tax jurisdictions with higher tax rates.

Balance sheet

As of December 31, 2009, total assets amounted to NOK 3,339.8 million, of which NOK 1,029.9 million related to current asset and NOK 2,309.9 million related to non current asset. Current asset consist in all material aspect of cash and cash equivalents, restricted cash, accounts receivable and other current asset. Non current asset consist in all material aspect of drilling equipment, asset under construction, deferred tax asset, other intangible asset and goodwill.

Total non current liabilities amounted to NOK 1,751.1 and consist in all material aspect of long term interest bearing debt to Fokus bank and parent, and pension liability.

Total current liabilities amounted to NOK 961.4 and consist of current portion of long term debt to Fokus Bank, short term debt to parent, due within 12 months, and other non interest bearing current liabilities.

See Section [9.1.3] for overview of the balance per December 31, 2009.

Cash flow

Description of the cash flow for the year ended December 31, 2009 is described in Section 10.5 below.

Share capital

A total of 110,000,050 fully paid shares of par value USD 2.00 each were issued and outstanding as of December 31, 2009. In addition, a total of 6,147,000 options were outstanding as of December 31, 2009.

10.5	Liquidity and capital resources

10.5.1	Liquidity and cash requirements

The Group operates in a capital intensive industry and has historically financed the purchase of its drilling and well services equipment through a combination of operational cash flow and third party borrowings from commercial banks.

In addition to buying equipment for its operations, the Company, as part of its strategy, acquires other businesses and companies. Depending on the size of such acquisitions, financing is arranged through cash flow from operations, debt financing and the issuance of equity or a combination of all before mentioned sources.

As such the overall liquidity requirements of the Archer Group relate to funding capital expenditures, mergers and acquisitions, working capital, servicing its debt obligations and maintaining cash reserves against fluctuations in operating cash flows.

The short-term liquidity requirements relate to funding operational expenses and working capital requirements, capital expenditures and servicing its debt requirements. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under overdraft and revolving credit facilities and collections from customers.

On August 22, 2011, in connection with the acquisition of Great White Energy Services, the Company entered into an amended and restated multicurrency term and revolving facilities agreement with a syndicate of banks. As described in more detail in section 10.6.2, tranche C of this facility has a final maturity of December 31, 2011. As of the date of this

Prospectus, the remaining outstanding amount under this tranche is a total of USD 67 million. Tranche B of the facility, originally earmarked for the repayment of the ALY bonds, would need to be repaid before March 31, 2012.

The Company believes that the current financial resources are not sufficient to meet the working capital requirements for the current business, for the next 12 months. It expects to refinance the remaining outstanding amount of tranche C, amounting to USD 67 million, and tranche B amounting to USD 215 million, through shareholder loans or third party financing or a combination of both.

Apart from the refinancing requirements mentioned above, the Company believes that the current financial resources are sufficient to meet the working capital requirements for the next 12 months. As of June 30, 2011 working capital, which is defined as current assets less current liabilities, totaled (net assets) of USD 242.8 million (December 31, 2010: USD 237.9).

10.5.2	Long term liquidity and cash requirements

The Company does not have any binding long term capital investment plans and apart from its working capital requirements, lease obligations as described in more detail in 10.6.2, regular investments for the replacement of fixed assets and its obligations resulting from debt financing has no additional funding requirements.

On August 22, 2011, in connection with the acquisition of Great White Energy Services, the Company entered into an amended and restated multicurrency term and revolving facilities agreement with a syndicate of banks, which is described in more detail in section 10.6.2.

During the month of August 2011, the Company completed two private placements of 12.7 million and 30 million common shares at a price of NOK 35 per share and NOK 30, per share, raising gross proceeds of USD 248 million. The proceeds from these private placements have been applied towards the repayment of Trance C of the amended and restated multicurrency term and revolving facilities agreement.

As at June 30, 2011, the Company’s cash and cash equivalents excluding restricted cash was USD 42.9 million. Subsequent to June 30, 2011 and to the date of this Prospectus the Company made the following significant payments and receipts:

•	In July 2011 the company received USD 130 million as draw down of its multicurrency term and revolving facilities agreement with a syndicate of banks.
•	In July the Company paid an amount of USD 125 million plus accrued interest and call premium to partially redeem the ALY 2014 bonds.
•
In August 2011, the Company received USD 687.5 million as a drawdown of the amended and restated multicurrency term and revolving facilities agreement with a syndicate of banks in relation to the acquisition of Great White Energy Services.

•
In August 2011, the Company paid USD 673.5 million for the acquisition of Great White Energy Service, representing an agreed purchase price of USD 630 million, an adjustment for working capital of USD 37.9 million and an adjustment for cash left in the company of USD 5.6 million.

•	In August 2011, the Company received USD 82.8 million reflecting the net proceeds from the first private placement of 12.7 million shares to Seadrill and Lime Rock Partners V L.P
•
In September 2011, the Group received approximately USD 167 million reflecting the gross proceeds from the second private placement of 30 million shares, excluding associated professional fees and costs of approximately USD 1.7 million. In September 2011 the company paid a total of USD 248.0 million to the bank syndicate to partially redeem the tranche C of the amended and restated multicurrency term and revolving facilities agreement

The funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in GBPs, Norwegian Krones Argentiean Pesos, Brazilian Reals and Euros. The Group has not made use of derivative instruments other than for interest rate and currency risk management purposes, which are discussed in Section [10.10].

10.5.3	Overview of liquidity and capital resources

Archer’s historical sources of liquidity have been cash generated from operations, credit facilities provided by major financial institutions, equity issuances and shareholder loans. Cash generated from operations continues to be Archer’s primary source of funds to finance operating needs, capital expenditures and debt service. Archer had cash and cash equivalents excluding restricted cash of USD 42.9 million as of June 30, 2011, compared to USD 174.4 million at December 31, 2010. As of of October 31, 2011 the cash and cash equivalent amount was approximately USD 45 million excluding restriced cash.

The Companybelieves that its ability to obtain funding from the sources described above is not sufficient to meet the working capital requirements for the current business, for the next 12 months. However it expects to refinance the remaining outstanding amount of tranche C, amounting to USD 67 million, and tranche B amounting to USD 215 million, through shareholder loans or third party financing or a combination of both.

Apart from the refinancing requirements mentioned above, the Company believes that the current financial resources are sufficient to meet the working capital requirements for the next 12 months and that operations will continue to provide the cash flows necessary to satisfy Archer’s present working capital requirements and capital expenditure requirements, as well as meet Archer’s debt repayments and other financial commitments for the next 12 months.

10.5.4	Cash flows from operating activities

Net cash provided by operating activities during the six months ended June 30, 2011 was USD -6.0 million, compared to USD 22.2 million for the six months ended June 30, 2010. The deterioration of operating cash flow performance in the six months ended June 30, 2011 principally reflects an increase in overdue accounts receivables. Net cash provided by operating activities during the year ended December 31, 2010 was USD 74.2 million, compared to USD 61.0 million for the year ended December 31, 2009 and USD 74.2 for the year ended December 31, 2008. Operating cash flows are affected primarily by net income and movement in working capital.

10.5.5	Cash flows from investing activities

Net cash used in investing activities was USD 68.5 million for the six months ended June 30, 2011 and USD 20.8 million for the six months ended June 30, 2010. The cash outflow for the six months ended June 30, 2011 was considerably higher than for the six months ended June 30, 2010, and relates primarily to investments in drilling equipment and acquisitions of subsidiaries.

Net cash used in investing activities was USD 190.5 million for the year ended December 31, 2010, USD 26.8 million for the year ended December 31, 2009 and USD 196.6 million for the year ended December 31, 2008. In 2010, investing cash flows included the acquisition of Gray Wireline, which was acquired for a total of USD 157.5 million. In 2009, the net cash outflows primarily related to routine purchases of drilling equipment. In 2008, investing cash flows included the acquisition of subsidiaries referred to in “Acquisitions” above as well as initial payments on the construction of Archer’s modular rig.

10.5.6	Cash flows from financing activities

In the six months ended June 30, 2011, net cash provided by financing activities was negative USD 57.0 million, as compared to net cash provided by financing activities of USD 0.1 million in the six months ended June 30, 2010. The negative cash flow from financing activities in the six months ended June 30, 2011 is mainly due to repayment of debt issued by ALY upon closing of the Merger. The repayment of debt was due to change of control clauses in the loan agreement that ALY had entered into.

In 2010, net cash flow from financing activities totalled USD 270.4 million, which was mainly from the issuance of new equity in a private placement. In 2009, net cash used in financing activities was USD 30.9 million. Net cash provided by financing activities was USD 152.3 million in 2008. Cash flows from financing activities in 2008 principally reflect Archer’s acquisition of Seadrill’s well services division, which was financed through a combination of an equity issuance of USD 207.9 million (net of issuance costs) and a long-term bank facility of USD 135.8 million. In addition, in 2008, Archer received USD 6.3 million (NOK 34.7 million) from a private placement of shares to external investors, which was used to partially finance the acquisition of subsidiaries.

Recent developments

On August 26 2011, the Company announced a USD 82.8 million private placement pursuant to which it issued 12.7 million shares, 10.8 million of which were subscribed by Seadrill and 1.9 million by Lime Rock Partners V L.P. The net proceeds of the private placement were used to repay USD 82.8 million of the bridge financing provided by the Company’s syndicate of banks.

On August 31 2011, the Company announced a USD 167 million private placement pursuant to which it issued 30 million shares, 14.5 million of which were subscribed by Seadrill. The netproceeds of the private placement were used to repay USD 165.2 million of the bridge financing provided by the Company’s syndicate of banks.

10.5.7	Treasury and funding policy

The funding and treasury activities are conducted within corporate policies to receive adequate investment returns while maintaining appropriate liquidity for the requirements. Cash and cash equivalents are held primarily in USD and NOK with some balances held in GBP, SGD, BRL ARS and EUR. The Group has not made use of derivative instruments other than for interest rate and currency risk management purpose.

10.6           Capitalization and indebtedness

10.6.1	Capitalization

The tables below should be read in conjunction with the information included elsewhere in this Prospectus, including Section 9 and Section 10 and the financial statements and related notes of the Archer Group, included in this Prospectus by reference.

The following table sets forth information about Archer Group’s consolidated capitalization as of June 30, 2011.

Figures in USD million	June 30, 2011	June 30, 2011, adjusted
Indebtedness
Total current financial debt	8.7	276.7
Guaranteed	-	-
Secured	-	-
Unguaranteed/unsecured	8.7	276.7

Total non-current debt (excluding current portion of long –term debt)	664.7	822.2
Guaranteed	-	-
Secured	-	-
Unguaranteed/unsecured	664.7	822.2
Total indebtedness	673.4	1098.9

Shareholders’ equity
Share capital	646.8	732.2
Legal reserve	609.1	771.0
Other reserve	(79.6)	(79.6)
Total equity	1,176.4	1,423.8
Total capitalization	1,849.8	2,522.7
The “June 30, 2011, adjusted” column reflects the two private placements in August 2011 and the bank financing and acquisition of Great White.

The following table sets forth information about the Archer’s net indebtedness as of June 30, 2011.

Figures in USD 1,000	June 30, 2011	June 30, 2011, adjusted
Net indebtedness
(A) Cash	-	-
(B) Cash equivalents(1)	61.5	61.5
(C) Trading securities	-	-
(D) Liquidity (A) + (B) + (C)	61.5	61.5

(E) Current financial receivables(2)	428.6	466.5

(F) Current bank debt	-	268.0
(G) Current portion of non-current debt	8.7	8.7
(H) Other current financial debt(3)	288.6	288.6
(I) Current financial debt (F) + (G) + (H)	297.3	565.3

(J) Net current financial indebtedness (I) - (E) - (D)	-192.8	75.2

(K) Non-current bank loans	218.1	375.6
(L) Bonds issued	446.6	446.6
(M) Other non-current loans(4)	82.5	82.5

(N) Non-current financial indebtedness (K) + (L) + (M)	747.2	904.7

(O) Net financial indebtedness (J) + (N)	554.4	979.9
The “June 30, 2011, adjusted” column reflects the two private placements in August 2011 and the bank financing and acquisition of Great White.

1)	Cash equivalent include restricted cash
2)	Current financial receivables include accounts receivable and other current asset
3)	Other current financial debt include accounts payable and other short term debt
4)	Other non current loans include other non current liabilities, i.e. pension liability and deferred taxes

Since June 30, 2011 to the date of this Prospectus, there have been no events materially affecting the above tables, except for what has been adjusted for in the table, and the redemption of USD 125 million of the outstanding ALY 2014 notes by drawing on the existing credit facility, as described in Section 10.6.2 and Section 10.10 below.

10.6.2	Description of indebtedness

Multicurrency term and revolving facility agreement

In order to be able to finance the acquisition of Great White prior to the two private placements as resolved in August 2011, the Company entered, on August 22, 2011, into an amended and restated USD 1,187.5 million multicurrency term and revolving facility agreement with a syndicate of banks (the “Multicurrency Term and Revolving Facility Agreement”). The purpose of the facility was to replace the then existing USD 550 million term and revolving facility entered into in the end of November 2010 and to finance the acquisition of Great White. The facility is divided into five tranches. The first tranche, tranche A, is for USD 335 million, the second tranche, tranche B, is for USD 215 million, the third tranche, tranche C, is for USD 350 million, the fourth tranche, tranche D, is for USD 187.5 million, while the fifth tranche, tranche E, is for USD 100 million. The final maturity date of the tranches A, B, D and E is November 11, 2015, while tranche C’s maturity date is December 31, 2011. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the net interest bearing debt to EBITDA, plus mandatory costs, if any.

As of the date of this Prospectus a total of USD 760.5 million has been drawn under the Multicurrency Term and Revolving Facility Agreement. The net proceeds from the Private Placements have been used to reduce tranche C to USD 67 million. The remaining bridge financing would need to be repaid before December 31, 2011 if not otherwise refinanced. Furthermore an amount of USD 215 million, relating to tranche B, which was originally earmarked for the repayment of ALY bonds, and which has been used to finance the acquisition of Great White, needs to be refinanced before March 31 2012. Following the repayment of tranche B, this tranche will be available to be redrawn for its original purpose, and the final maturity of this tranche is November 11, 2015.

The five tranches made under the USD 1,187.5 million Multicurrency Term and Revolving Facility Agreement is secured by pledges over shares in material subsidiaries, and assignment over intercompany debt, as well as by guarantees issued by the material subsidiaries.

The Company’s Multicurrency Term and Revolving Facility Agreement contain certain financial covenants, including, among others:

•	The Company’s total consolidated net interest bearing debt shall not exceed 3.5x EBITDA for 2011, and shall not exceed 3.0xEBITDA thereafter.
•	The Company’s minimum ratio of equity to total assets of at least 30.0%
•	The Company is to maintain the higher of USD 30 million and 5% of interest bearing debt in freely available cash (including undrawn committed credit lines)

The Multicurrency Term and Revolving Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation. In addition there are cross default clauses in the event of the obligor defaulting on other issued debt.

ALY senior notes

Archer has through the acquisition of ALY a total of two senior notes outstanding. The first senior notes are due in January 15, 2014 and bear interest at 9.0%. Total outstanding of these notes are USD 97.7 million. The 2014 notes are recorded in the balance sheet at 102.0% of the total outstanding amount. The second senior notes are due in March 1, 2017 and bear interest at 8.5%. Total outstanding of these notes are USD 205.7 million. The 2017 notes are recorded in the balance sheet at 106.7% of the total outstanding amount.

At the date of this Prospectus the 2014 notes are redeemable at 102.25% of principal amount, and at 100.00% of principal amount after January 15, 2012. The 2017 notes are redeemable at 104.25%, 102.833%, 101.417% and 100% of the principal amount on and after March 15 each of the years 2012, 2013, 2014 and 2015 respectively.

The premium of the booked value of the 2014 and 2017 notes are deferred and amortized as a reduction in the interest expenses over the course of the remaining lifetime of the notes.

As of the date of this Prospectus, Archer was in compliance with all of the covenants under its long-term and short term credit facilities as well as with the indentures governing the issued notes. Archer is not aware of any incidents that are likely to cause a situation where Archer is not in compliance with any of the lenders as mentioned above.

Off-balance sheet arrangements

Historically, Archer has not used special-purpose vehicles or similar financing arrangements. In addition, Archer does not have any off-balance sheet arrangements with any of its affiliates or with any unconsolidated entities.

Contractual obligations

As of September 30, 2011, Archer’s unaudited contractual debt obligations for future periods were as follows:

	Payments Due
(USD in millions)	2011	2012	2013	2014	2015	After 2015	Total

Debt Obligations	68.7	255.2	37.3	131.5	378.6	205.7	1,077.0
Finance Lease Obligations	0.4	1.4	1.1	0.5	0.3	0.0	3.7
Operating Lease Obligations	3.2	12.0	9.5	7.9	7.6	16.0	56.1
Purchase Obligations	38.0	14.1	-	-	-	-	52.1
Total	110.3	282.7	47.9	140.0	386.4	221.7	1,189.0

10.6.3	Inflation

Archer’s business transactions are denominated primarily in NOK and USD. Management believes that inflation has not had a material effect on Archer’s results of operations.

10.6.4	Debt and lease restrictions

The existing financing agreements impose operating and financing restrictions on the Archer Group which may significantly limit or prohibit, among other things, the ability to incur additional indebtedness, create liens, sell shares of subsidiaries, make certain investments, engage in mergers and acquisitions, transfer funds from subsidiary companies to the Company or pay dividends without the consent of the lenders. In addition, the lenders and lessors may accelerate the maturity of indebtedness under the financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including the failure to comply with any of the covenants contained in the financing agreements. The various debt and lease agreements of the Archer Group contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, gearing ratios and earnings to net debt ratio covenants, capital expenditure restrictions and minimum free liquidity restrictions in respect of the subsidiaries and the Company. With regards to minimum levels of free cash the Group has covenanted to maintain at least USD 30 million of cash and cash equivalents on a consolidated group basis.

Under the Archer Group’s existing bank financing agreements, material restrictions exist over the ability of the Company’s subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. However, these restrictions only arise upon the occurrence of a breach of debt and lease covenants. As of the date of this Prospectus, the Archer Group complied with all covenants of the various debt and lease agreements. As of the date of this Prospectus, the Company does not anticipate breach of any of the Group’s various debt or lease covenants. For further details on debt covenant compliance, see Section 2 “Risk Factors” included in this prospectus.

The outstanding ALY bonds as described in 10.6.2 have several covenants applicable to Allis-Chalmers Energy Inc, a major subsidiary of Archer, and its subsidiaries. These covenants include but are not limited to a restriction to pay dividends, the sale of material assets or subsidiaries to third or related parties and to incur indebtedness unless approved by the note holders.

In addition some of the debt is also collateralized through pledges of shares by guarantor subsidiaries of the Company.

10.6.5	Derivatives

The Archer Group uses financial instruments to reduce the risk associated with fluctuations in interest rates. The Archer Group has currently one interest rate swap that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges the obligations to make payments based on floating interest rates.

As of September 30, 2011, the interest rate swap agreement effectively fixed the net floating interest rate exposure on NOK 715 million of floating rate debt, with a stepdown to NOK 490 million on October 31, 2011. The swap agreement expires October 31, 2012 and have fixed rate of 3.355%.

The Archer Group does not currently enter into foreign currency forward contracts in order to manage the exposure to the risk of movements in foreign currency exchange rate fluctuations. The Company will consider using these instruments to hedge currency fluctuation risk on a regular basis.

10.7	Significant change in the Archer Group’s financial or trading position

In the period after the balance sheet day of June 30, 2011 and up to the date of this Prosectus, Archer has completed the following transactions.

Partial redemption of ALY 9.0% Senior Notes, due 2014

On July 18, 2011 Archer Limited redeemed USD 125 million of the Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014. The notes were redeemed at a redemption price of 102.250% of the outstanding aggregate principal amount of the notes, plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture). The redemption was financed through the at the time USD 550 million credit facility.

First contract for the Archer Emerald Modular Rig with Shell Todd Oil Services in New Zealand

On July 27, 2011 Archer announced the agreement with Shell Todd Oil Services for the provision of the drilling modular rig and services for the modular rig Archer Emerald.

The mobilization will take place in the first half of 2012 and the modular rig will operate in New Zealand on the Maui A offshore platform. The total contract value, including mobilisation, demobilization and options for contract extensions, is USD 45 million.

Acquisition of Great White

On August 24, 2011 the Company completed the acquisition of Great White, in a transaction valued at USD 630 million on a cash and debt free basis.

USD 82.8 million private placement towards the two largest shareholders

On August 26, 2011, the Company announced a USD 82.8 million private placement pursuant to which it issued 12.7 million shares, 10.8 million of which were subscribed by Seadrill and 1.9 million by Lime Rock Partners V L.P. The net proceeds of the private placement were used to repay USD 82.8 million of the bridge financing provided by the Company’s syndicate of banks.

USD 167 million private placement towards investors

On August 31, 2011, the Company announced a USD 167 million private placement pursuant to which it issued 30 million shares, 14.5 million of which were subscribed by Seadrill. The net proceeds of the private placement were used to repay USD 165.2 million of the bridge financing provided by the Company’s syndicate of banks.

Other than this, there has been no significant change in the financial or trading position of Archer that has occurred since June 30, 2011.

10.8	Information on holdings

The Company does not have any ownership interests or investments other than those mentioned in 6.11, which are likely to have a significant effect on the assessment of the Company’s own assets and liabilities, financial position or profit or losses.

10.9	Working capital

As of the date of this Prospectus, the Company does not have sufficient working capital for its present requirements. The Company does not have sufficient capital to repay a total of USD 67 million in bridge financing which would need to be repaid within December 31, 2011 if not otherwise refinanced or an amount of USD 215 million originally earmarked for the repayment of ALY bonds which would need to be repaid within March 31, 2012 if not otherwise refinanced.

The existing cash and the negotiated credit lines are sufficient to fund Archer’s other current capital requirements. The Company is confident that it will be able to refinance the above mentioned amounts through shareholder loans or third party financing or a combination of both within the periods due.

10.10	Quantitative and qualitative disclosure about market risk

10.10.1	Financial risk management objectives

Archer is exposed to various market risks, including foreign currency fluctuations, changes in interest rates, equity and credit risk. Archer’s policy is to hedge its exposure to these risks where possible, within boundaries deemed appropriate by management. Archer accomplishes this by entering into a variety of derivative instruments and contracts to maintain the desired level of risk exposure.

10.10.2	Market risk

Archer’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.

Foreign currency risk management

Archer and the majority of its subsidiaries use the Norwegian krone as their functional currency because the majority of their revenues and expenses are denominated in Norwegian krone. Accordingly, Archer’s reporting currency is also the Norwegian krone. Archer does, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of Archer’s cash flows. Archer’s foreign currency risk arises from the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to Norwegian krone, with the resulting gain or loss recorded as “Other financial items” and the impact of fluctuations in exchange rates on the reported amounts of Archer’s revenues and expenses which are contracted in foreign currencies.

Subsequent to its establishment in October 2007, Archer has not used any financial instruments to manage these foreign currency risks, but management is constantly monitoring the risks.

Interest rate risk

A significant portion of Archer’s debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is management’s policy to obtain the most favorable interest rates available without increasing Archer’s foreign currency exposure. In keeping with this, Archer’s surplus funds are placed with reputable financial institutions. The deposits generally have short-term maturities so as to provide Archer with the flexibility to meet working capital and capital investments.

As of the date of this Prospectus a total of USD 760.5 million has been drawn under the credit facility described in 10.6.2. The loan agreement is a multicurrency and revolving credit facility for a contractually specified period of time and at an interest rate determined with reference to NIBOR, LIBOR and EURIBOR depending on the currency in which the debt is drawn. Further details of this facility are set out in 10.6.2 above.

Archer had two outstanding Notes as of the date of the Prospectus. The bonds have fixed 9% and 8.5% semiannual coupons for the 2014 and 2017 Notes respectively. Further details of the Notes are set out in 10.6.2 above

Archer had no significant interest bearing assets other than cash and cash equivalents; therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Financial instruments

Archer uses interest rate swaps to manage its interest rate risk and entered into an interest rate swap agreement in March 2009, securing the interest rate on NOK 750 million for 3.5 years. The following table summarizes the notional amounts and estimated fair values of Archer’s financial instruments as of 30 September 2011:

	Notional amount	Fair value
	(NOK in millions)
Interest rate swap(1)	750	(9.6)

(1)	Relates to interest rate swaps assigned as a hedge to interest bearing debt related to the NOK portion of the debt.

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of future cash flows.

Concentration of credit risk

The market for Archer’s services is the offshore oil and gas industry, and its customers consist primarily of major integrated oil companies, independent oil and gas producers and government-owned oil companies. Archer performs ongoing credit evaluations of its customers and generally does not require collateral in its business agreements. Reserves for potential credit losses are maintained when necessary.

The following table shows those of Archer’s customers who have generated more than ten percent of Archer’s contract revenues in one of the periods shown:

Customer	June 30, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Statoil	22%	46%	51%	52%
Conoco Phillips	12%	16%	1%	-
Pan American Energy	12%	-	-	-
Shell	3%	6%	6%	11%
British Petroleum	4%	7%	16%	12%
Other customers	47%	25%	26%	25%
Total	100%	100%	100%	100%

Archer may also face credit related losses in the event that counterparties to its derivative financial instrument contracts do not perform according to the terms of the contract. The credit risk arising from these counterparties relates to unrealized profits from interest rate swaps. Archer generally does not require collateral for its financial instrument contracts. In the opinion of management, Archer’s counterparties are creditworthy financial institutions, and management does not expect any significant loss to result from their non-performance. The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period.

Liquidity and capital risk management

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. Archer regularly reviews the efficiency of its capital structure.

As of 31 June 2011 cash and cash equivalents amounted to USD 42.9 million, compared to USD 37.8 million as of June 30, 2010.

11           DESCRIPTION OF THE COMPANY’S COMMON SHARES

The Company is incorporated under the laws of Bermuda. Set out below is a description of the Archer common shares that does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the Company’s memorandum of association (the “Memorandum of Association”) and the amended and restated Bye-laws of the Company included in this prospectus by reference in Section [13.3] (“Bye-laws”) and the applicable provisions of the Bermuda Companies Act 1981 (the “Companies Act”).

11.1	Share capital

As at the date of this Prospectus, the Company’s authorized share capital is USD 1,200,000,000, divided into 600,000,000 Shares each with a par value of USD 2.00. All Shares in the Company are of the same class.

The number of shares issued is 366,169,002, corresponding to a share capital of USD 732,338,004. The issued Shares are fully paid. There are no Shares not representing the capital in the Company. The Shares are equal in all respects, and each Share carries one vote at the Company’s General Meeting. None of the Company’s major shareholders or other shareholders have different voting rights.

11.2	Historical development of the issued share capital

The table below shows the historical development of the issued and fully paid share capital and the number of issued and fully paid outstanding shares in the Company:

Date	Transaction	Gross proceeds (NOK)*	Number of Shares	Par value (USD)	Share capital post transaction	Number of Shares post transaction
August 2007	Incorporation	USD 100	100	1.00	100	100**
September 2007	Consolidation	-	50	2.00	100	50**
October 2007	Acquisition of Seadrill’s well service division	***	80,000,000	2.00	160,000,100	80,000,050
October 2007	Private Placement	275,000,000	20,000,000	2.00	200,000,100	100,000,050
April 2008	Private Placement	195,000,000	10,000,000	2.00	220,000,100	110,000,050
August 2010	Private Placement	2,654,200,000	115,400,000	2.00	450,800,100	225,400,050
February 2011	Merger with Allis-Chalmers	***	97,071,710	2.00	644,943,520	322,471,760
March – August 2011	Option Exercises	16,187,469	997,242	2.00	646,938,004	323,469,002
August 2011	Private Placement	444,500,000	12,700,000	2.00	672,338,004	336,169,002
August 2011	Private Placement	900,000,000	30,000,000	2.00	732,338,004	366,169,002

*	Gross proceeds are represented in NOK unless otherwise indicated.

**
The Company was incorporated on 31 August 2007 with an authorized share capital of USD 100.00, constituting 100 Shares, with a par value of USD 1.00. On September 18, 2007, the initial 100 Shares of par value USD 1.00 each were consolidated into 50 Shares of par value USD 2.00 each.

***	These Shares were issued against other consideration than cash accordingly more than 10% of the capital has been paid for with assets other than cash.

Settlement with Allis-Chalmers Dissenting Stockholders

In connection with the merger of Allis-Chalmers Energy Inc. with and into Wellco Sub Company, a wholly owned subsidiary of the Company, as described above in Section 10.2.3, a group of former Allis-Chalmers stockholders filed suit in a Delaware court against Allis-Chalmers demanding an appraisal of the fair value of their shares of Allis-Chalmers common stock. The parties to the suit have recently entered into a settlement agreement whereby the Company will issue a total of 228,620 common shares to the Former Stockholders and will be released from all claims or suits held by the Former Stockholders that relate to the appraisal of the Former Stockholders’ Allis-Chalmers shares. The Settlement agreement was approved by the Delaware court, and formally entered into, on November 8, 2011, and the shares will be issued no later than 30 days from the date of the settlement agreement. In addition, contemporaneous with the share issuance to the Former Stockholders, the Company will issue an additional 11,500 shares to a former stockholder and director of Allis-Chalmers who did not receive such shares following the merger due to a ministerial error on the part of Allis-Chalmers.

11.3	Authorized but unissued capital

The authorized share capital of the Company is USD 1,200,000,000.

The Board is entitled to propose and adopt increases in the issued share capital up to the size of the authorized share capital. The Board currently has no plans to issue additional shares, although such resolutions could be made on short notice.

Likewise, the Board is entitled to propose and issue options, warrants and loans convertible into shares up to the size of the authorized share capital. No such warrants or loans have been issued or proposed.

11.4	Treasury shares

The Board can approve the purchase of Archer common shares for cancellation or to be held as treasury shares in accordance with the Company’s Bye-laws, subject to the rules, if applicable, of any stock exchange or quotation system upon which any of the Company’s shares are listed at the time.

The Company does not currently hold any treasury shares.

11.5	Rights to subscribe or acquire shares

With the exception of the share incentive program referred to in Section 11.8, neither the Company nor any of its subsidiaries has issued any options, warrants, convertible loans or other instruments that would entitle a holder of any such instrument to subscribe for any shares in the Company or its subsidiaries. Furthermore, neither the Company nor any of its subsidiaries has issued subordinated debt or transferable securities other than the shares in the Company and the shares in Archer’s subsidiaries which are held directly or indirectly by the Company.

11.6	Share price development

The Company has been listed on Oslo Børs since November 26, 2010. The graph below shows the development in trading price (closing price) and traded volume for the Shares in the period listed on Oslo Børs to November 11, 2011. The closing price on November 11, 2011 was NOK 22.99:

Archer share price development

Source: Bloomberg (November [11], 2011)

11.7           Major shareholders

As of November 14, 2011, the Company had a total of 3,562 registered shareholders in the VPS. There are no limits restricting foreign ownership of the Shares. The Shares carry equal rights in all respects. Each Share has the right to one vote at General Meetings.

The table below shows the 20 largest shareholders in the Company as registered in the VPS on November 14, 2011.

	Shareholder	Number of Shares	%
1	SEADRILL LTD	146,238,446	39.94%
2	LIME ROCK PARTNERS V L.P.	45,101,867	12.32%
3	HEMEN HOLDING LIMITED	24,349,000	7.32%
4	JPMORGAN CHASE BANK NORDEA RE:NON-TREATY*	14,649,315	4.00%
5	FOLKETRYGDFONDET	10,946,609	2.99%
6	SKAGEN KON-TIKI	9,071,571	2.44%
7	STATE STREET BANK AN A/C CLIENT OMNIBUS D*	6,147,813	2.42%
8	VARMA MUTUAL PENSION COMPANY	4,931,189	1.40%
9	ODIN OFFSHORE	3,800,000	1.25%
10	JP MORGAN CLEARING C A/C CUSTOMER SAFE *	3,402,092	1.01%
11	CREDIT SUISSE SECURI SPECIAL CUSTODY A/C*	3,160,693	0.85%
12	FIRST CLEARING A/C L C/O JPMORGAN CHASE B	3,078,062	0.84%
13	STATE STREET BANK AN A/C CLIENT OMNIBUS*	2,594,890	0.76%
14	GOLDMAN SACHS & CO - SECURITY CLIENT *	2,591,693	0.62%
15	THE NORTHERN TRUST C TREATY ACCOUNT*	2,479,363	0.61%
16	DANSKE BANK A/S 3887 OPERATIONS SEC.*	2,420,453	0.57%
17	JPMORGAN CHASE BANK SPECIAL TREATY *	2,370,503	0.54%
18	CLEARSTREAM BANKING *	2,222,363	0.51%
19	EUROCLEAR BANK S.A./ 25% CLIENTS*	2,194,341	0.48%
20	BNP PARIBAS SEC SERV S/A *	1,655,940	0.47%
	Total 20 largest shareholders	293,406,203	81.34%
	Other shareholders	72,762,799	18.66%
	Total shareholding	366,169,002	100.00%
* Registered as nominee shareholder with VPS.

Shareholders owning 5% or more of the Shares have an interest in the Company’s share capital which is notifiable pursuant to the Norwegian Securities Trading Act. Please refer to Section 11.12 below for a description of the disclosure obligations under the Norwegian Securities Trading Act. As of the date of this Prospectus Seadrill, Lime Rock Partners V L.P and Hemen Holding Limited owned 39.94%, 12.32% and 7.32%, respectively, of the Shares. The Company is not aware of any other persons or entities who, directly or indirectly, have an interest in 5% or more of the Shares.

Seadrill and Lime Rock Partners V L.P, held 146.238.446 and 45,101.867 respectively of Archer’s common shares as of November 14, 2011, which corresponds to 39.94% and 12.32% of the issued and fully paid shares. As a result of these substantial ownership interests in Archer, Seadrill and Lime Rock Partners V L.P have the ability to exert significant influence over certain actions requiring shareholder approval. This influence must be exercised in accordance with the Bye-laws, applicable Bermuda law and the rules of Oslo Børs. Please see Section 11.9 for a summary of the Company’s Bye-laws. Apart from the aforesaid, there are no specific measures in place regulating the exercise of the influence which follows from holding a majority of the shares in the Company.

The Company has not received any takeover bids during the last or current financial years.

As of the date of this Prospectus, the total number of Shares held indirectly beneficially by Directors and the executive management team of the Archer Group, was approximately 0.16%. As of the date of this Prospectus, to the knowledge of the Company, there are no arrangements or agreements, which may at a subsequent date result in a change of control in the Company.

11.8	Options

The Company has granted options to its Directors and to the executive management team and employees of the Archer Group, which provide the rights to subscribe for new shares.

The options awarded are subject to employment status and a change of control event. As of September 30, 2011, there were seven programs issued, one in 2007, two in 2009, one in 2010 and one in 2011, in addition to the two Allis-Chalmers Programs that were continued in the Company after the merger with ALY. The Company has issued in total 12,202,000 options under these programs in addition to 2,012,481 options granted to Allis-Chalmers option holders. The details and terms of the options issued are as follows:

Award date	2007 Program	1st 2009 Program	2nd 2009 Program	2010 Program
Share options granted	4,097,000	1,600,000	500,000	460,000
Share options outstanding
Directors	100,000	150,000	—	—
Chief Executive Officer of Archer Management Limited (UK)	725,000	200,000	—	—
Executive management team excl. Chief Executive Officer of Archer Management Limited (UK)	435,000	350,000	500,000	150,000
Other employees of Archer Group	1,940,667	730,000	—	235,000
	3,200,667	1,430,000	500,000	385,000

Last exercise date	October 5, 2012	December 31, 2015	December 31, 2015	December 31, 2015
Weighted average exercise price (NOK per share)	16.38	10.00	12.00	19.33

Award date	2011 Program	Allis-Chalmers 2003 Program	Allis-Chalmers 2006 Program	Total
Share options granted	5,545,000	787,068	1,225,413	14,214,481
Share options outstanding
Directors	—	—	—	250,000
Chief Executive Officer of Archer Management Limited (UK)	800,000	—	—	1,725,000
Executive management team excl. Chief Executive Officer of Archer Management Limited (UK)	1,595,000	—	—	2,830,000
Other employees of Archer Group	2,760,000	787,068	1,152,837	7,605,572
	5,495,000	787,068	1,152,837	12,950,572

Last exercise date	February 28, 2017	March 5, 2019	April 21, 2020
Weighted average exercise price (NOK per share)	34.55	33.56	18.50

Options issued under the 2007 Program may be exercised up to October 5, 2012. The exercise price was initially NOK 13.75 per share increasing by 6 percent per anniversary. One third of the options issued under the 2007 Program become exercisable each year, commencing January 1, 2009. As at September 30, 2011, all of the options granted under the 2007 Program were exercisable.

Options issued under the first 2009 Program may be exercised up to December 31, 2015. The exercise price is NOK 10 per share. One third of the options issued under the first 2009 Program become exercisable each year, commencing January 1, 2010. As at September 30, 2011, two thirds of the options granted under the first 2009 Program were exercisable.

Options issued under the second 2009 Program may be exercised up to December 31, 2015. The exercise price is NOK 12 per share. One third of the options issued under the second 2009 Program become exercisable each year, commencing October 1, 2010. As at September 30, 2011, one third of the options granted under the second 2009 Programs were exercisable.

Options issued under the 2010 Program may be exercised up to December 31, 2015. The weighted average exercise price is NOK 19.33 per share. One third of the options issued under the 2010 Program become exercisable each year, commencing 3rd quarter 2011. As of September 30, 2011, one third of the options granted under the 2010 Program were exercisable.

Options issued under the 2011 Program may be exercised up to December 31, 2016. The weighted average exercise price is NOK 34.55 per share. One fifth of the options issued under the 2011 Program become exercisable each year, commencing 1st quarter 2012. As of September 30, 2011, none of the options granted under the 2011 Program were exercisable.

Options issued under the Allis-Chalmers 2003 Program were converted to options in the Company in connection with the merger of ALY and the Company in February 2011. The first options under this program expire in December 2013 and the last options expire in March 2019. The weighted average exercise price is NOK 33.56 per share. As of September 30, 2011, all of the options granted under the Allis-Chalmers 2003 Program are exercisable.

Options issued under the Allis-Chalmers 2006 Program were converted to options in the Company in connection with the merger of ALY and the Company in February 2011. The options under this program expire in March and April 2020. The weighted average exercise price is NOK 18.50 per share. As of September 30, 2011, all of the options granted under the Allis-Chalmers 2006 Program are exercisable.

The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the time periods indicated:

Share options awarded under 2007 program:	Weighted average exercise price per option	Number of shares
Outstanding at January 1, 2007		—
Options granted	13.75	4,097,000
Options exercised		—
Options forfeited		—
Outstanding at December 31, 2007		4,097,000

Outstanding at January 1, 2008	13.75	4,097,000
Options granted		—
Options exercised		—
Options forfeited		—
Outstanding at December 31, 2008		4,097,000

Outstanding at January 1, 2009	14.58	4,097,000
Options granted		—
Options exercised		—
Options forfeited		50,000
Outstanding at December 31, 2009		4,047,000

Outstanding at January 1, 2010	15.45	4,047,000
Options granted		—
Options exercised		—
Options forfeited		—
Outstanding at December 31, 2010		4,047,000

Outstanding at January 1, 2011	16.38	4,047,000
Options granted		—
Options exercised		846,333
Options forfeited		—
Outstanding at September 30, 2011	16.38	3,200,667

Share options awarded under first 2009 program:	Weighted average exercise price per option	Number of shares
Outstanding at January 1, 2009		—
Options granted	10.00	1,600,000
Options exercised		—
Options forfeited		—
Outstanding at December 31, 2009		1,600,000

Outstanding at January 1, 2010	10.00	1,600,000
Options granted		—
Options exercised		—
Options forfeited		100,000
Outstanding at December 31, 2010		1,500,000

Outstanding at January 1, 2011	10.00	1,500,000
Options granted		—
Options exercised		53,333
Options forfeited		16,667
Outstanding at September 30, 2011	10.00	1,430,000

Share options awarded under second 2009 program:	Weighted average exercise price per option	Number of shares
Outstanding at January 1, 2009		—
Options granted	12.00	500,000
Options exercised		—
Options forfeited		—
Outstanding at December 31, 2009		500,000

Outstanding at January 1, 2010	12.00	500,000
Options granted		—
Options exercised		—
Options forfeited		—
Outstanding at December 31, 2010		500,000

Outstanding at January 1, 2011	12.00	500,000
Options granted		—
Options exercised		—
Options forfeited		—
Outstanding at September 30, 2011	12.00	500,000

Share options awarded under 2010 program:	Weighted average exercise price per option	Number of shares
Outstanding at January 1, 2010		—
Options granted	19.00	460,000
Options exercised		—
Options forfeited		—
Outstanding at December 31, 2010		460,000

Outstanding at January 1, 2011	19.00	460,000
Options granted		—
Options exercised		25,000
Options forfeited		50,000
Outstanding at September 30, 2011	19.33	385,000

Share options awarded under 2011 program:	Weighted average exercise price per option	Number of shares
Outstanding at January 1, 2011		—
Options granted	34.55	5,545,000

Options exercised	—
Options forfeited	50,000
Outstanding at September 30, 2011	5,495,000

Share options awarded for Allis-Chalmers 2003 stock option program:	Weighted average exercise price per option	Number of shares
Outstanding at January 1, 2011		—
Options granted	33.56	787,068
Options exercised		—
Options forfeited		—
Outstanding at September 30, 2011	33.56	787,068

Share options awarded for Allis-Chalmers 2006 stock option program:	Weighted average exercise price per option	Number of shares
Outstanding at January 1, 2011		—
Options granted	18.50	1,225,413
Options exercised		72,576
Options forfeited		—
Outstanding at September 30, 2011	18.50	1,152,837

11.9	Summary of certain rights of the Company’s shareholders under Bermuda law, the Memorandum of Association and Bye-laws

Summary of certain rights of the Company’s shareholders under Bermuda law, the Memorandum of Association and Bye-laws:

Objects pursuant to the Memorandum of Association	Pursuant to clause 6 of the Company’s Memorandum of Association, the objects for which the Company was formed and incorporated are unrestricted.

Special shareholder meetings
Under the Companies Act, a special general meeting of shareholders must be convened by the board of directors of a company on the requisition of shareholders holding not less than one-tenth of the paid-up capital of the company as at the date of the deposit carrying the right to vote at a general meeting.

The Company’s Bye-laws provide that the Board may whenever it thinks fit, and shall when required by the Companies Act, convene a special general meeting of the shareholders.

Shareholder action by written consent
The Companies Act provides that, except in the case of the removal of an auditor or director and subject to a company’s bye-laws, anything which may be done by resolution of a company in a general meeting or by resolution of a meeting of any class of the members of a company, may be done by resolution in writing.

Other than in respect of proposed variation of rights attaching to any class of Archer Shares, the Company’s Bye-laws do not provide for action by written consent of shareholders.

Shareholder meeting quorum; voting requirement; voting rights
The Company’s Bye-laws provide that save as otherwise provided by the Bye-laws that one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the voting rights entitled to be exercised at any general meeting shall constitute a quorum for such meeting.

Except where a greater majority is required by the Companies Act or the Bye-laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast. There is no cumulative voting.

Every shareholder of the Company who is present in person or by proxy has one vote for every Archer Share of which he or she is the holder. However, the Company’s Bye-laws establish a right to divide the share capital into different classes of shares with varied rights attached to the shares. An ordinary resolution passed by a simple majority of votes cast at a general meeting of shareholders of the Company is required for such alteration of the share capital.

Notice of shareholder meetings
The Companies Act requires that all companies hold a general meeting at least once in each calendar year (which meeting shall be referred to as the “annual general meeting”) and that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice of a meeting by, any person entitled to receive notice does not invalidate the proceedings of the meeting.

The Company’s Bye-laws provide that at least 7 days’ notice in writing to shareholders is required for an annual general meeting and a special general meeting. If a general meeting is called on shorter notice, it will be deemed to have been properly called if it is so agreed (i) in the case of a meeting called as an annual general meeting by all the shareholders entitled to attend and vote thereat; and (ii) in the case of any other meeting by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right. No shareholder is entitled to attend any general meeting by proxy unless a proxy signed by or on behalf of the shareholder addressed to the Company Secretary is deposited (by post, courier, facsimile transmission or other electronic means) at the Company’s registered office at least 48 hours prior to the time appointed for holding the general meeting.

Notice of shareholder proposals
Under the Companies Act, shareholders holding not less than one-twentieth of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates, or not less than 100 shareholders, may, as set forth below, at their own expense (unless the company otherwise resolves), require a company to give notice of any resolution which may properly be moved and is intended to be moved at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at the annual general meeting.

Board meeting quorum; voting requirement
The Companies Act provides that, notwithstanding a company’s bye-laws, a quorum for a board meeting shall not be less than two directors. The Company’s Bye-laws provide that the board may, subject to the requirements of the Companies Act, fix the number of directors necessary to form a quorum and, unless so fixed by the board, a majority of the board present in person or by proxy shall constitute a quorum. Questions arising at any meeting of the Board shall be determined by a majority of votes cast. In the event of an equality of votes, the motion shall be deemed to have been lost.

Number of Directors
Under the Companies Act, the minimum number of directors on the board of directors of a company is two, although the minimum number of directors may be set higher, and the maximum number of directors may be set by the shareholders at a general meeting or in accordance with the Bye-laws of the company. The maximum number of directors is usually fixed by the shareholders in a general meeting. Only the shareholders may increase or decrease the number of directors’ seats last approved by the shareholders.

The Company’s Bye-laws currently provide that the number of directors shall be such number not less than two as the shareholders by ordinary resolution may from time to time determine.
At the September 24, 2010 annual general meeting of shareholders, shareholders of the Company approved an ordinary resolution to increase the maximum number of directors to 9. The Company board of directors currently consists of 9 directors.

Removal of Directors
Subject to the Company’s Bye-laws, the Companies Act states that the shareholders of a company may, at a special general meeting called for that purpose, remove any director. Any director whose removal is to be considered at such a special general meeting is entitled to receive not less than 14 days notice and shall be entitled to be heard at the meeting.

The Company’s Bye-laws provide that a director may be removed from office at a special general meeting called for that purpose provided notice of any such special general meeting is served upon the director concerned not less than 14 days before the meeting. Such director is entitled to be heard at the meeting.

Newly created directorships and	Under the Companies Act, the directors shall be elected at each annual general meeting of the company or elected or appointed by the shareholders in such other manner and for such term as vacancies on the Board of Directors
may be provided in the bye-laws. Additionally, a vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director or in the absence of such election, by the other directors. Unless the Bye-laws of a company provide otherwise and provided there remains a quorum of directors in office, the remaining directors may fill a vacancy on the board.

The Bye-laws provide that, so long as a quorum of directors remains in office, the Board has the power to fill casual vacancies on the Board. In addition, the Bye-laws provide that any vacancy created by the removal of a director at a special general meeting may be filled at the special general meeting by the election of another person as director or, in the absence of any such election, by the Board.

Under the Company’s Bye-laws, any vacancy in the board of directors may be filled by the election or appointment by the shareholders at a general meeting, and the board of directors may also fill any vacancy in the number left unfilled. A director so appointed holds office until the next annual general meeting.

Interested Directors
Under the Company’s Bye-laws, any director, or any director’s firm, may hold any other office or place of profit with the Company (except that of auditor) for such period and on such terms as the Board may determine and shall be entitled to remuneration as if such director were not a director.

So long as, where it is necessary, a director declares the nature of his interest at the first opportunity at a meeting of the Company board of directors or by writing to the Company board of directors as required by the Companies Act, a director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which the Company’s Bye-laws allow him to be appointed or from any transaction or arrangement in which the Company Bye-laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

Duties of Directors
The Companies Act also imposes a duty on directors and officers of a Bermuda company to: (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Bye-laws provide that the Company’s business is to be managed and conducted by the Board. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty not to make a personal profit from opportunities that arise from the office of director; (ii) a duty to avoid conflicts of interest; and (iii) a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act provides that, if a director or officer has an interest in a material contract or proposed material contract with a company or any of its subsidiaries or has a material interest in any person that is a party to such a contract, the director or officer must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the board of directors.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Director liability
The Companies Act permits a company to exempt or indemnify any director, officer or auditor from loss or liability in circumstances where it is permissible for the company to indemnify such director, officer or auditor, as indicated in “Indemnification of Officers and Directors ” below.

Indemnification of Directors and officers
The Companies Act permits a company to indemnify its directors, officers and auditor with respect to any loss arising or liability attaching to such person by virtue of any rule of law concerning any negligence, default, breach of duty, or breach of trust of which the director, officer or auditor may be guilty in relation to the company or any of its subsidiaries; provided that the company may not indemnify a director, officer or auditor against any liability arising out of his or her fraud or dishonesty. The Companies Act also permits a company to indemnify a director, officer or auditor against liability incurred in defending any civil or criminal proceedings in which judgment is given in his or her favor or in which he or she is acquitted, or when the Supreme Court of Bermuda (the “Court”) grants relief to such director, officer or auditor. The Companies Act permits a company to advance moneys to a director, officer or auditor to defend civil or criminal proceedings against them on condition that these moneys are repaid if the allegation of fraud or dishonesty is proved against them. The Court may relieve a director, officer or auditor from liability for negligence, default, breach of duty or breach of trust if it appears to the Court that such director, officer or auditor has acted honestly and reasonably and, having regard to all the circumstances of the case, ought fairly to be excused.

The Company’s Bye-laws provide that the current and former directors of the Board, officers and members of board committees of the Company as well as current and former directors and officers of the Company’s subsidiaries, shall be indemnified out of the funds of the Company from and against all civil liabilities, loss, damage or expense incurred or suffered by him as such director, officer or committee member of the Company, or as a director or officer of any of the Company’s subsidiaries and the indemnity extends to any person acting as a director, officer or committee member of the Company, or as a director or officer of any of the Company’s subsidiaries in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

Variation of shareholders rights
The Bye-laws provide that, subject to the Companies Act, all or any of the rights for attached to any class of shares for the time being issued may from time to time be altered or abrogated with the consent in writing of the holders of not less than 75% in nominal value of the issued shares of that class or with the sanction of a resolution passed by a majority of 75% of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy. As previously stated, the Company currently has one class of shares.

The Company’s bye-laws specify that the rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

Amendment of the Memorandum of Association
The Companies Act provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Except in the case of an amendment that alters or reduces a company’s share capital, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof, or the holders of not less than 20% of a company’s debentures entitled to object to amendments to the memorandum of association, have the right to apply to the Court for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting.

Upon such application, the alteration will not have effect until it is confirmed by the Court. An application for an annulment of an amendment to the memorandum of association passed in accordance with the Companies Act may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amendment of the Bye-laws
Under Bermuda law, the adoption of a company’s bye-laws and any rescission, alteration, or other amendment of the company’s bye-laws must be approved by a resolution of the board of directors and by a resolution of the shareholders, provided that any such amendment shall only become operative to the extent that it has been confirmed by an ordinary resolution.

The Company’s bye-laws provide that an ordinary resolution is required to approve the adoption or amendment of the Bye-Laws.

Inspection of books and records; shareholder lists
The Companies Act provides the general public with a right of inspection of a Bermuda company’s public documents at the office of the Registrar of Companies in Bermuda. These documents include the Company’s Memorandum of Association and all amendments to the Memorandum of Association. The Companies Act also provides shareholders of a Bermuda company with a right of inspection of a company’s bye-laws, minutes of general (shareholder) meetings and the audited financial statements. The Bermuda register of shareholders is also open to inspection by the members of the public free of charge. A Bermuda company is required to maintain its share register at its registered office in Bermuda or upon giving notice to the Registrar of Companies at such other place in Bermuda. A company may, in certain circumstances, establish a branch register outside of Bermuda. A Bermuda company is required to keep at its registered office a register of its directors and officers that is open for inspection by members of the public without charge. The Companies Act does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Amalgamations and business combinations
The Companies Act is silent on whether a company’s shareholders are required to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. The Companies Act does require, however, that shareholders approve amalgamations.

Pursuant to the Companies Act, an amalgamation of two or more non-affiliated companies requires approval of the board of directors and the approval of the shareholders of each Bermuda company by a three-fourths majority, unless the bye-laws otherwise provide. The quorum for such a meeting must be two persons holding or representing by proxy more than one-third of the issued shares of the company. For purposes of approval of an amalgamation, all shares whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation.

The Company’s Bye-laws provide that the Board may, with the sanction of an ordinary resolution of the shareholders, amalgamate the Company with another company (whether or not the Company will be the surviving company and whether or not such an amalgamation involves a change in the jurisdiction of the Company).

Pursuant to the Companies Act, a company may be acquired by another company pursuant to a scheme of arrangement effected by obtaining the agreement of a company and of the holders of its shares, representing in the aggregate a majority in number and at least 75% in value of the shareholders (excluding shares owned by the acquirer, who would act as a separate class) present and voting at a court-ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the Court order with the Bermuda Registrar of Companies, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

Appraisal rights
Under the Companies Act, a shareholder who did not vote in favor of an amalgamation between non-affiliated companies and who is not satisfied that he or she has been offered fair value for his or her shares may, within one month of the giving of the notice of the shareholders’ meeting to consider the amalgamation, apply to the Court to appraise the fair value of his or her shares. If the Court appraised value is greater than the value received or to be received in the amalgamation, the acquiring company must pay the Court appraised value to the dissenting shareholder within one month of the appraisal, unless it decides to terminate the amalgamation.

Under another provision of the Companies Act, the holders (the purchasers) of 95% or more of the shares of a company may give notice to the remaining shareholders requiring them to sell their shares on the terms described in the notice. Within one month of receiving the notice, any remaining shareholder may apply to the Court for an appraisal of its shares. Within one month of the Court’s appraisal, the purchasers are entitled to either acquire all shares involved at the price fixed by the Court or cancel the notice given to the remaining shareholders. Where shares had been acquired under the notice at a price less than the Court’s appraisal, the purchasers must either pay the difference in price or cancel the notice and return to each shareholder concerned the shares acquired and each shareholder must repay the purchaser the purchase price.

Dissenter’s rights
The Companies Act also provides that where an offer is made for shares or a class of shares in a company by another company not already owned by, or by a nominee for, the offeror or any of its subsidiaries and, within four months of the offer, the holders of not less than 90% in value of the shares which are the subject of the offer approve the offer, the offeror may by notice, given within two months from the date such approval is obtained, require the dissenting shareholders to transfer their shares on the same terms of the offer. Dissenting shareholders will be compelled to sell their shares to the offeror unless the Court, on application to the Court within a one month period from the date of such offeror’s notice, orders otherwise.

Shareholder suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.

A statutory right of action is conferred on subscribers to shares of a Bermuda company against persons (including directors and officers) responsible for the issue of a prospectus in respect of damage suffered by reason of an untrue statement contained in the prospectus, but this confers no right of action against the Bermuda company itself. In addition, an action can be brought by a shareholder on behalf of the company to enforce a right of the company (as opposed to a right of its shareholders) against its officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.

Preemptive rights
Under the Companies Act, no shareholder has a pre-emptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.

The Company’s Bye-laws do not provide for pre-emptive rights.

Form and transfer of Shares
The shares in the Company are freely transferable and, subject to the Companies Act, the Company’s Bye-laws and any applicable securities laws, there are no restrictions on trading in the Shares. The Board is however required by the Bye-laws to decline to register the transfer of any share, and is required to direct Nordea Bank Norge ASA (as registrar of the shares) (the “Registrar”) to decline (and the Registrar must decline to register) the transfer of any Share, to a person where the Board is of the opinion that such transfer might breach any law or requirement of any authority or any stock exchange or quotation system upon which the shares of the Company are listed, from time to time, until it has received such evidence as the board may require to satisfy itself that no such breach would occur.

Issuance of common Shares
The Board’s mandate to increase the Company’s issued share capital is limited to the extent of the authorized share capital of the Company in accordance with its memorandum of association and Bye-laws, which are in accordance with Bermuda law.
The authorized share capital of the Company may be increased by an ordinary resolution passed by a simple majority of votes cast at a general meeting of the Company’s shareholders.

Capital reduction
The Company may by ordinary resolution passed by a simple majority of votes cast at a general meeting of the Company’s shareholders cancel Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

Redeemable preference Shares
The Company’s Bye-laws provide that, subject to the Companies Act, preference shares may, with the sanction of an ordinary resolution, be issued on terms that they are (a) to be redeemed on the happening of a specified event or an a given date; and/or (b) liable to be redeemed at the option of the Company; and/or (c) liable to be redeemed at the option of the holder. The terms and manner of redemption shall be either as the Company may determine by ordinary resolution or, in the event that the Company in general meeting may have so authorized, as the Board or any committee thereof may by resolution determine before the issuance of such shares.
The Company has not issued any redeemable preference shares as at the date of this Prospectus.

Annual accounts
The Board is required to cause to be kept accounting records sufficient to give a fair presentation in all material respects of the state of the Company’s affairs. The accounting records are kept at the Company’s registered office or at such other place(s) as the Board thinks fit. No shareholder has any right to inspect any accounting records of the Company except as required by law, a stock exchange or quotation system upon which the Company’s shares or listed or as authorized by the Board or by ordinary resolution passed by a simple majority of votes cast at a general meeting of the Company’s shareholders. A copy of every balance sheet and statement of income, which is to be presented before the Company in a general meeting, together with a copy of the auditor’s report is to be sent to each the Company’s shareholder in accordance with the requirements of the Company’s Bye-laws and the Companies Act.

Dividends
The Company shareholders have a right to share in the Company’s profit through dividends. The Board may from time to time declare cash dividends (including interim dividends) or distributions out of contributed surplus to be paid to the Company’s shareholders according to their rights and interests as appear to the board to be justified by the position of the Company. The Board is prohibited by the Companies Act from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. The Board may deduct from a dividend or distribution payable to any shareholder all monies due from such shareholder to the Company on account of calls or otherwise.
The Company’s Bye-laws provide that any dividend or distribution out of contributed surplus unclaimed for a period of three years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company, and that the payment by the board of directors of any unclaimed dividend or distribution into a separate account shall not constitute the Company a trustee in respect thereof.
There are no dividend restrictions or specific procedures for non-Bermudian resident shareholders under Bermuda law or the Company’s Bye-laws and Memorandum of Association.

Winding up
In the event of the winding up and liquidation of the Company, the liquidator may, with the authority of an extraordinary resolution of the shareholders of the Company, such resolution requiring approval of not less than two-thirds of the votes cast at a general meeting of the Company, and any other sanction required by the Companies Act, divide among the shareholders in specie or kind all or any part of the assets of the Company and may for such purposes set such values as he deems fair upon any property to be divided and may determine how such division is to be carried out between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest all or part of the Company’s assets in trustees upon such trust for the benefit of the shareholders, however, no shareholder will be compelled to accept any shares or other assets in respect of which there is any liability.

11.10	Mandatory offer requirement

The Norwegian Securities Trading Act requires any person, entity or group consolidated pursuant to the Norwegian Securities Trading Act Section 6-5 cf. Section 2-5, that becomes the owner of shares representing more than one-third of the voting rights of a company primary listed on a Norwegian regulated market to, within four weeks, make an unconditional general offer for the purchase of the remaining shares in that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party’s own shareholding, represent more than one-third of the voting rights in the company and Oslo Børs decides that this is regarded as an effective acquisition of the shares in question. The obligation applies to ownership in Norwegian and certain non-Norwegian companies listed on a Norwegian regulated market, including the Company, being a company registered in Bermuda and listed on Oslo Børs.

The mandatory offer obligation ceases to apply if the person, entity or such consolidated group sells the portion of the shares that exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

When a mandatory offer obligation is triggered, the person subject to the obligation is required to immediately notify Oslo Børs and the company in question accordingly. The notification is required to state whether an offer will be made to acquire the remaining shares in the company or whether a sale will take place. As a rule, a notification to the effect that an offer will be made cannot be retracted. The offer and the offer document required are subject to approval by Oslo Børs before the offer is submitted to the shareholders or made public.

The offer price per share must be at least as high as the highest price paid or agreed by the offeror for the shares in the six-month period prior to the date the threshold was exceeded. However, if it is clear that that the market price was higher when the mandatory offer obligation was triggered, the offer price shall be at least as high as the market price. If the acquirer acquires or agrees to acquire additional shares at a higher price prior to the expiration of the mandatory offer period, the acquirer is obliged to restate its offer at such higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered.

In case of failure to make a mandatory offer or to sell the portion of the shares that exceeds the relevant threshold within four weeks, Oslo Børs may force the acquirer to sell the shares exceeding the threshold by public auction. Moreover, a shareholder who fails to make an offer may not, as long as the mandatory offer obligation remains in force, exercise rights in the company, such as voting in a general meeting of the company’s shareholders, without the consent of a majority of the remaining shareholders. The shareholder may, however, exercise his/her/its rights to dividends and pre-emption rights in the event of a share capital increase. If the shareholder neglects his/her/its duty to make a mandatory offer, Oslo Børs may impose a cumulative daily fine that runs until the circumstance has been rectified.

Any person, entity or such consolidated group that owns shares representing more than one-third of the votes in a company to which the Norwegian mandatory offer rules apply is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or such consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or such consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company. The mandatory offer obligation ceases to apply if the person, entity or such consolidated group sells the portion of the shares which exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

Any person, entity or such consolidated group that has passed any of the above mentioned thresholds in such a way as not to trigger the mandatory bid obligation, and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.

11.11	Compulsory acquisition of Shares

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

By a procedure under the Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, comprising in the aggregate a majority in number representing at least 75 percent in value of the shareholders (excluding shares owned by the acquirer) present and voting at a meeting ordered by the Bermuda Supreme Court held to consider the scheme of arrangement. Following such approval by the shareholders, the Bermuda Supreme Court may then sanction the scheme of arrangement. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

Where a company (the “Acquiring Party”) makes an offer in a scheme or contract for shares or class of shares in a company and the Acquiring Party receives acceptances, pursuant to the offer, for not less than 90 percent of the shares in issue (other than those already held by the Acquiring Party, its subsidiary or by a nominee for the Acquiring Party or its subsidiary as at the date of the offer) the Acquiring Party may, at any time within two months from the date the acceptance was obtained, give notice to any dissenting shareholder that it wishes to acquire his shares on the same terms as the original offer. The dissenting shareholders could be compelled to transfer their shares unless the Bermuda Supreme Court (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

The holders of not less than 95 percent of the shares or any class of shares of a company (the “Purchasers”), may give a notice to the remaining shareholders of the intention to acquire the shares of such remaining shareholders on the terms set out in the notice. When this notice is given, the Purchasers are entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Bermuda Supreme Court for an appraisal of the value of their shares. This provision only applies where the Purchaser offer the same terms to all holders of shares whose shares are being acquired.

11.12	Disclosure obligations

Pursuant to the Norwegian Securities Trading Act, a person, entity, or group consolidated pursuant to the Norwegian Securities Trading Act Section 4-2 cf. Section 2-5, that acquire or disposes of shares or rights to shares, i.e. convertible loans, subscription rights, options on the purchase of shares and similar rights to shares, which result in beneficial ownership, directly or indirectly, in the aggregate, reaching or exceeding or falling below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of the share capital or a corresponding portion of the votes is obligated to notify Oslo Børs and the issuer immediately. Certain voting rights are counted on equal basis as shares and rights to shares. A change in ownership level due to other circumstances (i.e. other than acquisition or disposal) can also trigger the notification obligations when the said thresholds are passed, e.g. changes in the company’s share capital.

11.13	Registration of the Shares

The Company’s register of members is maintained in Bermuda at the Company’s registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

All shares admitted to trading on Oslo Børs must be registered in the VPS, which is Norway’s paperless centralised securities registry. To achieve compatibility of the requirements of Bermuda company law as to the registration and transfer of shares with Norwegian requirements, the Shares will for the purpose of Bermuda company law, be entered in the Company’s register of members in the name of the Registrar, which will hold such shares as nominee on behalf of the beneficial owners. For the purpose of enabling trading in the Shares on Oslo Børs, the Company will maintain a register in VPS operated by the Registrar as the Company’s account operator, where the beneficial ownership interests in and transfer of the beneficial ownership interests in the Shares will be recorded. These arrangements are set out in a Registrar Agreement entered into between the Company and the Registrar (the “Registrar Agreement”).

In accordance with market practice in Norway and system requirements of VPS and Oslo Børs, the investors will be registered in VPS as beneficial owners of the Shares and the instruments listed and traded on Oslo Børs will be referred to as shares in the Company. For the purpose of Bermuda law, the Registrar will, however, be regarded as the owner of the Shares and investors registered as owners of the Shares in VPS will have to exercise, indirectly through the Registrar as their nominee, all rights of ownership relating to the Shares. The investors registered as owners in VPS must look solely to the Registrar for the payment of dividends, for the exercise of voting rights attached to the Shares, and for all other rights arising in respect of the Shares. The Registrar Agreement provides that whenever the Registrar receives any notice, report, accounts, financial statements, circular or other similar document relating to the Company’s affairs, including notice of a shareholders meeting, the Registrar shall ensure that a copy of such document is promptly sent to the investors registered as owners in VPS, along with any proxy card form or other relevant materials.

All transactions related to securities registered with the VPS must be recorded in the VPS and the transactions are recorded through computerised book-entries. No physical share certificates are or can be issued for securities registered with VPS. VPS confirms each entry by sending a notification of the transaction to the relevant investor, regardless of beneficial ownership. The evidence of ownership through the VPS is the only formality required in order to acquire and sell beneficial ownership of the Shares on Oslo Børs. To effect these entries, the investor must establish a securities account with a Norwegian account operator unless the investor’s securities are registered in the name of a nominee. Norwegian banks, authorised investment firms in Norway and Norwegian branches of credit institutions established within the EEA are allowed to act as account operators. Subject to the qualifications set out above, the entry of a transaction in VPS is under Norwegian law prima facie evidence in determining the legal rights of parties as towards the issuing company and against a third party claiming an interest in the security.

The Company may terminate the Registrar Agreement with 90 days prior written notice. The Registrar may terminate the Registrar Agreement with justifiable cause with 90 days prior written notice. Either the Company or the Registrar may terminate the Registrar Agreement immediately upon written notice of any material breach of the Registrar Agreement by the other party, unless such breach is rectified within 10 business days. The Company’s failure to fulfil payment obligations shall always be considered a material breach of the Registrar Agreement. In the event the Registrar Agreement is terminated, the Company will use its reasonable best efforts to enter into a replacement agreement for the purposes of permitting the uninterrupted listing of the Shares on Oslo Børs. There can be no assurance however, that it would be possible to enter into such an agreement on substantially the same terms or at all. A termination of the Registrar Agreement could, therefore, adversely affect the Listing of the Shares on Oslo Børs.

The Registrar’s liability for loss has been restricted under the Registrar Agreement. The Registrar has also disclaimed liability for any losses suffered as a result of VPS’ errors or negligence. VPS is liable for any direct economic loss resulting from an error in connection with its registration activities unless the error is caused by matters outside the control of VPS and which VPS could not reasonably be expected to avoid or of which VPS could not reasonably be expected to overcome the consequences. VPS’ liability is capped at NOK 500 million. The courts may reduce or set aside VPS’ liability if the person who has suffered the loss has contributed to the loss wilfully or negligently.

The Shares are registered with VPS under the International Securities Identification Number (ISIN) BMG 0451H1097.

The Registrar for the shares is Nordea Bank Norge ASA, Verdipapirservice, Middelthunsgt, 17, 0107 Oslo, Norway.

12           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

12.1	Overview

The unaudited pro forma financial information presented herein has been prepared on the assumption that the acquisition was completed on January 1, 2010 for purposes of the statement of operations for the year ended December 31, 2010 and on January 1, 2011 for purposes of the statement of operations for the six months ended June 30, 2011 after giving effect to the completion of the acquisition of Great White by Archer Well Company Inc, a subsidiary of Archer Limited. The unaudited pro forma balance sheet data was prepared as if the acquisition had occurred on June 30, 2011.

In additional, the following significant acquisitions which occurred during late 2010 and early 2011 have been similarly treated as having occurred at the beginning of the periods reported in these pro forma statements.

Archer is the merged entity resulting from the merger of the businesses of Seawell and ALY in February 2011. The merger was consummated by the purchase of 100% of the share capital of ALY by Seawell, for a total purchase price of USD 600.9 million, which was settled by a combination or cash and the issuance of shares in Seawell.

On December 16, 2010 Seawell acquired Gray Wireline Service Inc, or Gray, for a consideration of approximately USD 160 million.

The Acquisitions of Viking Intervention Technology in May 2010, Rig Inspection Services in August 2010 and Universal Wireline in January 2011 have been included in the pro forma statements within the historical figures, with effect from the actual dates of their acquisitions. Adjustments to treat these latter three acquisitions as if they had been acquired at the earlier dates mentioned above would not have a material effect on the resulting proforma figures.

12.2	Sources of and basis for the preparation of the pro forma financial statements

The unaudited pro forma financial information is prepared on the basis of the generally accepted accounting principles in the United States of America (“US GAAP”) as accounting principles applied by Archer. No significant differences between the accounting principles applied by Archer and those adopted by Great White, ALY or Gray have been identified and therefore no adjustment for this was required in the preparation of the unaudited pro forma financial information.

The combined condensed pro forma financial statements are prepared on the basis of the following assumptions;

•	Table 12.3, the balance sheet at of June 30, 2011, assumes that Archer completed the acquisition of Great White on June 30, 2011
•	Table 12.4, the statement of operations for the six months ended June 30, 2011, assumes that both the acquisitions of ALY and Great White, by Archer were completed on January 1, 2011
•	Table 12.5, the statement of operations for the year ended December 31, 2010, assumes that the three acquisitions of Gray, ALY and Great White by Archer were completed on January 1, 2010
•	Table 12.7.3, Archer’s pro forma statement of operations for 2010, used as source data for table 12.5, assumes that the acquisitions of both Gray and ALY, by Archer, were completed on January 1, 2010.

The unaudited pro forma financial statements have been prepared for illustrative purposes only, to give an indication of how the financial statements may have appeared if the significant acquisitions had occurred on the earlier dates described above. The pro forma financial information addresses a hypothetical situation and, therefore, does not represent the company’s actual financial position or results.

The financial results of the combined company may have been different had the companies actually combined on the dates indicated above. You should not rely on the unaudited pro forma financial information as being indicative of the historical results that would have occurred, had the companies been combined on these dates or of the future results that may be achieved following the acquisitions.

The unaudited pro forma financial statements reflect Archer as the “acquirer” of Great White, for accounting and legal purposes. Accordingly, consideration paid by Archer for the acquisition of Great White will be allocated to the acquired Great White’ assets and liabilities based upon their fair values as of the date of the consummation of the acquisition. The notes to the unaudited pro forma financial statements provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial statements. The allocation of the purchase price is dependent upon a final determination of the fair value of Great White’ assets and liabilities as of the date of the consummation of the acquisition. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma financial information presented below. Final determinations of fair market value may differ materially from those presented herein.

The unaudited pro forma financial statements of Archer and Great White have been prepared using the purchase method of accounting under accounting principles generally accepted in the United States of America, and are based on the historical consolidated financial statements of each of Archer, ALY and GW Holding 1 LLC (“GWH”) for 2011, and pro forma statements for Archer and historical financial statements for GWH for 2010. Great White Pressure Control LLC, Great White Pressure Pumping LLC, Acid, Inc., Great White Directional Services LLC and Diamondback-Directional Drilling LLC were acquired through the acquisition of Great White. These companies were wholly-owned subsidiaries of GWH. The financial statements of GWH referred to in this section represent the consolidated results of GWH (which was not acquired through the acquisition), the subsidiaries listed above which were acquired through the acquisition and Great White Energy Services Inc. (which was not acquired through the acquisition).

In the opinion of the management, the source statements include all adjustments necessary to present fairly the results for the periods indicated. The historical data of GWH has been adjusted to reflect only the elements which were acquired by Archer. See 12.2.3 below.

The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the acquisitions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have either a continuing impact or a non-continuing impact on the consolidated results – the effect has been stated after each adjustment. However, the unaudited pro forma financial statements do not give effect to the impact, if any, of cost savings or synergies that may result from the acquisitions.

These unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Archer and ALY, which are incorporated by reference in Section 13.3 of this Prospectus, and the historical consolidated financial statements and related notes of GWH, which are incorporated by reference in Section 13.3.

The historical consolidated balance sheet and statements of operations of Archer, ALY, Gray and GWH have been prepared in accordance with accounting principles generally accepted in the United States of America. There were no transactions between Archer, ALY, Gray and Great White.

12.2.1	ALY results for 2011

The results, acquisition costs, and fair value adjustments in respect of the acquisition ALY are reflected in the historical consolidated financial statements for Archer with effect from March 1, 2011. For the purpose of the pro forma income statement of operations below, the results for ALY for the period January 1 to February 28, 2011 have been added using unaudited interim financial management information. The management information used is produced on the same basis and using the same accounting principles as the annual accounts. The documents containing the management information have not been included in this prospectus as they do not contain any information additional to that disclosed in section 12.4 below.

12.2.2	Archer statement of operations and balance sheet for 2010

For the purposes of the 2010 pro forma statements below, the Company has used pro forma data for Archer, translated from NOK to USD and adjusted for the merger with ALY and the acquisition of Gray. These pro forma statements and notes thereto are included in Section 12.7 below. The translation of Archers historial financial statemenst is discussed in 9.1.1 above.

12.2.3	Adjustments to GWH historical data

The historical consolidated accounts for GWH are incorporated by reference in section 13.3 below. The adjusted historical financial statements of GWH comprise the results, assets and liabilities relating to the acquired entities only.

The main adjustments made to the historical financial statements of GWH in order to reflect the acquisition agreement, include the following;

1.	Cash balances of USD 15.8 million have been removed,

2.	Balances owed by Great White to related parties totalling USD 18.9 million, which were re-paid prior to completion have been removed,

3.	Other long term assets amounting to USD 3.2 million, not acquired by Archer have been removed,

4.	The long-term debt of USD 32.5 million has been removed.

12.3	Pro forma – consolidated statements of Archer, ALY, Gray and Great White

12.3.1	The unaudited pro forma balance sheet as per June 30, 2011

			Pro forma adjustments
(in USD millions)	Archer Historical Unaudited	Great White Adjusted Historical Unaudited	To reflect the acquisition	To reflect the financing of the acquisition	Total pro forma Adjustments	Pro forma Consolidated
Notes (see Section 12.6)		See 12.2.3	(a)	(f)
Assets
Current assets						3
Cash and cash equivalents	42.9	-	(630.0)	662.4	32.4	75.3
Restricted cash	18.6	-			-	18.6
Accounts receivable, net	352.7	74.4			-	427.1
Other current assets	125.9	10.9			-	136.8
Total current assets	540.1	85.3	(630.0)	662.4	32.4	657.8
Non-current assets
Property, plant and equipment	765.7	183.3	10.1		10.1	959.1
Assets under construction	83.1	-			-	83.1
Deferred tax assets	9.0	-			-	9.0
Other intangible assets	148.9	7.2	87.3		87.3	243.4
Goodwill	663.3	16.2	304.4		304.4	983.9
Other non-current assets	10.8	-		5.5	5.5	16.3
Total non-current assets	1,680.8	206.7	401.8	5.5	407.3	2,294.8
Total assets	2,220.9	292.0	(228.2)	667.9	439.7	2,952.6

Liabilities and shareholders equity
Current portion of long-term debt	8.7	-		195.4	195.4	204.1
Other current liabilities	288.6	63.8		67.0	67.0	419.4
Total current liabilities	297.3	63.8		262.4	262.4	623.5
Non-current liabilities
Long term debt	664.7	-		157.5	157.5	822.2
Deferred Tax liability	32.3	-				32.3
Other non-current liabilities	50.2	-				50.2
Total non-current liabilities	747.2	-		157.5	157.5	904.7

Shareholders equity
Common stock	646.8	-		85.4	85.4	732.2
Additional paid in capital	609.2	228.2	(228.2)	162.6	(65.6)	771.8
Retained earnings	58.4	-			-	58.4
Accumulated other comprehensive income	67.0	-			-	67.0
Contributed deficit	(205.1)	-			-	(205.1)
Non-controlling interest	0.1	-			-	0.1
Total shareholders equity	1,176.4	228.2	(228.2)	248.0	19.8	1,424.4
Total liabilities and shareholders equity	2,220.9	292.0	(228.2)	667.9	439.7	2,952.6

12.3.2           The unaudited pro forma statement of operations as per June 30, 2011

				Pro forma adjustments
(in USD millions)	Archer Historical1 Unaudited	Great White Adjusted Historical Unaudited	ALY Historical (2 months) Unaudited	Financing and transaction costs	Taxation adjustments	Other Adjustments	Total pro forma Adjustments	Notes See 12.6	Pro forma Consolidated
Notes – see Sections 12.6		See 12.2.3	See 12.2.1	(h) (m)	(l)
Operating revenues	701.2	182.0	126.9				-		1,010.1
Reimbursables	51.9	-	-				-		51.9
Total operating revenues	753.1	182.0	126.9				-		1,062.0

Operating expenses
Operating expenses	566.4	116.5	97.1				-		780.0
Reimbursables expenses	48.0	-	-				-		48.0
Depreciation and amortisation	56.6	14.1	15.8			5.6	5.6	(g) (i) (j)	92.1
Impairment of brand name	5.1	-	-			0.9	0.9	(o)	6.0
General and administration	39.0	6.8	23.8	4.1		2.7	6.8	(m)(n)	76.4
Total operating expenses	715.1	137.4	136.7	4.1		9.2	13.3		1,002.5

Operating income/(loss)	38.0	44.6	(9.8)	(4.1)		(9.2)	(13.3)		59.5

Financial Items
Interest income	2.0	-	-						2.0
Interest expense	(20.0)	(0.1)	(7.9)	(5.2)			(5.2)	(i)	(33.2)
Other financial items	(24.1)	0.4	0.1	(0.5)			(0.5)	(i)	(24.1)
Total financial items	(42.1)	0.3	(7.8)	(5.7)	-	-	(5.7)		(55.3)

Income before income taxes	(4.1)	44.9	(17.6)	(9.8)		(9.2)	(11.0)		4.2

Income taxes	(6.7)	(2.0)	0.7	3.7	(15.3)	2.9	(8.7)	(k) (l)	(16.7)

Net income	(10.8)	42.9	(16.9)	(6.1)	(15.3)	(6.3)	(27.7)		(12.5)

Net income (loss) attributable to common stockholders	(10.8)	42.9	(16.9)	(6.1)	(15.3)	(6.3)	(27.7)		(12.5)
Net income (loss) attributable to the non-controlling interest	-	-	-						-

_________________________

1 In 2011 Archer Limited has consolidated the results of ALY with effect from March 1.

12.3.3           The unaudited pro forma statement of operations for the twelve months ended December 31, 2010

			Pro forma adjustments
(in USD millions)	Archer Proforma Unaudited	Great White Adjusted Historical Unaudited	Depreciation adjustments	Acquisition costs including financing	Tax adjust.	Other adjust.	Total pro forma adjust.	Notes See 12.6	Pro forma Consolidated
Notes see Section 12.6	See 12.7	See 12.2.3
Operating revenues			(i) (j)	(c) (i)	(l)	(n) (o)
Operating revenues	1,367.7	206.7					-		1,574.4
Reimbursables	106.7	-					-		106.7
Total operating revenues	1,474.4	206.7					-		1,681.1

Operating expenses
Operating expenses	1,086.5	145.7					-		1,232.2
Reimbursables expenses	102.7	-					-		102.7
Depreciation and amortisation	127.5	23.4	8.0				8.0	(i) (j)	158.9
Impairment of brand name	5.1	-				1.8	1.8	(o)	6.9
General and administration	116.7	9.9		4.1		5.3	9.4	(m) (n)	136.0
Total operating expenses	1,438.5	179.0	8.0	4.1		7.1	19.2		1,636.7

Operating income/(loss)	35.9	27.7	(8.0)	(4.1)		(7.1)	(19.2)		44.4

Financial Items
Interest income	2.0	-					-		2.0
Interest expense	(81.6)	(1.4)		(13.6)			(13.6)	(h)	(96.6)
Other financial items	(35.9)	0.1		(1.1)			(1.1)	(h)	(36.9)
Total financial items	(115.5)	(1.3)		(14.7)			(14.7)		(131.5)

Income before income taxes	(79.6)	26.4	(8.0)	(18.8)		(7.1)	(33.9)		(87.1)

Income taxes	(34.6)	(0.3)	3.0	7.2	(10.0)	2.7	2.9	(k) (l)	(32.0)

Net income	(114.2)	26.1	(5.0)	(11.6)	(10.0)	(4.4)	(25.7)		(119.1)

Net income (loss) attributable to common stockholders	(114.1)	26.1	(4.7)	(11.6)	(10.0)	(4.4)	(25.7)		(119.0)
Net income (loss) attributable to the non-controlling interest	(0.1)	-	-	-	-	-	-		(0.1)

See table below in Section 12.7 for further information.

12.4	Notes to the pro forma consolidated financial statements of Archer, ALY, Gray and Great White

12.4.1	Valuation of the assets acquired and allocation of the purchase price to asset values

The purchase price is subject to change upon final agreement of net working capital assumed in the acquisition compared to base net working capital agreed in the share purchase agreement. The pro forma financial statements are based on a purchase price of USD 630 million.

Duff & Phelps LLC, Houston, has been engaged to assist in finalizing the allocation of the purchase price. The preliminary purchase price allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above.

The following represents the elimination of the historical value of the Great White historical intangible assets and the preliminary allocation of the purchase price the historical net book value of the assets acquired and assumed liabilities of Great White at June 30 2011, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date. Assuming the transaction had occurred on June 30, 2011, the preliminary allocation would have been as follows, (in USD millions):

Fair Value of Consideration Transferred			(USD million)

Cash Paid			630.0

Preliminary allocation of consideration to assets acquired	Book value of acquired assets	Preliminary fair valuation of acquired assets
Working Capital net of taxes	21.5	21.5
Property plant and equipment	183.3	193.4
Goodwill	16.2	-
Other intangible assets	7.2	94.5
			(309.4)

Implied Goodwill			320.6

The purchase price allocation (the “PPA”) allocation has given rise to implied goodwill of USD 320.6, which the Company considers is supportable by the implied value of the workforce acquired, synergies and expected market opportunities, which are not separately identifiable intangible assets.

The preliminary allocation adjustments are as follows:

1.
To increase the book value of fixed assets acquired to their fair value of USD 193.4 million. This is a preliminary estimate of fair value and may differ materially upon finalization of the purchase price allocation.

2.	To record intangible assets at their fair value. As part of the PPA process, the Company has identified the following fair values of intangible assets acquired;

	USD thousands	UEL	Method of Depreciation
Customer relationships	92,703	10-13 years	Straight line
Trademarks and trade names	1,800	1 year	N/A
	-------
Intangible assets acquired	94,503
Final purchase price adjustments related to the intangible assets valuation may differ materially from the numbers stated above.

12.4.2	Financing arrangements

The transaction is financed by a syndicated loan facility as described in Section 10.6.2 representing a combination of short and long-term debt and a bridge facility, which is due on December 31, 2011. Ultimately the transaction will be financed by the net proceeds of USD 248 million resulting from the two private placements for a total of 42.7 million shares of nominal value USD 2,00 and the remainder by long-term finance. At the date of this Prospectus USD 157.5 million long-term finance has been secured. The remaining short-term finance of USD 262.4 million is expected to be refinanced through shareholer loans or third party financing or a combination of both.

12.4.3	Pro forma adjustments to the balance sheet

The unaudited pro forma financial information is prepared on the basis of US GAAP accounting principles applied by Archer. No significant differences between the accounting principles applied by Archer and those adopted by ALY, Gray and Great White have been identified and therefore no adjustment for this was required in the preparation of the unaudited pro forma consolidated financial information.

The adjustments to the accompanying unaudited pro forma balance sheet as of June 30, 2011 are described below:

a)	The following table analyses the pro forma adjustments to reflect the purchase of the equity interests in Great White:

	(b)	(c)	(d)	(e)	Total
Cash			(630.0)		(630.0)
Tangible Assets		10.1			10.1
Intangible assets	(7.2)	94.5			87.3
Deferred tax				0	0
Goodwill	(16.2)	320.6		0	304.4

Equity	(23.4)	425.2	(630.0)		(228.2)

b)	To write off the book value of intangible assets in the accounts of the entities acquired and adjust the carrying value of tangible assets acquired,

c)	To record the fair value of the intangible assets acquired by the transaction,

d)	To reflect the payment of the agreed cash purchase price and elimination of the Great White equity accounts,

e)
No deferred tax has been recognized in respect of the asset revaluations. The resulting purchased goodwill is deductible for income tax over a 15-year amortization period. This will result in an income tax credit of USD 6.0 million and USD 3.0 million in the pro forma adjustments to the statements of operations for the periods ended December 31, 2010 and June 30, 2011 respectively, however the resulting income tax credit is off-set by a deferred tax charge, and a corresponding deferred tax liability. Hence the net effect on the pro forma adjustments to the statements of operations for the periods ended December 31, 2010 and June 30, 2011 is zero,

f)	To reflect the financing of the transaction, as described in 12.6.2 above.

12.4.4	Pro forma adjustments to the statement of operations

The adjustments to the accompanying unaudited pro forma statement of operations for the twelve months ended December 31, 2010 and six months ended June 30, 2011 are described below, assuming that the transaction was consummated at January 1, 2010 and January 1, 2011, respectively:

g)
The historical results for ALY for the two month period to February 28, 2011, has been added to the basis of preparation for the six month period ended June 30, 2011, see 12.2.1 above. In addition, the pro forma statements for the period ended June 30, 2011, have been adjusted by an additional USD 1.5 million amortisation and depreciation, being amortisation, for the period ended February 28, 2011, of the fair value adjustments made to ALY fixed and intangible assets, upon the acquisition. The acquisition of ALY is expected to have a continuing impact on future operations.

h)
The financing arrangements are described above in 12.6.2. The pro forma statements of operations reflect an increase in historical interest expense by USD 13.6 million in the year ended December 31, 2010 and USD 5.2 million for the six months ended June 30, 2011 associated with additional debt balances between Archer and its existing lenders that were assumed to be drawn down at the beginning of the period presented. Included in the adjustment is a decrease in un-drawn facility fees of USD 1.3 million and USD 0.3 million for the 12 months ended December 31, 2010 and six months ended June 2011, respectively. USD 0.5 million and USD 1.1 million has been included in the pro forma statements of operations for the period ended June 30, 2011 and December 31, 2010 respectively in respect of amortization of debt finance costs relating to the new debt. These adjustments are expected to have a continuing impact on future operations.

i)
To reflect the net adjustment to depreciation expense for the net increase in estimated fair value of the acquired tangible assets. For purposes of the tangible asset adjustment, the Company analyzed Great White historical carrying values of its assets and adjusted these historical carrying values to fair value. There has been no change to the useful lives of these assets, as they are broadly consistent with Archer policies and assessment of remaining lives. These adjustments generated a net increase in depreciation and amortisation expense in the amount of USD 1.4 million in the 12 months ended December 31, 2010 and USD 0.7 million in the six months ended June 30, 2011. These numbers are preliminary in nature and may alter materially prior to the merger date. This adjustment is expected to have a continuing impact on future operations.

j)
To reflect the net adjustment to amortisation expense for the net increase in estimated fair value of the acquired intangible assets. The acquired intangible assets are displayed in 12.6.3 (a) above. These adjustments generated a net increase in amortisation expense in the amount of USD 6.6 million in the 12 months ended December 31, 2010 and USD 3.4 million in the six months ended June 30, 2011. These numbers are preliminary in nature and may alter materially prior to the merger date. This adjustment is expected to have a continuing impact on future operations.

k)
To record the income tax expense related to the effect of the pro forma adjustments has been recognised at an applicable effective tax rate (approximately 38% for all tax effective adjustments). Figures upon which this tax effect is calculated are preliminary in nature and may materially change within the twelve-month measurement period following the acquisition. This adjustment is expected to have a continuing impact on future operations.

l)
The Company has also assumed, in the pro forma statements of operations that Great White profits have been taxed as if they had arisen in the combined incorporated entity, rather than as a partnership; where income taxes are paid by the partners, resulting in an adjustment to reflect income tax expense of USD 8.0 million and USD 15.3 million in respect of the periods ended December 31, 2010 and June 30, 2011 respectively. This adjustment is expected to have a continuing impact on future operations.

m)
To reflect the payment of the estimated Archer and Great White transaction costs associated with the acquisition totalling USD 4.1 million. These costs represent accounting, legal, consulting, M&A and taxation advice provided by external parties subject to contract, and which are directly attributable to the transaction. These costs are not expected to have a continuing impact on future operations.

n)
Being staff costs previously reported in the entities of Great White not acquired by Archer. As part of the transaction certain staff members have been transferred to the acquired entities therefore the costs of these staff, USD 2.7 million and USD 5.3 million have been included in the pro forma statements for the period ended June 30 2011 and December 31, 2010 respectively. These costs are expected to have a continuing impact on future operations.

o)
Upon acquisition of Great White the brand Great White has been recognised as an intangible asset valued at USD 1.8 million. It is the intention of Archer that the business of Great White will be fully integrated with and marketed as part of the Archer brand within twelve months of the acquisition. The pro forma statements of operations for the periods ended June 30, 2011 and December 31, 2010 have accordingly included USD 0.9 million and USD 1.8 million, respectively for amortization in respect of the Great White brand name. This adjustment is not expected to have a continuing impact on the future operations.

12.5	Pro forma financial statements for Seawell, ALY and Gray for 2010

12.5.1	Overview

The following unaudited pro forma financial statements reflect Seawell as the “acquirer” of ALY for accounting and legal purposes. Accordingly, consideration paid by Seawell for the acquisition of ALY has been allocated to the acquired ALY assets and liabilities based upon their fair values as of February 28, 2011, the date of the consummation of the acquisition. The allocation of the purchase price is based upon a preliminary determination of the fair value of ALY assets and liabilities as of the date of the consummation of the acquisition, which is subject to future adjustments within the measurement period. The allocation of the purchase price of ALY and the accounting treatment of the ALY acquisition was discussed in detail in Form F-4 filed by Seawell in January 2011. Reference is also made to the press release of January 25, 2011, which can be found on the Company’s website www.archerwell.com. Both of these documents are incorporated by reference in Section 13.3.

The unaudited pro forma financial statements of Seawell, ALY and Gray have been prepared using the purchase method of accounting under accounting principles generally accepted in the United States of America, and are based on the historical consolidated financial statements of each of Archer, ALY and Gray which include, in the opinion of the management of all companies, all adjustments necessary to present fairly the results for the periods indicated. The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the acquisitions, (2) factually supportable, and (3) expected to have either a continuing impact or a non-continuing impact on the consolidated results – the effect has been stated after each adjustment. However, the unaudited pro forma financial statements do not give effect to the impact, if any, of cost savings or synergies that may result from the acquisitions. These unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Archer, which are included by reference within the Section 13.3.

12.5.2	Basis of preparation

The historical statements of operations of Seawell and ALY and Gray have been prepared in accordance with accounting principles generally accepted in the United States of America. The historial statements for Seawell and ALY are incorporated by reference in section 13.3 below. There were no transactions between Seawell, ALY and Gray. The following notes set forth the assumptions used in preparing the unaudited pro forma financial statements. The pro forma adjustments are based on estimates made by Archer’s management using information currently available.

Until December 31, 2010 Archer (reporting as Seawell) historically presented its consolidated financial statements in NOK. For inclusion in the table below, Seawell’s historic audited statement of operations for the year ended December 31, 2011 has been converted to USD at average quarterly rates, approximating to an annual average rate for 2010 of NOK to USD rate of 6.0274. The translation of Archers Historial financial statemenst is discussed in 9.1.1 above.

The unaudited pro forma financial information is prepared on the basis of US GAAP accounting principles applied by Archer. No significant differences between the accounting principles applied by Archer and those adopted by ALY or Gray have been identified and therefore no adjustment for this was required in the preparation of the unaudited pro forma consolidated financial information.

 The adjustments to the accompanying unaudited pro forma balance sheet as of December 31, 2010 are described in 12.7.4 below:

Gray results for 2010.

The results of Gray were consolidated into the accounts of Seawell with effect from December 16, 2010, the inclusion of Gray results did not have any material impact on the historical consolidated results of Seawell for the year ended December 31, 2010. Gray’s financial year-end is June 30. For the purposes of the pro forma statement of operations above, the results for Gray have been obtained by combining monthly financial management information obtained from Gray for the 12 months ended December 31, 2010. The management information used is produced on the same basis, and using the same accounting principles, as the annual accounts. Grays management information is unaudited. The documents containing the management information have not been included in this prospectus as they do not contain any information additional to that disclosed in section 12.5.3 below.

12.5.3	Pro forma statement of operations for Seawell, ALY and Gray for the year ended December 31, 2010

				Pro forma adjustments
For the Twelve Months Ended December 31, 2010 (in USD millions) (Unaudited)	Seawell Historical (Unaudited)	ALY Historical (audited)	Gray Historical (unaudited)	Deprec. and Amort. Adjust.	Interest Adjust.	Transaction Adjust.	Other Adjust.	Total pro-forma Adjust.		Pro forma Consolidated
Operating revenues				(a)	(b)	(c)
Operating revenues	612.0	659.7	96.0					-		1,367.7
Reimbursables	106.7	-	-					-		106.7
Total operating revenues	718.7	659.7	96.0					-		1,474.4

Operating expenses
Operating expenses	504.3	508.8	73.4					-		1,086.5
Reimbursables expenses	102.7	-	-					-		102.7
Depreciation and amortisation	22.6	88.9	7.1	8.9				8.9	(a)	127.5
Impairment of brand name							5.1	5.1	(d)	5.1
Selling, general & admin.	25.2	60.4	4.8			26.3		26.3	(c)	116.7
Total operating expenses	654.8	658.1	85.3	8.9		26.3	5.1	40.3		1,438.5

Operating income/(loss)	63.9	1.6	10.7	(8.9)		(26.3)	(5.1)	(40.3)		35.9

Financial Items
Interest income	1.5	0.5	-					-		2.0
Interest expense	(22.2)	(45.8)	(18.8)		5.2			5.2	(b)	(81.6)
Other financial items	(15.6)	(3.2)	(17.1)					-		(35.9)
Total financial items	(36.3)	(48.5)	(35.9)		5.2			5.2		(115.5)

Income before income taxes	25.6	(46.9)	(25.2)	(8.9)	5.2	(26.3)	(5.1)	(35.1)		(79.6)

Income taxes	(15.3)	(30.0)	8.9	3.5	0.1	10.0	(11.8)	1.8	(e)	(34.6)

Net income	12.3	(76.9)	(16.3)	(5.4)	5.3	(16.3)	(16.9)	(33.3)		(114.2)

Net income (loss) attributable to common stockholders	12.2	(76.9)	(16.3)	(5.4)	5.3	(16.3)	(16.9)	(33.3)		(114.2)
Net income (loss) attributable to the non-controlling interest	0.1	-	-	-	-	-	-	-
Net income (loss) attributable to the non-controlling interest	(0.1)	-	-							(114.1)
										(0.1)

12.5.4	Pro forma adjustments to the statement of operations

The adjustments to the accompanying unaudited pro forma statement of operations for the twelve months ended December 31, 2010 described below, assuming that the transactions were consummated at January 1, 2010:

(a) Depreciation adjustments

Depreciation and amortization has been adjusted to reflect the net decrease in estimated fair value of the acquired tangible and intangible assets. For purposes of the tangible asset adjustment, the Company analyzed Allis-Chalmer’s historical carrying values of its rigs and related assets and adjusted these historical carrying values to fair value. There has been no change to the useful lives of these assets, as they are broadly consistent with Archer policies and assessment of remaining lives. These adjustments generated a net decrease in depreciation and amortisation expense in the amount of USD 9.1 million in the 12 months ended December 31, 2010. These numbers are subject to alteration, if new information emerges during the measurement period, of twelve months following merger date, which related to facts that had already occurred at the valuation date. This adjustment is expected to have a continuing impact on future operations.

Amortisation expense has also been adjusted to reflect the net increase in estimated fair value of the acquired intangible assets. These adjustments generated a net increase in amortisation expense in the amount of USD 13.6 million in the 12 months ended December 31, 2010. These numbers are preliminary in nature and are subject to alteration within the measurement period following merger date. This adjustment is expected to have a continuing impact on future operations

The adjustment also includes USD 4.4 million amortisation, being amortisation, for the year ended December 31 2010, of the value of Customer relationships recognised upon the acquisition, of Gray and the amortisation of the uplift in the valuation of the fixed assets acquired. A deferred tax effect of a credit of USD 1.8 million has also been recognised in the adjustment. This adjustment is expected to have a continuing effect on Archer’s operations.

(b) Interest costs

Interest expense has been adjusted to reduce historical interest expense by USD 5.4 million for the year ended December 31, 2010 associated with debt balances between Seawell and Seadrill Limited and Fokus Bank that were assumed to be repaid at the beginning of the period presented. This adjustment is expected to have a continuing impact on future operations.

(c) Transaction costs.

To reflect the payment of the transaction and integration costs associated with the acquisitions of ALY and Gray totalling USD 26.3 million. These costs represent accounting, legal, consulting, M&A and taxation advice provided by external parties subject to contract, and which are directly attributable to the transaction and the integration. The costs were actually incurred following the acquisitions in 2011 and are not expected to have a continuing impact on future operations.

(d) Impairment of brand name.

Upon the acquisition of ALY the Allis-Chalmers brand name was recognised at a fair value of USD 5.1 million. Immediately following the acquisition this intangible assets was written off following the decision to re-brand Archer. This cost is not expected to have a continuing impact on future operations.

(e) Deferred Income tax

In the pro forma statement of operations, table [12.8.3], tax has been provided at the estimated applicable effective tax rate of 38% in respect of tax effective adjustments. This adjustment is expected to have a continuing impact on future operations.

In 2011, ALY have re-stated their 2010 results to reflect an additional tax charge of USD 37.4 million tax, resulting from a valuation allowance made against reported deferred tax assets. Following the re-assessment of the recoverability of deferred tax assets in connection with US operations, no further tax credits are currently being recognised in respect of the US operation of ALY. Pursuant to this policy, no tax has been recognised in respect of the pro forma adjustments made to the pro forma results of ALY in the pro forma statement of operations 12.7.3. This tax adjustment is not expected to have a continuing impact on future operations.

12.6	Auditor’s statement to the pro forma financial figures

The Company’s auditor PricewaterhousCoopers AS has issued a report to the pro forma adjustments regarding the pro forma consolidation financial statements of Archer. The report is included in Appendix 2 to this Prospectus.

13           Additional Information

13.1	Documents on display

Copies of the following documents will be available for inspection at the Company’s registered office during normal business hours from Monday to Friday each week (except public holidays) for a period of 12 months from the date of this Prospectus:

i.	the Memorandum of Association of the Company;

ii.
Archer historical audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and unaudited interim consolidated financial statements second quarter and the six months ended June 30, 2010 and 2011, and the annual accounts for the Company’s major subsidiaries for 2008-2010;

iii.	stock exchange notices, including quarterly reports, distributed by the Company through Oslo Børs’ information system;

iv.	all reports, letters, and other documents and statements prepared by any expert at Archer’s request any part of which is included or referred to in this Prospectus; and

v.
the audited consolidated balance sheet as of December 31, 2010 and 2009 and the related statements of operation for the years ended December 31, 2010, 2009 and 2008 and the unaudited interim consolidated financial statements second quarter and the six months ended June 30, 2011 and 2010, for GWH.

13.2	Third party information

The information in this Prospectus that has been sourced from third parties has been accurately reproduced and, as far as the Company is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

13.3	Documents incorporated by references

The below listed documents are incorporated by reference and are available at the Company’s website:

Document:	Chapter in Prospectus:	Reference:	Internet:
Archer Limited Bye-laws	Section 11	Company web-page	http://www.archerwell.com/page/53/bye-laws.htm
Archer Limited Second quarter and six months 2011 results	Section 9 and 10	Company web-page	http://www.archerwell.com/userfiles/file/2011%20Q2%20results.pdf
Archer Limited, consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, including auditors report	Section 9 and 10	Information Memorandum, dated 12 September 2011, Appendix 3, page A71-A90	http://www.archerwell.com/page/65/information-memorandum.htm
Seawell Limited (Archer), annual report for 2009, including auditors report	Section 10.1	Company web-page	http://www.archerwell.com/financial-reports/42/financial-reports.htm
Seawell Limited (Archer), annual report for 2008, including auditors report	Section 10.1	Company web-page	http://www.archerwell.com/financial-reports/42/financial-reports.htm
Seawell Limited (Archer), annual report for 2007, including auditors report	Section 10.1	Company web-page	http://www.archerwell.com/financial-reports/42/financial-reports.htm
GWH’s consolidated financial statements for the quarter and the six months ended 30 June 2011 and 2010	Section 12	Information Memorandum, dated 12 September 2011, Appendix 5, page A98-A100	http://www.archerwell.com/page/65/information-memorandum.htm

GWH’s consolidated balance sheet as of 31 December 2010 and 2009 and the related statements of operation for the years ended 31 December 2010, 2009 and 2008, including auditors report	Section 12	Information Memorandum, dated 12 September 2011, Appendix 6, page A101	http://www.archerwell.com/page/65/information-memorandum.htm
Allis-Chalmers’s Annual Report on Form 10-K for the year ended 31 December 2010, including auditors report	Section 12	SEC Web site, www.sec.gov	http://www.sec.gov/Archives/edgar/data/3982/000095012311082119/0000950123-11-082119-index.htm
Allis-Chalmers Quarterly Report on Form 10-Q for the quarter ended 30 June 2010	Section 12	Prospectus, dated 25 November 2010, Appendix 5, page A58	http://www.archerwell.com/page/49/prospectus.htm
Allis-Chalmers’s Annual Report on Form 10-K for the year ended 31 December 2009, including auditors report	Section 12	Prospectus, dated 25 November 2010, Appendix 6, page A80	http://www.archerwell.com/page/49/prospectus.htm
Allis-Chalmers’s Annual Report on Form 10-K for the year ended 31 December 2008, including auditors report	Section 12	Prospectus, dated 25 November 2010, Appendix 7, page A138	http://www.archerwell.com/page/49/prospectus.htm
Allis-Chalmers’s Annual Report on Form 10-K for the year ended 31 December 2007, including auditors report	Section 12	Prospectus, dated 25 November 2010, Appendix 8, page A192	http://www.archerwell.com/page/49/prospectus.htm
Seawell Limited Registration Statement under the Securities act of 1933 on Form F-4	Section 12	SEC Web site, www.sec.gov	http://www.sec.gov/Archives/edgar/data/1498927/000119312511012233/df4a.htm#toc77118_96
Acher Press release dated 25 January 2011	Section 12	Press release dated 25 January 2011	http://www.archerwell.com/news-release/22/seaw-merger-with-allis-chalmers-energy-inc.htm

14           Definitions and Glossary

The following definitions and glossary apply in this Prospectus unless dictated otherwise by the context, including the foregoing pages of this Prospectus.

Acquisition:	The acquisition of Great White.
Allis-Chalmers or ALY	Allis-Chalmers Energy Inc.
Archer common share(s)	“Archer common shares” means common shares in the capital of the Company, each with a par value of USD 2.00 and “Archer common share” means any one of them.
Archer Group:	Archer Limited and its consolidated subsidiaries.
Archer Management (Bermuda):	Archer Management (Bermuda) Limited.
Archer:	Archer Limited and its consolidated subsidiaries.
Board:	The board of directors of the Company.
Borrowed Shares:	The 15,500,000 existing Shares that the Company borrowed from Seadrill in order to facilitate immediate trading on Oslo Børs.
Bye-laws:	The Company’s Bye-laws as approved by the Company’s general meeting.
Code:	Norwegian Code of Practice for Corporate Governance.
Companies Act:	The Bermuda Companies Act of 1981.
Company:	Archer Limited, a Bermuda public limited liability company with registration number 40612.
Director:	A director of the Company.
EBIT:	Earnings before interest and taxes.
EBITDA:	Earnings before interest, taxes, depreciation and amortization.
EEA:	European Economic Area.
First Private Placement:	The private placement of 12.7 million Shares directed towards Seadrill and Lime Rock as announced on August 26, 2011.
Former Stockholders:	Former stockholders of ALY having agreed to a settlement agreement with the Company, pursuant to which the Company shall issue 228,620 Shares.
General Management Agreement:	The Company’s general management agreement with Archer Management Bermuda as set out under Section [7.2.1].
Great White:	The operating companies of Great White Energy Services, acquired by Archer.
Gray Wireline or Gray:	Gray Wireline Services Inc., a wholly owned subsidiary of the Company.
Investors:	The investors participating in the Second Private Placement excluding Seadrill.
Lime Rock:	Lime Rock Partners.
Listing:	The listing of the New Shares and the Settlment Shares on Oslo Børs.
Managers:	RS Platou Markets AS, Pareto Securities AS, Carnegie ASA, DnB Markets, Danske Bank, First Securities.
Memorandum of Association:	Memorandum of Association of Archer Limited dated 31 August 2007, as amended.
New Shares:	30,000,000 new shares issued in the Second Private Placement.
NFSA:	The Norwegian Financial Supervisory Authority (Nw. “Finanstilsynet”)
NOK :	Norwegian Kroner, the lawful currency of Norway.
Norwegian Code of Practice for Corporate Governance:	”The Norwegian Code of Practice for Corporate Governance”, recommended by Norsk Utvalg for Eierstyring og Selskapsledelse (NUES) of 21 October 2009.
Norwegian Public Limited Companies Act:	The Norwegian Public Limited Companies Act of 13 June 1997, no. 45 (Nw. allmennaksjeloven).

Norwegian Securities Trading Act:	The Norwegian Securities Trading Act of 29 June 2007, no. 75 (Nw. verdipapirhandelloven).

Oiltools:	Archer Oil Tools AS, a wholly owned subsidiary of the Company
Oslo Børs:	Oslo Børs ASA (in English: “the Oslo Stock Exchange”).
Oil Tools:	Peak Well Solutions AS, a wholly owned subsidiary of the Company, now renamed to Archer Oil Tools AS.
PPA:	Purchase price allocation.
Prospectus Directive:	Directive 2003/71/EC of the European Parliament and the Council of 4 November 2003 regarding information contained in prospectuses.
Prospectus:	This Prospectus, dated November 14, 2011.
Registrar:	Nordea Bank Norge ASA, Verdipapirservice, Middelthunsgt, 17, 0107 Oslo, Norway
Seadrill:	Seadrill Limited, a Bermuda public limited liability company with registration number 36832.
Second Private Placement	The private placement of the New Shares as announced on August 31, 2011.
Settlement Shares:	240,120 Shares to be issued as part of a settlement agreement between the Company and Former Stockholders, and shares to be issued to correct a ministerial error.
Share(s):	“Shares” means common shares in the capital of the Company, each with a par value of USD 2.00 and “Share” means any one of them.
TecWel:	TecWel AS, a wholly owned subsidiary of the Company.
U.S. Securities Act:	The U.S. Securities Act of 1933, as amended.
US GAAP:	The generally accepted accounting principles in the United States of America.
USD :	United States Dollars.
VMB:	V0 Mechanical Barrier.
VPS account:	An account with VPS for the registration of holdings of securities.
VPS:	The Norwegian Central Securities Depository (Nw. Verdipapirsentralen or VPS).

Appendix 1: Auditors Statement on Pro Forma

pwc

PricewaterhouseCoopers AS
Kanalsletta 8
Postboks 8017
NO-4068 Stavanger
Telephone +47 95 26 00 00

To the Directors and Shareholders of Archer Limited

Independent assurance report on pro forma financial information

We have examined the Pro Forma Financial Information in section 12 of the Prospectus, comprising the pro forma balance sheet of Archer Limited (the "Company") as of June 30, 2011, the related pro forma statement of operations for the 6 months then ended and the pro forma consolidated statement of operations for the year ended December 31, 2010.  This Pro Forma Financial Information has been prepared for illustrative purposes solely to show what the significant effects on the consolidated accounts of Archer Limited might have been had the transactions described in section 12 of the Prospectus occurred on the earlier dates, as set out in section 12.2 of the Prospectus. This Pro Forma Financial Information is the responsibility of the Board of Directors.  It is our responsibility to provide the opinion required by item 7 of Annex II to the EU Regulation No 809/2004 as included in the Norwegian Securities Trading Act section 7-13.  We are not responsible for expressing any other opinion on the pro forma financial information or on any of its constituent elements.

We conducted our examination in accordance with the Norwegian Standard on Assurance Engagements 3000 "Assurance Engagements Other than Audits or Reviews of Historical Financial Information".  Our work consisted primarily of comparing the unadjusted financial information with the source documents, obtaining evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Based on our examination, in our opinion:

a)	the pro forma financial information has been properly compiled on the basis stated;
b)	such basis is consistent with the accounting policies of the issuer.

This report is issued for the sole purpose of the Prospectus required by item 7 of Annex II to the EU Regulation No 809/2004 as included in the Norwegian Securities Trading Act section 7-13 as set out in the Prospectus.  This report is not appropriate for other jurisdictions than Norway and should not be used or relied upon for any purpose other than to comply with item 7 of Annex II to the EU Regulation No 809/2004.

Stavanger, November 14, 2011
PricewaterhouseCoopers AS

Tom Notland
State Authorised Public Accountant (Norway)

Appendix 2: Annual Report for 2008 for Gray Wireline

Gray Wireline Service, Inc.
and Subsidiaries

Consolidated Financial Statements
For the Years Ended June 30, 2008 and 2007

Gray Wireline Service, Inc. and Subsi	diaries

Contents

Independent Auditors’ Report	3

Consolidated Financial Statements

2

700 North Pearl, Suite 2000 Dallas, Texas 75201 Telephone: 214-969-7007 Fax: 214-953-0722

Independent Auditors’ Report

Board of Directors
Gray Wireline Service, Inc.
Fort Worth, Texas

We have audited the accompanying consolidated balance sheets of Gray Wireline Service, Inc. (the “Company”) as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gray Wireline Service, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

September 19, 2008

3

June 30,	2008	2007

Assets

Current Assets
Cash and cash equivalents	$5,709,455	$4,278,626
Accounts receivable, net	22,547,463	16,699,383
Inventory	286,461	-
Prepaid income tax	-	2,216,561
Deferred income tax assets	1,860,237	1,317,539
Other current assets	479,223	638,639

Total current assets	30,882,839	25,150,748

Property and equipment, net	40,731,670	32,280,976

Intangible assets, net	5,096,929	5,921,500

Goodwill	21,603,270	21,528,918

Debt issue costs, net	4,326,492	5,268,143

Other assets	130,000	20,000

Total assets	$102,771,200	$90,170,285

4

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Balanc	e Sheets

June 30,	2008	2007

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$4,543,639	$4,215,940
Accrued liabilities	3,943,856	8,141,085
Income tax payable	1,782,349	729,692
Equipment financing	825,464	-

Total current liabilities	11,095,308	13,086,717

Long-term debt	121,000,000	121,000,000

Other liabilities	125,000	-

Deferred income tax liabilities	5,703,174	3,786,434

Total liabilities	137,923,482	137,873,151

Stockholders’ equity
Common stock, $1 par value, 100 shares issued and outstanding ,100,000 shares authorized	100	100
Additional paid in capital	7,471,703	7,185,633
Retained earnings (deficit)	(42,624,085)	(54,888,599)

Total stockholders’ equity (deficit)	(35,152,282)	(47,702,866)

Total liabilities and stockholders’ equity	$102,771,200	$90,170,285

See accompanying notes to consolidated financial statements.

5

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Statements o	f Income

For the years ended June 30,	2008	2007

Revenue	$120,089,894	$88,259,597

Operating expenses	86,391,441	70,555,153

Income from operations	33,698,453	17,704,444

Other expense
Other expense (income), net	(77,045)	84,517
Interest expense	13,938,656	8,331,171

Total other expense	13,861,611	8,415,688

Income before income tax expense	19,836,842	9,288,756

Income tax expense	7,572,328	4,091,004

Net income	$12,264,514	$5,197,752

See accompanying notes to consolidated financial statements.

6

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Statements of Stockholde	rs' Equity

Common Stock
	Shares	Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total

Balance, June 30, 2006	100	$100	$4,150,463	$559,305	$4,709,868

Net income	-	-	-	5,197,752	5,197,752

Contribution by Parent	-	-	2,749,100	-	2,749,100

Stock-based compensation	-	-	286,070	-	286,070

Dividends	-	-	-	(60,645,656)	(60,645,656)

Balance, June 30, 2007	100	100	7,185,633	(54,888,599)	(47,702,866)

Net income	-	-	-	12,264,514	12,264,514

Stock-based compensation	-	-	286,070	-	286,070

Balance, June 30, 2008	100	$100	$7,471,703	$(42,624,085)	$(35,152,282)

See accompanying notes to consolidated financial statements.

7

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Statements of Ca	sh Flows

For the years ended June 30,	2008	2007

Cash flows from operating activities:
Net income	$12,264,514	$5,197,752
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7,614,939	4,628,825
Bad debt provision	(107,611)	316,748
Loss on disposition of fixed assets	62,948	282,336
Stock-based compensation	286,070	286,070
Deferred income taxes	1,374,042	598,279
Changes in operating assets and liabilities, net of businesses acquired:
Accounts receivable	(5,740,469)	(8,467,051)
Inventory	(88,826)	-
Other assets	2,375,977	(1,567,951)
Accounts payable	327,700	2,357,963
Accrued liabilities	(4,322,230)	6,677,827
Income tax payable	1,052,658	(1,500,786)

Net cash provided by operating activities	15,099,712	8,810,012

Cash flows from investing activities:
Purchase of property and equipment	(13,266,510)	(10,446,949)
Cash paid in business acquisitions	(885,000)	(16,352,390)
Proceeds from the sale of fixed assets	604,563	363,883

Net cash used in investing activities	(13,546,947)	(26,435,456)

Cash flows from financing activities:
Payment of debt	-	(43,487,500)
Proceeds from debt	-	120,736,035
Cash paid on capital leases	(121,936)	-
Contribution by Parent	-	2,249,600
Cash dividends	-	(60,645,656)

Net cash provided by financing activities	(121,936)	18,852,479

See accompanying notes to consolidated financial statements.

8

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Statements of Ca	sh Flows
(c	ontinued)

For the years ended June 30,	2008	2007

Net increase in cash and cash equivalents	$1,430,829	$1,227,035

Cash and cash equivalents at beginning of year	4,278,626	3,051,591

Cash and cash equivalents at end of year	$5,709,455	$4,278,626

Supplemental disclosures of cash flow information:
Interest paid	$15,998,880	$5,367,238
Income taxes paid	6,672,800	7,641,195

Summary of non-cash transactions:
Property and equipment contributed for equity	-	499,500
Debt issue costs financed	-	5,563,965
Equipment financed	926,841	-

See accompanying notes to consolidated financial statements.

9

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

1.	Background and Summary of Significant Accounting Policies
Background - Gray Wireline Service, Inc. (the “Company”) provides wellsite services to oil and gas operators in the United States as an electric wireline and slickline service company specializing in cased-hole services.  The Company began operations in Levelland, Texas in 1983 and expanded into nearby Andrews, Texas in 1995.  Accelerated expansion plans were initiated in 2004 and 2005 resulting in the addition of six new locations.  This expansion continued in 2006 and 2007 with four new locations through internal expansion and four more locations through acquisitions.  In 2008, the Company added another location through internal expansion. The Company now operates seventeen locations in Texas, Oklahoma, New Mexico, Pennsylvania, and southern Louisiana.  The Louisiana location offers both land and offshore services.  The Company is in the process of adding its eighteenth location in Mississippi, also through internal expansion.

The Company’s services are required on virtually every new well drilled and completed in the cased-hole environment.  In addition, the Company’s services are performed on workover wells and re-completions of existing producing wells.  Services provided include: pipe recovery, cement evaluation, production logging, mechanical services, pipe evaluation, perforating, pressure control, formation evaluation, crane services and slickline.  In 2008, the Company added two new services, snubbing services and tracer tagging services.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, Southern Wireline Service, Inc. in 2007 and 2008, and MP&A Wireline Products, Inc. (“MP&A”) in 2008.  All significant intercompany transactions and balances have been eliminated.

On November 30, 2007, the Company acquired the assets of a small manufacturer of wireline related parts and equipment through its wholly-owned subsidiary, MP&A. Accordingly, MP&A’s financial results from the date of acquisition are included in the accompanying consolidated financial statements of the Company.

10

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Certain prior year amounts have been reclassified to conform to current year presentation.
Cash and Cash Equivalents - For purposes of reporting cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

Accounts Receivables - Trade receivables are recorded at the stated amount less a reserve for uncollectible accounts.  The Company does not generally charge interest on trade receivables.  As of June 30, 2008 and 2007, the Company’s allowance for uncollectible accounts was approximately
$296,000 and $403,000, respectively. The reserve is calculated based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable and historical experience.  After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Revenue Recognition - Revenues are recognized as jobs are completed.  Costs and expenses are recognized as incurred.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation, computed on a straight-line method.  Estimated useful lives of property and equipment are as follows:

    Buildings and improvements            15 - 40 years
    Machinery and equipment                 5 - 10 years

Gains or losses on dispositions are credited or charged to earnings. Maintenance, repairs, and minor improvements are charged to expense as incurred.  Significant interest costs incurred during construction of fixed assets are capitalized.  No interest was capitalized during the years ended June 30, 2008 and 2007.

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that such carrying value may not be recoverable.  If an asset is considered to be impaired, the impairment recognized is measured by the amount by which

11

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

the carrying value of the asset exceeds the fair value of the asset.  No impairment of property and equipment existed at June 30, 2008 and 2007.

Goodwill - Goodwill represents the difference between the purchase price of acquired businesses and the fair value of their net assets. The Company tests annually for goodwill impairment.  No impairment of goodwill existed at June 30, 2008 and 2007.

Debt Issue Costs - Debt issue costs represent costs incurred in connection with financing acquisitions made by the Company.  The costs are being amortized to interest expense on the effective interest method, over the lives of the respective debt agreements.

Stock-Based Compensation - The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated fair values.

The Company uses the Black-Scholes option-pricing model (“Black-Scholes model”) to determine the fair-value of stock-based awards. Stock-based compensation expense recognized for fiscal 2008 and fiscal 2007 was $286,070 and $286,070, respectively, which consisted of stock-based compensation expense related to employee stock options vesting according to schedule.

The weighted average assumptions used for 2007 and the resulting estimates of weighted-average fair value per share of options granted are as follows:

2007

Expected life of stock options	7 years
Interest rate	4.74% to 5.05%
Volatility	34.55
Dividend yields	0.0
Weighted-average fair value of stock options granted	$ 852.28

12

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Pursuant to SFAS 123(R) expected volatility assumptions are based on the historical volatility of a Company’s common stock.  Because the Company is private, neither historical nor implied volatility information is available.  As a result, the Company used guideline companies to estimate a reasonable volatility.  The Company based its expected life assumptions on its historical experience and the terms and conditions of the stock options granted to employees.

The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income.

Since stock-based compensation expense recognized in the Company’s consolidated statements of income for the years ended June 30, 2008 and 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.  SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  There were no additional options granted in 2008.

Income Taxes - Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end.  A valuation allowance is recognized when management believes, based on available evidence, that it is more likely than not that existing deferred tax assets will not be realized.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. The majority of cash is

13

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

maintained with major financial institutions.  To date, the Company has experienced no losses in connection with these accounts.  Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. Many of these customers are major oil companies or major independents where the credit risk is minimal.  The Company does not generally require collateral to support accounts receivable.

Financial Instruments - Carrying values of cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these assets and liabilities.  Debt consists of borrowings under terms consistent with those currently available to the Company from third parties.  The carrying value of these borrowings approximates fair value.

2.	Acquisition	During the year ended June 30, 2008, the Company acquired the following businesses:

		·	In November, 2007, the Company acquired substantially all the operating assets of Machined Products and Assemblies, Inc. (“Machined Products”), with operations located in Fort Worth, Texas.

		·	In April, 2008, the Company acquired substantially all of the operating assets of Tracer Tech Service, Inc. (“Tracer Tech”), with operations in Odessa, Texas.

Tracer Tech operates in substantially the same business as the Company. Machined Products manufactures wireline related parts and equipment. These acquisitions were entered into to strengthen the Company’s source of equipment and expand the Company’s service offerings. The total purchase price of $1,135,000 for these acquisitions was allocated to the acquired assets based on estimates of their respective fair values. Goodwill of approximately $74,352 is expected to be fully deductible for tax purposes. As part of the consideration for the MP&A acquisition, there is recorded a non-interest bearing liability of $250,000 payable in two annual installments of $125,000 each beginning November 30, 2008.

14

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

The following is a summary of the allocation of the total purchase price as of the dates of the acquisitions:

Total

Inventory	$197,635
Property, plant and equipment	380,253
Other assets	110,000
Intangible assets	393,319
Goodwill	74,352
Capital lease obligation	(20,559)

$1,135,000

Operations of the entities acquired are included in the accompanying consolidated statements of income from the dates of acquisition.

During the year ended June 30, 2007, the Company acquired two other wireline service providers, Southern Wireline Service, Inc. and Falcon Wireline LLC, for consideration of $16,851,890.  Goodwill of $5,415,222 was recognized during the year ended June 30, 2007 as a result of these acquisitions.

3.	Goodwill and Other Intangibles
Definite-lived intangible assets at June 30, 2008 consisted of customer relationships. Aggregate amortization expense related to these assets was $1,217,890 and $657,944 for the years ended June 30, 2008 and 2007, respectively.  Accumulated amortization at June 30, 2008 and 2007 was $1,875,833 and $657,944, respectively.  The weighted average amortization period is estimated to be 10 years.

Estimated amortization expense for the following five years is expected to be as follows:

Year ending June 30,

2009	$1,007,903
2010	806,323
2011	645,320
2012	515,875
2013	455,710

15

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

The changes in the carrying amount of goodwill for the years ended June 30, 2008 and 2007, are as follows:

Balance as of June 30, 2006	$16,113,696

Goodwill acquired during year	5,415,222

Balance as of June 30, 2007	21,528,918

Goodwill acquired during year	74,352

Balance as of June 30, 2008	$21,603,270

4.	Accounts Receivable	Accounts receivable are summarized as follows:

June 30,	2008	2007

Trade receivables	$22,566,516	$16,790,726
Allowance for bad debts	(295,639)	(403,250)

Trade receivables, net	22,270,877	16,387,476
Insurance claims receivable	269,672	305,985
Employee loans	6,914	5,922

Accounts receivable, net	$22,547,463	$16,699,383

5.	Property and Equipment	Major classifications of property and equipment are summarized as follow:

June 30,	2008	2007

Land	$792,795	$475,588
Buildings and equipment	48,085,660	36,743,181
Construction in progress	2,415,130	488,474

	51,293,585	37,707,243
Less accumulated depreciation and amortization	10,561,915	5,426,267

Net property and equipment	$40,731,670	$32,280,976

Depreciation expense	$5,455,399	$3,534,395

16

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Included in property and equipment is approximately $947,000 of equipment used in operations which was acquired through a short-term equipment financing arrangement at 12% interest and monthly payments of approximately $33,000.

6.	Operating Leases
The Company has entered into operating lease agreements for buildings and equipment. Commitments under non-cancellable operating lease agreements provide for future minimum rental payments as of June 30, 2008, as follows:

Years ending June 30,

2009	$1,222,734
2010	888,537
2011	741,055
2012	351,246
2013	48,000

Total minimum rental payments	$3,251,572

Rental expenditures in 2008	$3,400,054
Rental expenditures in 2007	$1,530,955

7.	Long-Term Debt	Long-term debt at June 30, 2008 and 2007, consisted of the following:

	2008	2007

Note payable to Golub Capital (First Out Term Loan) with interest at Eurodollar rate plus 3.25% (6.44% at June 30, 2008), interest only due in quarterly payments or per interest period selected by Borrower (1,2,3, or 6 months) through maturity (February 28, 2013), secured by first priority security interest in all assets of the Company, except accounts receivable.	$40,000,000	$40,000,000

Note payable to Apollo Investment Corporation (Second Out Term Loan) with interest at rate of 12.25%, interest only due in quarterly payments beginning March 31, 2007 through maturity (February 28, 2013), secured by second priority security interest in all assets of the Company, except accounts receivable.	77,500,000	77,500,000

17

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Subordinated note payable to Master Wireline, L.P. with interest at 6%, interest only on outstanding principal payable semi-annually beginning January 1, 2007 through maturity (earlier of the seventh anniversary of the issuance date or the date of the sale of the Company), secured by equipment.	3,500,000	3,500,000

Long-term debt	$121,000,000	$121,000,000

The Company also has available a $15,000,000 Revolving Credit Line with Amegy Bank.  This facility bears interest at the greater of the prime rate or the sum of the Federal Funds Rate plus 0.5% payable monthly through December 31, 2011 and is secured by first priority security on accounts receivable.  The Borrowing Base is 85% of eligible accounts receivable.  No amounts were outstanding at June 30, 2008 or 2007 under this agreement.

The debt with Apollo Investment Corporation, Golub Capital, and Amegy Bank is subject to certain financial covenants related primarily to the maintenance of minimum EBITDA levels and leverage ratios.  At June 30, 2008, the Company was in compliance with all covenants.

Maturities of long-term debt are as follows:

Year ending June 30,	Amount

2009	$-
2010	-
2011	-
2012	-
2013	121,000,000

$121,000,000

8.	Income Taxes	The provision for income taxes consists of the following:

Year ending June 30,	2008	2007

Current taxes	$6,198,286	$3,177,674
Deferred taxes	1,374,042	913,330

Total	$7,572,328	$4,091,004

18

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

The income tax provision differs from the amounts that would be determined through the application of the federal statutory rate to pre-tax income due to the effect of graduated income tax rates, non deductible expenses and state income taxes.

Deferred tax liabilities in the amount of $5,703,174 and $3,786,434 have been recognized as of June 30, 2008 and 2007, respectively.   Such differences arise primarily from different methods between financial reporting and tax return purposes of calculating depreciation on property and equipment.

Net deferred tax assets in the amount of $1,860,237 and $1,317,539 have been recognized as of June 30, 2008 and 2007, respectively, primarily due to the timing of deducting certain accrued expenses and allowances for bad debts.

9.	Stockholders’ Equity
In connection with the acquisition of Southern Wireline Service, Inc., $499,500 of  the acquisition proceeds paid to two of Southern’s shareholders  consisted of ownership in Gray Energy.  This transaction has been reported as a capital contribution by Gray Energy in the accompanying consolidated statements of stockholders’ equity for the year ended June 30, 2007.

In connection with the acquisition of Falcon Wireline, one of Falcon’s shareholders contributed $249,750 to the Company in exchange for ownership in Gray Energy.  This transaction has been reported as a capital contribution by Gray Energy in the accompanying consolidated statements of stockholders’ equity for the year ended June 30, 2007.

In connection with the refinancing of Gray’s debt structure, Apollo Investment Corporation, contributed $1,999,850 to the Company in exchange for ownership in Gray Energy.  This transaction has been reported as a capital contribution by Gray Energy in the accompanying consolidated statements of stockholders’ equity for the year ended June 30, 2007.

10.	Stock Option	During fiscal 2007 a parent of the Company (“Gray Holdco, Inc.”) issued options for the purchase of stock to employees of the Company. Options were issued under three separate option plans as follows:

19

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Series A – Options on 1,012.5 shares issued to members of management.  Options vest over 4 years based on the Company meeting Free Cash Flow targets as specified in the option plan.

Series B – Options on 1,012.5 shares issued to members of management.  Options vest only upon a change of control based on the meeting of return on investment target rates as specified in the option plan.

New Hire Plan – Options on 663 shares available to issue to members of management.  Options vest equally over 4 years.

The option plans specify that Gray Holdco, Inc.  has the right (but not the obligation) to repurchase any shares obtained through exercise and held by the Option Holder at the time of their termination or breach of contract.

All stock options have seven-year contractual terms.  At June 30, 2008, there were 315 additional shares available for grant under the Series A and Series B option plans.  There were no options granted in fiscal year 2008.

A summary of the status of the Company’s stock options is presented below:

		Average
	Number of Shares	Exercise Price

Balance at July 1, 2006	-	$-

Granted	2,688	1,850
Forfeited	-	-

Balance at June 30, 2007	2,688	$1,850

Granted	-	-
Forfeited	-	-

Balance at June 30, 2008	2,688	$1,850

At June 30, 2008, the number of options exercisable was 335.  No options were exercised for the year June 30, 2008.  The intrinsic value of options was zero as of June 30, 2008. As of June 30, 2008, the unrecognized

20

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

compensation expense related to the unvested portion of stock options was to be recognized as follows:

Series A - $518,055 – To be recognized ratably over three years based on the Company meeting certain Free Cash Flow targets.

Series B - $863,425 – To be recognized upon a change of control.

New Hire Plan - $340,155 – To be recognized ratably over the requisite service period which is estimated to be three years.

11.	Health Care Coverage
During the year ended June 30, 2008 and 2007, all employees were covered by a health care insurance plan.  The Company pays the total premium cost for the employee.  Employee contributions are used solely for dependent coverage under the dental plan.  Dependent coverage is paid through authorized payroll withholdings.  The health care plan is a group health insurance plan, and the terms of coverage and premium costs are included in the contractual provisions.

12.	401(k) Plan
Beginning July 1, 2007, a 401(k) Plan became available and is open to all employees over 21 years of age with six months of service.  The plan is administrated by the third party payroll service provider and is designed to be a self-directed plan.  Under the plan, any employer match is discretionary.

21

Appendix 3: Annual Report for 2009 for Gray Wireline

Gray Wireline Service, Inc.
and Subsidiaries

Consolidated Financial Statements
For the Years Ended June 30, 2009 and 2008

Gray Wireline Service, Inc. and Subsi	diaries

Contents

Independent Auditors’ Report	3

Consolidated Financial Statements

2

700 North Pearl, Suite 2000 Dallas, Texas 75201 Telephone: 214-969-7007 Fax: 214-953-0722

Independent Auditors’ Report

Board of Directors
Gray Wireline Service, Inc.
Fort Worth, Texas

We have audited the accompanying consolidated balance sheets of Gray Wireline Service, Inc. (the “Company”) as of June 30, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gray Wireline Service, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

March 10, 2010

3

June 30,	2009	2008

Assets

Current Assets
Cash and cash equivalents	$19,836,126	$5,709,455
Accounts receivable, net	8,552,070	22,547,463
Inventory	403,964	286,461
Prepaid income tax	2,622,000	-
Deferred income tax assets	775,114	1,860,237
Other current assets	558,340	479,223

Total current assets	32,747,614	30,882,839

Property and equipment, net	40,527,061	40,731,670

Intangible assets, net	4,089,025	5,096,929

Goodwill	21,603,270	21,603,270

Debt issue costs, net	3,289,756	4,326,492

Other assets	130,000	130,000

Total assets	$102,386,726	$102,771,200

4

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Balanc	e Sheets

June 30,	2009	2008

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$1,906,728	$4,543,639
Accrued liabilities	2,003,090	3,943,856
Income tax payable	215,376	1,782,349
Equipment financing	-	825,464

Total current liabilities	4,125,194	11,095,308

Long-term debt	121,000,000	121,000,000

Other liabilities	-	125,000

Deferred income tax liabilities	7,396,486	5,703,174

Total liabilities	132,521,680	137,923,482

Stockholders’ equity
Common stock, $1 par value, 100,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	7,642,703	7,471,703
Retained earnings (deficit)	(37,777,757)	(42,624,085)

Total stockholders’ equity (deficit)	(30,134,954)	(35,152,282)

Total liabilities and stockholders’ equity	$102,386,726	$102,771,200

See accompanying notes to consolidated financial statements.

5

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Statements o	f Income

For the years ended June 30,	2009	2008

Revenue	$118,061,772	$120,089,894

Operating expenses	96,476,425	86,391,441

Income from operations	21,585,347	33,698,453

Other expense
Other expense (income), net	234,912	(77,045
Interest expense	13,081,071	13,938,656

Total other expense	13,315,983	13,861,611

Income before income tax expense	8,269,364	19,836,842

Income tax expense	3,423,036	7,572,328

Net income	$4,846,328	$12,264,514

See accompanying notes to consolidated financial statements.

6

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Statement of Stockholders' Equit	y (Deficit)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total

Balance, June 30, 2007	100	$100	$7,185,633	$(54,888,599)	$(47,702,866)

Net income	-	-	-	12,264,514	12,264,514

Stock-based compensation	-	-	286,070	-	286,070

Balance, June 30, 2008	100	100	7,471,703	(42,624,085)	(35,152,282)

Net income	-	-	-	4,846,328	4,846,328

Stock-based compensation	-	-	171,000	-	171,000

Balance, June 30, 2009	100	$100	$7,642,703	$(37,777,757)	$(30,134,954)

See accompanying notes to consolidated financial statements.

7

Gray Wireline Service, Inc. and Subsi	diaries

Consolidated Statement of Ca	sh Flows

For the years ended June 30,	2009	2008

Cash flows from operating activities:
Net income	$4,846,328	$12,264,514
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	8,834,917	7,614,939
Bad debt provision	441,423	(107,611)
Write-off of debt issue costs	95,087	-
Impairment of fixed assets	1,810,030	-
Loss on disposition of fixed assets	50,294	62,948
Stock-based compensation	171,000	286,070
Deferred income taxes	2,778,435	1,374,042
Changes in operating assets and liabilities, net of businesses acquired:
Accounts receivable	13,553,970	(5,740,469)
Inventory	(117,503)	(88,826
Prepaid income taxes and other assets	(2,701,116)	2,375,977
Accounts payable	(2,636,911)	327,700
Accrued liabilities	(1,940,766)	(4,322,230
Income tax payable	(1,566,973)	1,052,658

Net cash provided by operating activities	23,618,215	15,099,712

Cash flows from investing activities:
Purchase of property and equipment	(8,765,076)	(13,266,510)
Cash paid in business acquisitions	(125,000))	(885,000)
Proceeds from the sale of fixed assets	223,996	604,563

Net cash used in investing activities	(8,666,080)	(13,546,947)

Cash flows used in financing activities -
Repayment of equipment financing	(825,464)	(121,936

Net increase in cash and cash equivalents	14,126,671	1,430,829

Cash and cash equivalents at beginning of year	5,709,455	4,278,626

Cash and cash equivalents at end of year	$19,836,126)	$5,709,455

See accompanying notes to consolidated financial statements.

8

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

1.	Background and Summary of Significant Accounting Policies
Background - Gray Wireline Service, Inc. (the “Company”) provides wellsite services to oil and gas operators in the United States primarily as an electric wireline and slickline service company specializing in cased-hole services.  The Company began operations in Levelland, Texas in 1983 and expanded into nearby Andrews, Texas in 1995.  Accelerated expansion plans were initiated in 2004 and 2005 resulting in the addition of six new locations.  This expansion continued in 2006 and 2007 with four new locations through internal expansion and four more locations through acquisitions.  In 2008 and 2009, the Company added another three locations through internal expansion. The Company now operates nineteen locations in Texas, Oklahoma, New Mexico, North Dakota, Pennsylvania, and southern Louisiana.  The Louisiana location offers both land and offshore services.

The Company’s services are required on virtually every new well drilled and completed in the cased-hole environment.  In addition, the Company’s services are performed on workover wells and re-completions of existing producing wells.  Services provided include: pipe recovery, cement evaluation, production logging, mechanical services, pipe evaluation, perforating, pressure control, formation evaluation, crane services, slickline, snubbing, and tracer tagging services.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, MP&A Wireline Products, Inc. (“MP&A”).  All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents - For purposes of reporting cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

Accounts Receivables - Trade receivables are recorded at the stated amount less a reserve for uncollectible accounts.  The Company does not generally charge interest on trade receivables.  As of June 30, 2009 and 2008, the Company’s allowance for uncollectible accounts was approximately
$600,000 and $296,000, respectively. The reserve is calculated based on

9

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable and historical experience.  After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Revenue Recognition - Revenues are recognized as jobs are completed.  Costs and expenses are recognized as incurred.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation, computed on a straight-line method.  Estimated useful lives of property and equipment are as follows:

    Buildings and improvements            15 - 40 years
    Machinery and equipment                  5 - 10 years

Gains or losses on dispositions are credited or charged to earnings. Maintenance, repairs, and minor improvements are charged to expense as incurred.  Significant interest costs incurred during construction of fixed assets are capitalized.  No interest was capitalized during the years ended June 30, 2009 and 2008.

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that such carrying value may not be recoverable.  If an asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  A charge of $1,810,030 was recorded in fiscal 2009 based on management’s review of the recoverability of certain assets within property and equipment and related revisions to the estimated useful lives of such assets.  No impairment existed at June 30, 2008.

Goodwill - Goodwill represents the difference between the purchase price of acquired businesses and the fair value of their net assets. The Company tests annually for goodwill impairment.  No impairment of goodwill existed at June 30, 2009 and 2008.

10

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Debt Issue Costs - Debt issue costs represent costs incurred in connection with financing acquisitions made by the Company.  The costs are being amortized to interest expense using the effective interest method over the lives of the respective debt agreements.

Stock-Based Compensation - The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated fair values.

The Company uses the Black-Scholes option-pricing model (“Black-Scholes model”) to determine the fair-value of stock-based awards. Stock-based compensation expense recognized for fiscal 2009 and fiscal 2008 was
$171,000 and $286,070, respectively.

The weighted average assumptions used for 2008 and the resulting estimates of weighted-average fair value per share of options granted are as follows:

2007

Expected life of stock options	7 years
Interest rate	4.74% to 5.05%
Volatility	34.55%
Dividend yields	0.0%
Weighted-average fair value of stock options granted	$ 852.28

Pursuant to SFAS 123(R) expected volatility assumptions are based on the historical volatility of a Company’s common stock.  Because the Company is private, neither historical nor implied volatility information is available.  As a result, the Company used guideline companies to estimate a reasonable volatility.  The Company based its expected life assumptions on its historical experience and the terms and conditions of the stock options granted to employees.

11

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income.

Since stock-based compensation expense recognized in the Company’s consolidated statements of income for the years ended June 30, 2009 and 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.  SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  There were no additional options granted in 2009.

Income Taxes - Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end.  A valuation allowance is recognized when management believes, based on available evidence, that it is more likely than not that existing deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statements in accordance with SFAS 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In December 2008, the FASB issued FSP FIN 48-3  “Effective Date of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes” that amends FIN 48 to defer the effective date of FIN 48 to annual periods beginning after December 15, 2008 for nonpublic enterprises.  The Company is considering the provisions of FIN 48 and at present has not determined the impact of adopting FIN 48.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

12

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, intangibles and goodwill; valuation allowances for receivables, deferred income tax assets and valuation of share-based compensation.  Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. The majority of cash is maintained with major financial institutions.  To date, the Company has experienced no losses in connection with these accounts.  Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. Many of these customers are major oil companies or major independents where the credit risk is minimal.  The Company does not generally require collateral to support accounts receivable.

The Company has one customer that accounted for 11.6% of revenue in fiscal 2009.  No customers accounted for 10% or more of revenue in fiscal 2008.

Fair Value Measurements - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB issued Staff Position No. 157-2 which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value in the statements on a recurring basis.  Where generally accepted accounting principles specifically requires the use of fair value, the Company has adopted the provisions of SFAS 157 related to financial assets and financial liabilities as of July 1, 2008.  The adoption of SFAS 157 had no impact on the Company’s financial position or results of operations.

13

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Financial Instruments - Carrying values of cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these assets and liabilities.  Debt consists of borrowings under terms consistent with those currently available to the Company from third parties.  The carrying value of these borrowings approximates fair value.

2.	Acquisitions	During the year ended June 30, 2008, the Company acquired the following businesses:

		·	In November, 2007, the Company acquired substantially all the operating assets of Machined Products and Assemblies, Inc. (“Machined Products”), with operations located in Fort Worth, Texas.

		·	In April, 2008, the Company acquired substantially all of the operating assets of Tracer Tech Service, Inc. (“Tracer Tech”), with operations in Odessa, Texas.

Tracer Tech operates in substantially the same business as the Company. Machined Products manufactures wireline related parts and equipment. These acquisitions were entered into to strengthen the Company’s source of equipment and expand the Company’s service offerings. The total purchase price of $1,135,000 for these acquisitions was allocated to the acquired assets based on estimates of their respective fair values. Goodwill of approximately $74,352 is expected to be fully deductible for tax purposes. As part of the MP&A acquisition, consideration included a non-interest bearing $250,000 note payable in two annual installments of $125,000 beginning November 30, 2008.

14

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

The following is a summary of the allocation of the total purchase price as of the dates of the acquisitions:

Total

Inventory	$197,635
Property, plant and equipment	380,253
Other assets	110,000
Intangible assets	393,319
Goodwill	74,352
Capital lease obligation	(20,559

$1,135,000

Operations of the entities acquired are included in the accompanying consolidated statements of income from the dates of acquisition.

3.	Goodwill and Other Intangibles
Definite-lived intangible assets at June 30, 2009 and 2008 consisted of customer relationships. Aggregate amortization expense related to these assets was $1,007,904 and $1,217,890 for the years ended June 30, 2009 and 2008, respectively.  Accumulated amortization at June 30, 2009 and 2008 was $2,883,737 and $1,875,833, respectively.  The weighted average amortization period is estimated to be 10 years.

Estimated amortization expense for the following five years is expected to be as follows:

Year ending June 30,

2010	$806,323
2011	645,320
2012	515,875
2013	455,710
2014	452,956

15

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

The changes in the carrying amount of goodwill for the years ended June 30, 2009 and 2008, are as follows:

Balance as of June 30, 2007	$21,528,918

Goodwill acquired during year	5,415,222

Balance as of June 30, 2008	21,603,270

Goodwill acquired during year	-

Balance as of June 30, 2009	$21,603,270

4.	Accounts Receivable	Accounts receivable are summarized as follows:

June 30,	2009	2008

Trade receivables	$9,137,198	$22,566,516
Allowance for bad debts	(600,000)	(295,639)

Trade receivables, net	8,537,198	22,270,877
Insurance claims receivable	-	269,672
Employee loans and advances	14,872	6,914

Accounts receivable, net	$8,552,070	$22,547,463

5.	Property and Equipment	Major classifications of property and equipment are summarized as follow:

June 30,	2009	2008

Land	$792,795	$792,795
Buildings and equipment	58,181,010	48,085,660
Construction in progress	510,132	2,415,130

	59,483,937	51,293,585
Less accumulated depreciation and amortization	18,956,876	10,561,915

Net property and equipment	$40,527,061	$40,731,670

16

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Years Ended June 30,	2009	2008

Depreciation expense	$6,885,364	$5,455,399

Included in property and equipment is approximately $947,000 of equipment used in operations which was acquired through a short-term equipment financing arrangement at 12% interest and monthly payments of approximately $33,000.  This was paid off during 2009.

6.	Operating Leases
The Company has entered into operating lease agreements for buildings and equipment expiring through 2014. Commitments under non-cancellable operating lease agreements provide for future minimum rental payments as follows:

Years ending June 30,

2010	$1,610,324
2011	1,290,728
2012	836,261
2013	156,357
2014	3,558

Total minimum rental payments	$3,897,228

Rental expenditures in 2009	$3,772,074
Rental expenditures in 2008	$3,400,054

7.	Long-Term Debt	Long-term debt at June 30, 2009 and 2008, consisted of the following:

	2009	2008

Note payable (First Out Term Loan) with interest at Eurodollar rate plus 3.25% (3.56% at June 30, 2009), interest only due in quarterly payments or per interest period selected by Borrower (1,2,3, or 6 months) through maturity (February 28, 2013), secured by first priority security interest in all assets of the Company.	$40,000,000	$40,000,000

17

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

Note payable (Second Out Term Loan) with interest at rate of 12.25%, interest only due in quarterly payments beginning March 31, 2007 through maturity (February 28, 2013), secured by second priority security interest in all assets of the Company.	77,500,000	77,500,000

Subordinated note payable with interest at 6%, interest only on outstanding principal payable semi-annually beginning January 1, 2007 through maturity (earlier of the seventh anniversary of the issuance date or the date of the sale of the Company), secured by equipment.	3,500,000	3,500,000

Long-term debt	$121,000,000	$121,000,000

The Company also had available a $15,000,000 Revolving Credit Line with a bank.  During 2009, the Company ended all relationships with the bank.  No amounts were outstanding at June 30, 2009 or 2008 under this agreement.

The first out and second out term loans are subject to certain financial covenants related primarily to the maintenance of minimum EBITDA levels, fixed charge ratio and leverage ratios.  At June 30, 2009, the Company was in compliance with all financial covenants.  The Company was in default of two reporting covenants relating to timely delivery of the fiscal year 2009 budget and the fiscal year 2008 audited financial statements.  A waiver of default has been obtained from the lenders.

Maturities of long-term debt are as follows:

Years ending June 30,	Amount

2010	-
2011	-
2012	-
2013	$121,000,000
2014	-

$121,000,000

Total interest paid in fiscal 2009 and 2008 was $12,265,085 and $15,998,880, respectively.

18

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

8.	Income Taxes	The provision for income taxes consists of the following:

Years ending June 30,	2009	2008

Current taxes	$2,428,623	$6,198,286
Deferred taxes	994,413	1,374,042

Total	$3,423,036	$7,572,328

The income tax provision differs from the amounts that would be determined through the application of the federal statutory rate to pre-tax income due to the effect of graduated income tax rates, non deductible expenses and state income taxes.

Deferred tax liabilities in the amount of $7,396,486 and $5,703,174 have been recognized as of June 30, 2009 and 2008, respectively.   Such differences arise primarily from different methods between financial reporting and tax return purposes of calculating depreciation on property and equipment.

Deferred tax assets in the amount of $775,114 and $1,860,237 have been recognized as of June 30, 2009 and 2008, respectively, primarily due to the timing of deducting certain accrued expenses and allowances for bad debts.

Total taxes paid in fiscal 2009 and 2008 were $4,829,929 and $6,672,800, respectively.

9.	Stock Option
During fiscal 2007 a parent of the Company (“Gray Holdco, Inc.”) issued options for the purchase of stock to employees of the Company.  Options were issued under three separate option plans as follows:

Series A – Options on 1,012.5 shares issued to members of management.  Options vest over the remaining life of 3 years based on the Company meeting Free Cash Flow targets as specified in the option plan.

Series B – Options on 1,012.5 shares issued to members of management.  Options vest only upon a change of control based on the meeting of return on investment target rates as specified in the option plan.

19

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

New Hire Plan – Options on 663 shares available to issue to members of management.  Options vest equally over 5 years.

The option plans specify that Gray Holdco, Inc. has the right (but not the obligation) to repurchase any shares obtained through exercise and held by the Option Holder at the time of their termination or breach of contract.

All stock options have seven-year contractual terms.  At June 30, 2009, there were 315 additional shares available for grant under the Series A and Series B option plans.  There were no options granted in fiscal year 2009.

A summary of the status of the Company’s stock options is presented below:

		Average
	Number of Shares	Exercise Price

Balance at July 1, 2007	2,688	$1,850

Granted	-	-
Forfeited	-	-

Balance at June 30, 2008	2,688	1,850

Granted	-	-
Forfeited	(720	-

Balance at June 30, 2009	1,968	$1,850

At June 30, 2009, the number of options exercisable was 600.  No options were exercised for the year June 30, 2009.  The intrinsic value of options was zero as of June 30, 2009. As of June 30, 2009, the unrecognized compensation expense related to the unvested portion of stock options was to be recognized as follows:

Series A - $102,469 – To be recognized ratably over two years based on the Company meeting certain Free Cash Flow targets.

Series B - $863,425 – To be recognized upon a change of control.

20

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

New Hire Plan - $201,202 – To be recognized ratably over the requisite service period which is estimated to be five years.

10.	401(k) Plan
Beginning July 1, 2007, a 401(k) Plan became available and is open to all employees over 21 years of age with six months of service.  The plan is administrated by the third party payroll service provider and is designed to be a self-directed plan.  Under the plan, any employer match is discretionary.  The Company did not incur any costs related to this plan in fiscal 2009 or 2008.

11.	Commitments and Contingencies
The Company is involved in various legal matters arising in the normal course of business.  In the opinion of management and legal counsel, the amount of losses that may be sustained, if any, would not have a material effect on the financial position and results of operations of the Company.

12.	Liquidity Risks
The Company reports a stockholders’ deficit in the statement of stockholders’ equity (deficit) due to distributions made to owners in prior years.  However, the Company has had a history of positive net income and cash flow provided by operating activities.  During the second half of fiscal 2009 the Company was negatively impacted by the worldwide decline in petroleum prices and the resulting decrease in oil and gas exploration and development activities within the continental United States.  Currently, the Company expects it will be able to satisfy its cash flow requirements in future periods from existing cash reserves and operations; however, if revenues decline significantly from current estimates, the Company may be unable to meet their cash flow requirements or debt repayment obligations when required.

13.	Subsequent Events
Management has evaluated subsequent events through March 10, 2010, the date the financial statements were available to be issued.

In October 2009, the Company repaid a portion of the First Out Term Loan. The $5.2 million payment was made based on an Excess Cash Computation contained in the Credit Agreement.

In November 2009, the Company ceased operation of MP&A, its machine shop subsidiary. In connection with the closure the Company wrote off intangibles of $221,000 and recorded a loss of $297,000 on the write off of

21

Gray Wireline Service, Inc. and Subsi	diaries

Notes to Consolidated Financial Sta	tements

inventory and other expenses related to the closure of this business. In January 2010, the Company sold certain assets of MP&A including the use of the MP&A name for a total consideration of $195,000.

In January 2010, the Company sold its hydraulic fracturing tagging business for $9.0 million. This business generated operating income of $893,000 on revenues of $1.8 million for the year ended June 30, 2009.  The net proceeds after expenses in the amount of $8.9 million were used to repay the First Out Term Loan.

In February 2010, the Company sold its snubbing business for $1.6 million, $750,000 in cash and $850,000 in assets. The Company had a net book value of $1.5 million. The snubbing business generated operating losses of $180,000 on revenues of $3.4 million for the year ended June 30, 2009.  The net cash proceeds of $600,000 were used to repay a portion of the First Out Term Loan.

In Fiscal 2010, the Company executed waivers and amendments to its First Out term Loan and Second Out Term Loan Agreements. These waivers and amendments waived the reporting defaults that existed at June 30, 2009, changed the interest rates on the Term Loans, changed the maturity date of the Term Loans to October 22, 2012 and revised the Company's financial covenants.

22

Appendix 4: Annual Report for 2010 for Gray Wireline

Gray Wireline Service, Inc. and Subsidiary Consolidated Financial Statements Years Ended June 30, 2010 and 2009

The report accompanying these financial statements was issued by
BDO USA, LLP, a New York limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Gray Wireline Service, Inc. and Subsidiary

Consolidated Financial Statements
Years Ended June 30, 2010 and 2009

2

Independent Auditors’ Report

Board of Directors
Gray Wireline Service, Inc.
Fort Worth, Texas

We have audited the accompanying consolidated balance sheets of Gray Wireline Service, Inc. and Subsidiary (the “Company”) as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gray Wireline Service, Inc. and Subsidiary as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, “Background and Summary of Significant Accounting Policies”, the Company adopted provisions of Accounting Standards Codification 740-10 relating to Accounting for Uncertainty in Income Taxes as of July 1, 2009.

Dallas, Texas
September 27, 2010

BDO USA, LLP, a New York limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

3

Consolidated Financial Statements

4

Gray Wireline Service, Inc. and Subsidiary

Consolidated Balance Sheets

June 30,	2010	2009

Assets

Current Assets
Cash and cash equivalents	$7,253,244	$19,836,126
Accounts receivable, net	14,027,876	8,537,199
Income tax receivable	1,898,813	2,622,096
Deferred income tax assets	2,216,666	775,114
Other current assets	1,835,248	995,429

Total Current Assets	27,231,847	32,765,964

Property and Equipment, net	33,316,971	40,527,061

Intangible Assets, net	3,031,808	4,089,025

Goodwill	21,528,917	21,603,270

Debt Issue Costs, net	4,903,500	3,289,756

Other Assets	-	130,000

Total Assets	$90,013,043	$102,405,076

5

Gray Wireline Service, Inc. and Subsidiary

Consolidated Balance Sheets

June 30,	2010	2009

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable	4,569,356	1,376,728
Accrued liabilities	5,049,975	2,551,441
Income tax payable	-	215,376

Total Current Liabilities	9,619,331	4,143,545

Long-Term Debt	106,571,175	121,000,000

Deferred Income Tax Liabilities	7,442,079	7,396,486

Total Liabilities	123,632,585	132,540,031

Stockholders’ Deficit
Common stock, $1 par value, 100,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	10,433,304	7,642,704
Deficit	(44,052,946)	(37,777,759)

Total Stockholders’ Deficit	(33,619,542)	(30,134,955)

Total Liabilities and Stockholders’ Deficit	$90,013,043	$102,405,076

See accompanying notes to consolidated financial statements.

6

Gray Wireline Service, Inc. and Subsidiary

Consolidated Statements of Operations

For the years ended June 30,	2010	2009

Revenue	$72,134,636	$112,190,366

Operating Expenses	70,989,744	91,006,545

Income from operations	1,144,892	21,183,821

Other Expense
Other expense, net	720,767	235,933
Debt modification expenses	4,038,671	-
Interest expense	12,966,131	13,081,071

Total other expense	17,725,569	13,317,004

Income (loss) before income taxes and discontinued operations	(16,580,677)	7,866,817

Income tax expense (benefit)	(6,044,726)	3,270,067

Net income (loss) from continuing operations	(10,535,951)	4,596,750

Net income (loss) from discontinued operations, net of taxes	(605,496)	249,578
Gain on sale of discontinued operations, net of taxes	4,866,260	-

Net income (loss)	$(6,275,187)	$4,846,328

See accompanying notes to consolidated financial statements.

7

Gray Wireline Service, Inc. and Subsidiary

Consolidated Statements of Stockholders' Deficit

	Common Stock
	Shares	Amount	Additional Paid in Capital	Deficit	Total

Balance, June 30, 2008	100	$100	$7,471,704	$(42,624,087)	$(35,152,283)

Net income	-	-	-	4,846,328	4,846,328

Stock-based compensation	-	-	171,000	-	171,000

Balance, June 30, 2009	100	100	7,642,704	(37,777,759)	(30,134,955)

Net loss	-	-	-	(6,275,187)	(6,275,187)

Stock-based compensation	-	-	96,600	-	96,600

Capital contribution	-	-	75,000	-	75,000

Warrants issued	-	-	2,619,000	-	2,619,000

Balance, June 30, 2010	100	$100	$10,433,304	$(44,052,946)	$(33,619,542)

See accompanying notes to consolidated financial statements.

8

Gray Wireline Service, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the years ended June 30,	2010	2009

Cash flows from operating activities:
Net income (loss)	$(6,275,187)	$4,846,328
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization – continuing operations	8,729,909	8,834,917
Provision for bad debt	423,311	441,423
Write-off of debt issue costs	-	95,087
Impairment of property and equipment	-	1,810,030
(Gain) Loss on disposition of property and equipment	(38,289)	50,294
Gain on disposal of discontinued operations	(7,848,806)	-
Stock-based compensation	96,600	171,000
Paid-in-kind interest	296,175	-
Deferred income taxes	(1,395,959)	2,778,435
Changes in operating assets and liabilities:
Accounts receivable	(5,913,988)	13,535,620
Prepaid and other assets	(839,819)	(2,818,619)
Accounts payable and accrued liabilities	5,570,162	(4,559,327)
Income tax receivable and payable	507,907	(1,566,973)

Net cash provided by (used in) operating activities	(6,687,984)	23,618,215

Cash flows from investing activities:
Purchase of property and equipment	(666,306)	(8,765,076)
Net proceeds from the sale of assets	9,827,158	223,996
Cash paid in business acquisitions	(125,000)	(125,000)

Net cash provided by (used in) investing activities	9,035,852	(8,666,080)

Cash flows used in financing activities:
Repayment of term loan	(14,725,000)	-
Repayment of equipment financing	-	(825,464)
Payments of debt issue costs	(280,750)	-
Capital contribution	75,000	-

Net cash used in financing activities	(14,930,750)	(825,464)

Net increase (decrease) in cash and cash equivalents	(12,582,882)	14,126,671

Cash and cash equivalents at beginning of year	19,836,126	5,709,455

Cash and cash equivalents at end of year	$7,253,244	$19,836,126

See accompanying notes to consolidated financial statements.

9

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.     Background and Summary of Significant Accounting Policies

Background

Gray Wireline Service, Inc. (the “Company”) provides wellsite services to oil and gas operators in the United States primarily as an electric wireline and slickline service company specializing in cased-hole services.  The Company began operations in Levelland, Texas in 1983 and accelerated expansion plans were initiated in 2004.  The Company now operates eighteen locations in Texas, Oklahoma, New Mexico, North Dakota, Pennsylvania, Mississippi, and southern Louisiana.  The Louisiana location offers both land and offshore services.

The Company’s services are required on virtually every new well drilled and completed in the cased-hole environment.  In addition, the Company’s services are performed on workover wells and re-completions of existing producing wells.  Services provided include: perforating, pipe recovery, cement evaluation, production logging, mechanical services, pipe evaluation, pressure control, formation evaluation, crane services, and slickline.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include the accounts of the Company and its wholly owned subsidiary.  All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, intangibles and goodwill, valuation allowances for receivables, deferred income tax assets and valuation of share-based compensation.  Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

Accounts Receivables

Trade receivables are recorded at the stated amount less allowance for bad debts.  The Company does not generally charge interest on trade receivables.  As of June 30, 2010 and 2009, the Company’s allowance for bad debts was approximately $725,520 and $600,000, respectively. The allowance for bad debts is calculated based on management's assessment of the collectability of specific customer accounts, the aging of the accounts receivable and historical experience.  After all attempts to collect a receivable have failed, the receivable is written off against the allowance for bad debts.

10

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Revenue Recognition

Revenues are recognized as jobs are completed.  Costs and expenses are recognized as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, computed on a straight-line method.  Estimated useful lives of property and equipment are as follows:

    Buildings and improvements             15 - 40 years
    Machinery and equipment                  5 - 10 years

Gains or losses on dispositions are credited or charged to earnings. Maintenance, repairs, and minor improvements are charged to expense as incurred.  Significant interest costs incurred during construction of property and equipment are capitalized.  No interest was capitalized during the years ended June 30, 2010 and 2009.

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that such carrying value may not be recoverable. No impairment existed at June 30, 2010.  An impairment of property and equipment of $1,810,030 was recorded for the year ended June 30, 2009 based on management’s review of the recoverability of certain assets within property and equipment and related revisions to the estimated useful lives of such assets.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of purchased businesses over the fair value of the identifiable net assets acquired. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) (FASB ASC) 350-10-05, “Goodwill and Other Intangible Asset” (formerly SFAS No. 142), goodwill and certain identifiable intangible assets with indefinite useful lives are no longer amortized but are subject to annual impairment tests. In the event facts and circumstances indicate the carrying value of the goodwill is impaired, it would be written down to its estimated fair value.  No impairment of goodwill existed at June 30, 2010 and 2009.

The recoverability of intangible assets subject to amortization, which primarily consist of customer relationships, is evaluated whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

Debt Issue Costs

Debt issue costs represent costs incurred in connection with financing acquisitions made by the Company.  The costs are being amortized to interest expense using the effective interest method over the lives of the respective debt agreements.  In accordance with ASC 470-50-40-17 the Company capitalized an additional $2,899,750 in debt issuance cost in fiscal 2010 related to the amendment of the First Out and Second Out Term Loan Agreements. (See Note 6)

11

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, “Share-Based Payment,” (ASC 718) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated fair values.

The Company uses the Black-Scholes option-pricing model (“Black-Scholes model”) to determine the fair-value of stock-based awards. Stock-based compensation expense recognized for fiscal 2010 and fiscal 2009 was $96,600 and $171,000, respectively.

The weighted average assumptions used for 2010 and the resulting estimates of weighted-average fair value per share of options granted are as follows:

2010

Expected life of stock options	3 years
Interest rate	1.78%
Volatility	70.0%
Dividend yields	0.0%
Weighted-average fair value of stockoptions granted	$0.02

Pursuant to ASC 718 expected volatility assumptions are based on the historical volatility of a Company’s common stock.  Because the Company is private, neither historical nor implied volatility information is available.  As a result, the Company used guideline companies to estimate a reasonable volatility.  The Company based its expected life assumptions on its historical experience and the terms and conditions of the stock options granted to employees.

The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of operations.

Since stock-based compensation expense recognized in the Company’s consolidated statements of operations for the years ended June 30, 2010 and 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end.  A valuation allowance is recognized when management believes, based on available evidence, that it is more likely than not that existing deferred tax assets will not be realized.

Effective July 1, 2009, the Company adopted FASB ASC 740-10-25 (formerly FIN 48, “Accounting for Uncertainty in Income Taxes”).  It clarifies the accounting for uncertainty in income tax recognized in a company’s financial statements and requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It

12

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.  Adoption of this standard did not materially impact the financial condition or results of operations of the Company.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. The majority of cash is maintained with major financial institution.  To date, the Company has experienced no losses in connection with these accounts.  Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. Many of these customers are major oil companies or major independents where the credit risk is minimal.  The Company does not generally require collateral to support accounts receivable.

The Company has two customers that accounted for 11.2% and 10.2% of revenue during the year ended June 30, 2010.  One customer accounted for 12.2% of revenue for the year ended June 30, 2009. As of June 30, 2010 and 2009, amounts outstanding from these customers included in accounts receivable was approximately $3,173,131 and $603,349, respectively.  Receivables from these customers are closely monitored and management does not believe a significant credit risk exists.  No other single customer or group of customers accounted for a material portion of receivables at June 30, 2010 and 2009 or sales for the fiscal years then ended.

Fair Value Measurements

The Company’s financial instrument consists primarily of cash, accounts receivable and accounts payable and debt. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these assets and liabilities.  Debt consists of borrowings under terms consistent with those currently available to the Company from third parties.  The carrying value of these borrowings approximates fair value.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

2.     Discontinued Operations

During the year ended June 30, 2010, the Company discontinued the following operations:

•
In November 2009, the Company ceased operation of MP&A, its machine shop subsidiary. In connection with the closure the Company wrote off intangibles of $222,000 and recorded a loss of $335,000 on the write off of inventory and other expenses related to the closure of this business. In January 2010, the Company sold certain assets of MP&A including the use of the MP&A name for a total consideration of $158,000.

13

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

•
In January 2010, the Company sold its hydraulic fracturing tagging business line for $9.0 million.  The net proceeds in the amount of $8.9 million were used to repay a portion of the First Out Term Loan.

•
In February 2010, the Company sold its snubbing business line for $1.6 million ($750,000 in cash and $850,000 in assets).  The net cash proceeds in the amount of $600,000 were used to repay a portion of the First Out Term Loan.

The following summarizes the results of discontinued operations for the periods presented:

For the years ended June 30,	2010	2009

Revenue	$2,576,487	$5,871,406

Pre-tax income (loss) from operations	(976,607)	402,547
Income tax expense (benefit)	(371,111	152,969

Net income (loss) from discontinued operations	$(605,496)	$249,578

3.     Goodwill and Other Intangibles

Definite-lived intangible assets as of June 30, 2010 and 2009 consist of customer relationships. Aggregate amortization expense from continuing operations related to these assets was $757,952 and $947,440 for the years ended June 30, 2010 and 2009, respectively.  Accumulated amortization as of June 30, 2010 and 2009 was $3,547,636 and $2,883,737, respectively.  The weighted average amortization period is estimated to be 10 years.

Estimated amortization expense for the following five years is expected to be as follows:

For the years ending June 30,

2011	$606,625
2012	484,905
2013	430,954
2014	430,954
2015	431,612

14

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The changes in the carrying amount of goodwill for the years ended June 30, 2010 and 2009, are as follows:

Balance as of June 30, 2008	$21,603,270

Goodwill acquired during the year	-

Balance as of June 30, 2009	21,603,270

Goodwill of disposed business lines	74,353

Balance as of June 30, 2010	$21,528,917

4.     Property and Equipment

Major classifications of property and equipment are summarized as follow:

June 30,	2010	2009

Land	$792,795	$792,795
Buildings and equipment	56,454,174	58,181,010
Construction in progress	-	510,132

	57,246,969	59,483,937
Less accumulated depreciation and amortization	23,929,998	18,956,876

Net property and equipment	$33,316,971	$40,527,061

Included in property and equipment is approximately $947,000 of equipment used in operations which was acquired through a short-term equipment financing arrangement at 12% interest and monthly payments of approximately $33,000.  This financing arrangement was paid off in fiscal 2009.

15

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

5.     Operating Leases

The Company has entered into operating lease agreements for buildings and equipment expiring through 2015. Commitments under non-cancellable operating lease agreements provide for future minimum rental payments as follows:

For the years ending June 30,

2011	$1,589,761
2012	944,049
2013	348,478
2014	139,988
2015	50,995

Total minimum rental payments	$3,073,271

Rental expense in 2010	$2,932,250
Rental expense in 2009	$3,772,074

6.     Long-Term Debt

Long-term debt at June 30, 2010 and 2009, consisted of the following:

	2010	2009

Note payable (First Out Term Loan) with interest at Eurodollar (2% minimum) rate plus 6% (8.00% at June 30, 2010), interest only due in quarterly payments or per interest period selected by Borrower (1,2, or 3 months) through maturity (October 22, 2012), secured by first priority security interest in all assets of the Company.	$25,275,000	$40,000,000

Note payable (Second Out Term Loan) with interest at rate of 12.75% + PIK interest 1.25%, interest only due in quarterly payments beginning March 31, 2007 through maturity (October 22, 2012), secured by second priority security interest in all assets of the Company.	77,796,175	77,500,000

Subordinated note payable with interest at 6%, interest only on outstanding principal payable semi-annually beginning January 1, 2007 through maturity (earlier of the seventh anniversary of the issuance date or the date of the sale of the Company).	3,500,000	3,500,000

Long-term debt	$106,571,175	$121,000,000

16

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The First Out and Second Out Term Loans are subject to certain financial covenants related primarily to the maintenance of minimum EBITDA levels, leverage ratios, and limits on capital expenditures.  At June 30, 2010, the Company was in compliance with all financial covenants.

During fiscal 2010, the Company executed amendments to its First Out Term Loan and Second Out Term Loan Agreements. These amendments waived reporting defaults that existed at June 30, 2009, changed the interest rates on the Term Loans, changed the maturity date of the Term Loans to October 22, 2012 and revised the Company's financial covenants.  The Company incurred $6.9 million in costs related to the amendment of which $2.9 million where capitalized in deferred financing costs and $4.0 million expensed.  Additional expenses were included in the debt modification expenses related to legal fees incurred directly related to the refinancing.

During fiscal 2010, the Company repaid a portion of the First Out Term Loan. A $5.2 million payment was made based on an Excess Cash Computation contained in the Credit Agreement.  An additional $9.5 million was paid related to proceeds from the sale of certain business lines included in discontinued operations.

Maturities of long-term debt are as follows:

For the years ending June 30,	Amount

2011	$-
2012	103,071,175
2013	3,500,000
2014	-
2015	-

$106,571,175

Total interest paid in fiscal 2010 and 2009 was $10,759,576 and $12,265,085, respectively.

7.     Income Taxes

The provision for income taxes consists of the following:

For the years ended June 30,	2010	2009

Current taxes (benefit)	$(2,037,331)	$2,428,623
Deferred taxes (benefit)	(1,395,960	994,413

Total	$(3,433,291)	$3,423,036

The income tax provision differs from the amounts that would be determined through the application of the federal statutory rate to pre-tax income due to the effect of graduated income tax rates, non deductible expenses and state income taxes.

17

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Total income taxes were allocated as follows:

For the years ended June 30,	2010	2009

Net income (loss) from continuing operations	$(6,044,726)	$3,270,067
Net income (loss) from discontinued operations	(371,111)	152,969
Gain on sale of discontinued operations	2,982,546	-

Total	$(3,433,291)	$3,423,036
Deferred tax liabilities in the amount of $7,442,079 and $7,396,486 have been recognized as of June 30, 2010 and 2009, respectively.   Such differences arise primarily from different methods between financial reporting and tax return purposes of calculating depreciation on property and equipment.

Deferred tax assets in the amount of $2,216,666 and $775,114 have been recognized as of June 30, 2010 and 2009, respectively, primarily due to the timing of deducting debt modification, expenses, certain accrued expenses and allowances for bad debts.

Total taxes paid in fiscal 2010 and 2009 were $217,776 and $4,829,929, respectively.

8.     Stock Option Plans

A parent of the Company (“Gray Holdco, Inc.”) issued options for the purchase of stock to employees of the Company.  Options were issued under three separate option plans as follows:

Series A – Options on 1,012.5 shares issued to members of management.  Options vest over the remaining life of five years based on the Company meeting Free Cash Flow targets or on a straight line basis as specified in the option plan.  An average of two years remains on the vesting life as of fiscal 2010.

Series B – Options on 1,012.5 shares issued to members of management.  Options vest only upon a change of control based on the meeting of return on investment target rates as specified in the option plan.

New Hire Plan – Options on 663 shares available to issue to members of management.  Options vest equally over five years.

The option plans specify that Gray Holdco, Inc. has the right (but not the obligation) to repurchase any shares obtained through exercise and held by the Option Holder at the time of their termination or breach of contract.

All stock options have seven-year contractual terms.  At June 30, 2010, there were 275 additional shares available for grant under the Series A and Series B option plans.

18

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

A summary of the status of the Company’s stock options is presented below:

		Average
	Number of Shares	Exercise Price

Balance at June 30, 2008	2,688	$1,850

Granted	-	-
Forfeited	(720)	1,850

Balance at June 30, 2009	1,968	1,850

Granted	750	1,850
Forfeited	(305)	1,850

Balance at June 30, 2010	2,413	$1,850

At June 30, 2010, the number of options exercisable was 630.  No options were exercised for the year June 30, 2010.  As of June 30, 2010, the unrecognized compensation expense related to the unvested portion of stock options was to be recognized as follows:

Series A - $32,508 – To be recognized over the next year based on the Company meeting certain Free Cash Flow targets or on a straight line basis.

Series B - $863,425 – To be recognized upon a change of control if certain return on investment targets are met.

New Hire Plan - $61,364 – To be recognized ratably over the requisite service period which is estimated to be one year remaining.

During fiscal 2010 a parent of the Company (“Gray Energy Services, LLC”) granted 25 restricted shares of stock to a member of management.  These shares vest over seven years based on continued employment.

Unrecognized compensation expense for the restricted shares totaled $21,400 as of June 30, 2010.  The expense is to be recognized ratably over six years based on continued employment of the member of management.

During fiscal 2010 a parent of the Company (“Gray Energy Services, LLC”) entered into a stock subscription agreement with a member of management which permitted the member to purchase 175 shares of stock from which the Company received $75,000 in cash as of June 30, 2010.

9.     Warrants

During fiscal 2010, the Company issued warrants in connection with the amendment to the Second Out Term Loan (See Note 6).  The warrants are exercisable for 3,559 shares of common stock of Gray Holdco, Inc. at an exercise price of $0.01 per share and will expire on March 10, 2017.  The

19

Gray Wireline Service, Inc. and Subsidiary

Notes to Consolidated Financial Statements

warrants have been recorded at their fair value of $2,619,000 in the accompanying balance sheets.

10.    401(k) Plan

Beginning July 1, 2007, a 401(k) Plan became available and is open to all employees over 21 years of age with six months of service.  The plan is administrated by the third party payroll service provider and is designed to be a self-directed plan.  Under the plan, any employer match is discretionary.  The Company did not make any matching contributions to this plan in fiscal 2010 or 2009.

11.    Commitments and Contingencies

The Company is involved in various legal matters arising in the normal course of business.  In the opinion of management and legal counsel, the amount of losses that may be sustained, if any, would not have a material effect on the financial position and results of operations of the Company.

12.    Supplemental Cash Flow Information

The following is a summary of non-cash transactions:

Years ended June 30,	2010	2009

Property and equipment received in sale of business line	$850,000	$-
Warrants issued related to debt amendment	$2,619,000	$-
Interest paid-in-kind	$296,175	$-

13.    Liquidity Risks

The Company reports a stockholders’ deficit in the statement of stockholders’ deficit due to distributions made to owners in prior years.  However, the Company has had a history of positive net income and cash flow provided by operating activities.  During the second half of fiscal 2009 and the first half of fiscal 2010 the Company was negatively impacted by the worldwide decline in petroleum prices and the resulting decrease in oil and gas exploration and development activities within the continental United States.  Currently, the Company expects it will be able to satisfy its cash flow requirements in future periods from existing cash reserves and operations; however, if revenues decline significantly from current estimates, the Company may be unable to meet their cash flow requirements or debt repayment obligations when required.

14.    Subsequent Events

Management has evaluated subsequent events through September 27, 2010, the date the consolidated financial statements were available to be issued.

20

Archer Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

Archer Management Limited (UK)
2 Basil Street
London SW3 1AA
Great Britain

Telephone: +44 207 590 1590
www.archerwell.com

RS Platou Markets AS
Haakon VII’s gate 10
P.O. Box 1474 Vika
N-0116 Oslo
Norway

Telephone: +47 22 01 63 00
Telefax: +47 22 01 63 10
www.platoumarkets.com